      As filed with the Securities and Exchange Commission on May 16, 2000
                                                    Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ---------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                ---------------
                              CARSDIRECT.COM, INC.
             (Exact name of registrant as specified in its charter)

          Delaware                            5511                        95-4711621
State (or other jurisdiction of    (Primary Standard Industrial         (I.R.S. Employer
incorporation or organization)      Classification Code Number)       Identification Number)

                           10567 Jefferson Boulevard
                             Culver City, CA 90232
                                 (310) 280-4000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                ---------------

                                 ROBERT BRISCO
                            Chief Executive Officer
                           10567 Jefferson Boulevard
                             Culver City, CA 90232
                                 (310) 280-4000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                   Copies to:

              LARRY W. SONSINI
              MARTIN W. KORMAN
               ROBERT SANCHEZ                                 JEROME L. COBEN
      Wilson Sonsini Goodrich & Rosati            Skadden, Arps, Slate, Meagher & Flom LLP
          Professional Corporation                   300 South Grand Avenue, Suite 3400
             650 Page Mill Road                        Los Angeles, California 90071
         Palo Alto, California 94304                           (213) 687-5000
               (650) 493-9300

                                ---------------

   Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
   If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------
------------------------------------------------------------------------------
      Title of Each Class of       Proposed Maximum Aggregate    Amount of
   Securities to be Registered         Offering Price (1)     Registration Fee
------------------------------------------------------------------------------
Class A Common Stock, $0.001 par
 value...........................         $172,500,000            $45,540
------------------------------------------------------------------------------

--------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall hereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and it is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             Subject to Completion
                   Preliminary Prospectus dated May 16, 2000

PROSPECTUS

                                         Shares


                              Class A Common Stock

                                  -----------

    This is CarsDirect.com's initial public offering. CarsDirect.com is selling all of the shares.

    We expect the public offering price to be between $     and $     per
share. Currently, no public market exists for the shares. After pricing of the offering, we expect that the shares will be quoted on the Nasdaq National Market under the symbol "CRSD."

    Investing in the Class A common stock involves risks that are described in the "Risk Factors" section beginning on page 6 of this prospectus.

                                  -----------

                                                            Per Share Total
                                                            --------- -----
     Public offering price...............................        $       $
     Underwriting discount...............................        $       $
     Proceeds, before expenses, to CarsDirect.com .......        $       $

    The underwriters may also purchase up to an additional       shares at the
public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares will be ready for delivery on or about       , 2000.

                                  -----------

Merrill Lynch & Co.
             Chase H&Q
                           Robertson Stephens
                                         E*OFFERING

                                  -----------

                 The date of this prospectus is         , 2000.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary ......................................................   1
Risk Factors ............................................................   6
Special Note Regarding Forward-Looking Statements .......................  23
Use of Proceeds .........................................................  24
Dividend Policy .........................................................  24
Capitalization ..........................................................  25
Dilution ................................................................  26
Selected Consolidated Financial Data ....................................  28
Management's Discussion and Analysis of Financial Condition and Results
 of Operations ..........................................................  29
Business ................................................................  38
Management ..............................................................  56
Principal Stockholders ..................................................  66
Related Party Transactions ..............................................  69
Description of Capital Stock ............................................  78
Shares Eligible for Future Sale .........................................  82
Underwriting ............................................................  84
Legal Matters ...........................................................  87
Experts .................................................................  87
Where You Can Find Additional Information ...............................  87
Index to Financial Statements ........................................... F-1

                               ----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      CarsDirect.com, CarsDirect, Autodata, CD1Financial.com, Comparator, Configurator, Autogenie, DirectAssist, Touchdrive, MatchMate and MileageMate are our trademarks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders. Use or display by us of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsement or sponsorship of, us by the trademark or trade dress owners.

                               PROSPECTUS SUMMARY

      This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. You should carefully consider, among other things, the matters set forth in "Risk Factors."

                                 CarsDirect.com

      We are a leading direct online provider of new automobiles and related products and services, such as loan and lease financing and extended warranties. We allow consumers to research, price, configure, order, purchase and finance a vehicle online. Our user-friendly, intuitive Web site offers consumers highly-relevant product information for nearly every make, model and style of new automobile available in the United States today, as well as the ability to simultaneously compare the specifications of competing vehicles. We offer an online shopping experience that features competitive, up-front, no-haggle pricing on new vehicles which, in many cases, can be delivered directly and conveniently to a consumer's home or office. Additionally, we offer competitive lease and loan rates to finance our customers' vehicle purchases. Our customer service personnel provide telephone, online chat and email support 24 hours a day, seven days a week. By combining our commitment to improving the traditional process of purchasing an automobile with the benefits of the Internet, we are able to deliver a unique value proposition to consumers. We currently provide vehicles for purchase and lease in 30 states and the District of Columbia, only for lease in 10 states and offer loan financing in 19 states and the District of Columbia. From inception, October 1998, through March 2000, our customers have purchased more than 12,800 vehicles, representing an aggregate transaction value of $308.2 million. Of these, more than 6,200 vehicles, representing an aggregate transaction value of $142.7 million, were purchased during the three months ended March 31, 2000.

      A total of 17.0 million new vehicles and 30.6 million used vehicles were sold in the United States in 1999, generating retail revenues in excess of $650.0 billion. New vehicles and related services are predominantly sold through over 22,000 dealerships, each of which represents approximately
2 different franchises or vehicle brands, on average. Our business model benefits both consumers and dealers, by providing consumers with a simplified and price-competitive vehicle purchasing experience and dealers with an efficient and cost-effective source of new vehicle transactions. We enable consumers to directly shop for and purchase vehicles through our Web site at prices targeted to be below average transaction prices in each particular market. Using our Web site, consumers can change the configuration of a vehicle dynamically and obtain real-time price comparisons for different makes and models without having to visit or negotiate with multiple parties. We believe that consumers value this differentiated shopping and purchasing experience, and that the more than 2,500 dealers in our network value the incremental transaction volume and potential source of vehicle service and other business opportunities that our customer relationships provide. Furthermore, the wealth of information regarding consumer preferences, trends and demand captured through our Web site could assist automotive manufacturers as they strive to produce new vehicles that will be well-received by the consuming public.

      Our objective is to become the world's leading online source of automobiles and automotive products and services and to leverage our position as one of the first direct e-commerce solutions for consumers in purchasing automobiles. Key elements of our strategy are to:

      Leverage the Efficiencies of our Business Model. Our model does not require a large physical infrastructure, which allows for significant flexibility and operating efficiencies as our transaction volume grows. Furthermore, we expect to be able to negotiate favorable pricing for vehicles as well as finance, lease, insurance and other aftermarket products through arrangements with our dealers and preferred suppliers.

      Expand Strategic Relationships. We currently have strategic relationships with Bank One, our major provider of financing and lease products, CNA, our preferred supplier of extended warranty products, and idealab!, which provides us access to the collective knowledge and best practices of other Internet and e-commerce businesses. In addition, we have entered into a strategic relationship with Penske Automotive

Group, Inc. and UnitedAuto Group, Inc., who will participate in providing vehicles to our customers and vehicle information and automotive retailing expertise to us. We intend to seek and forge additional strategic relationships to complement our product offerings.

      Provide a Compelling Business Proposition to Associated Dealers. Our dealers can significantly benefit from a relationship with us, as we can provide incremental transaction volume with minimal incremental cost and risk. Our new vehicle customers also provide our dealers with potential sources of future service and repair business and used car inventory through trade-ins.

      Improve the Customer Shopping Experience. We intend to continue to develop editorial and other relevant content to further enhance the consumer's automobile buying experience. We also intend to routinely upgrade our Web site to enhance speed, functionality and user-friendliness with investments in both technology and personnel.

      Build Enduring Brand Equity. We have established, and will continue to build, our brand through a wide range of marketing initiatives including television, radio, print, direct mail, online and outdoor advertising campaigns. Targeted promotional events, such as the CarsDirect.com 400 NASCAR event, are also major elements of our strategy to generate high customer loyalty and brand recognition.

      Pursue International Opportunities. We believe our business model is applicable to other large international markets and intend initially to pursue business opportunities in countries with high Internet usage and complementary distribution networks.

      Media Metrix estimates that 935,000 unique visitors came to our site in March 2000. "Unique visitor" is an industry term used to describe an individual who has visited a particular Internet site once or more during a specific period of time. Additionally, according to a study performed by J.D. Power and Associates that we sponsored, 9 out of 10 of our customers surveyed recommended us to their friends. We believe the growth in online traffic to our Web site and the high rate of customer referrals demonstrate the strength of our brand as well as our customers' growing satisfaction with the overall shopping experience of our Web site.

      For the three months ended March 31, 2000, we generated $98.6 million in revenues and incurred net losses of $43.1 million, of which $206,000 represented the excess of revenues over cost. We expect to be able to increase the profitability of our business model by, among other things, pre-negotiating prices for configured vehicles through preferred dealer arrangements and expanding our offerings of vehicle-related products and services.

      We were incorporated in Delaware under the name CarsDirect.com, Inc. in October 1998. Our executive offices are located at 10567 Jefferson Boulevard, Culver City, California 90232, and our telephone number is (310) 280-4000. Our primary Web site is located at www.carsdirect.com. Information contained on or linked to our Web site does not constitute part of this prospectus.

                                  Assumptions

      Except as otherwise noted, all information in this prospectus assumes:

    .  the initial public offering price of our Class A common stock will be
       $   per share;

    . the conversion of all outstanding shares of our preferred stock into Class A common stock upon the completion of this offering;

    .  no exercise of the underwriters' over-allotment options to purchase an
       additional aggregate   shares of Class A common stock in this
       offering;

    . adoption of our restated certificate of incorporation and restated bylaws; and

    .  adoption of new and amended stock plans.

                                  The Offering

 Class A common stock offered by                      shares
  CarsDirect.com............................

 Common stock to be outstanding after this offering:

       Class A common stock.................          shares
       Class B common stock................. 2,050,000 shares

 Voting rights:

       Class A common stock................. One vote per share
       Class B common stock................. Twenty votes per share

 Use of proceeds............................ For capital expenditures, sales and marketing activities and
                                             general corporate purposes,
                                             including expansion of our
                                             operations, working capital, and
                                             acquisition of complementary
                                             businesses, products and
                                             technologies.

 Nasdaq National Market symbol.............. CRSD

      The above table is based on shares outstanding as of March 31, 2000. This table excludes, as of March 31, 2000:

    . 2,963,183 shares of Class A common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $3.14 per share;

    . 10,000 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.35 per share;

    . 171,329 shares of Class A common stock or Series C preferred stock issuable upon conversion of the initial principal amount of a convertible promissory note;

    . 244,917 shares of Class A common stock available for issuance under our 1998 Stock Plan;

    . 2,085,970 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.01 per share; and

    . 300,000 shares of Class A common stock issuable upon conversion of shares of Series D preferred stock issuable upon exercise of warrants outstanding at an exercise price of $15.76 per share.

      Each share of our Class B common stock is convertible, at any time at the option of the holder, into one share of Class A common stock. In addition, any Class B common stock transferred to a holder unaffiliated with idealab! Holdings, L.L.C. would be automatically converted into Class A common stock upon transfer. Furthermore, all shares of Class B common stock would be automatically converted into Class A common stock if idealab! Holdings, L.L.C., together with certain affiliates ceases to hold a specified minimum voting power in us.

                      Summary Consolidated Financial Data
         (In thousands, except vehicle data, share and per share data)

     The following table sets forth our summary consolidated financial data. This summary consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the notes to those financial statements, and the unaudited pro forma condensed consolidated financial information appearing elsewhere in this prospectus.

                         Period From
                          October 9,
                             1998
                         (Inception)
                           Through      Year Ended    Three Months
                         December 31,  December 31,  Ended March 31,
                             1998          1999           2000
                         ------------  ------------  ---------------
Vehicle Data
 (unaudited):
Number of vehicle
 transactions...........            8         6,622          6,255
Total value of vehicle
 transactions (1)....... $    212,000  $165,320,000   $142,705,000
Average vehicle price
 per transaction ....... $     26,500  $     24,965   $     22,815

                         Period From
                          October 9,
                             1998
                         (Inception)                    Pro Forma
                           Through      Year Ended     Year Ended     Three Months
                         December 31,  December 31,   December 31,   Ended March 31,
                             1998          1999         1999 (2)          2000
                         ------------  ------------  --------------- ---------------
                                                       (unaudited)     (unaudited)
Consolidated Statement
 of Operations Data:
Total revenues.......... $         (9) $     15,177   $    125,687     $    98,564
Loss from operations....         (141)      (74,659)      (100,716)        (45,803)
Net loss................         (141)      (72,325)      (100,617)        (43,096)
Net loss per common
 share:
  Basic and diluted
   (3).................. $      (5.67) $     (35.61)                   $     (6.22)
  Weighted average
   shares used to
   calculate basic and
   diluted (3)..........       24,855     2,031,276                      6,928,279
  Unaudited pro forma
   basic and diluted
   (3)..................               $      (2.47)  $      (3.31)    $     (0.81)
  Unaudited pro forma
   weighted average
   shares used to
   calculate basic and
   diluted (3)..........                 29,317,289     30,442,069      53,517,326

                                                   As of March 31, 2000
                                       ---------------------------------------------
                                                                      Pro Forma As
                                          Actual      Pro Forma (4)   Adjusted (5)
                                       ------------  --------------- ---------------
                                       (unaudited)     (unaudited)     (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents............  $    202,075   $    219,075
Working capital......................       194,586        211,586
Total assets.........................       362,655        379,655
Capital leases and long term debt,
 net of current portion..............         1,281          1,281
Convertible preferred stock..........       314,669            --
Deferred stock compensation..........       (60,765)       (60,765)
Total stockholders' equity
 (deficit)...........................       (11,337)       320,332

-------

(1) Total value of vehicle transactions represents the total price our customers paid for their vehicles. See Note 2 of our Notes to Consolidated Financial Statements for information related to the total value of vehicle transactions.

                                          Footnotes continued on following page.

(2) Pro forma consolidated statement of operations data for the year ended December 31, 1999 reflects the acquisitions of the following as of January 1, 1999:

  . Autodata Marketing Systems Incorporated, subsequently renamed Autodata Solutions Company, in July 1999, through the purchase of the issued and outstanding capital stock of its parent, Perga Capital Corp.;

  .  certain assets of Potamkin Auto Center, Ltd. in October 1999; and

  . the remaining 49% membership interest in CD1Financial that we did not already own in December 1999.

  See Note 3 of our Notes to Consolidated Financial Statements for purchase prices and information on goodwill and other intangible assets recorded in connection with these acquisitions.

(3) See Notes 2 and 10 of our Notes to Consolidated Financial Statements for determination of shares used in computing basic and diluted net loss per common share.

(4) Pro forma to give effect to the conversion of all issued and outstanding shares of preferred stock into 47,294,614 shares of Class A common stock and the issuance in May 2000 of 1,078,682 shares of Series D preferred stock to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies for proceeds of $17.0 million, but not giving effect to:

  . the exercise of outstanding options to purchase 2,963,183 shares of Class A common stock;

  . the exercise of outstanding warrants to purchase 2,095,970 shares of Class A common stock;

  . the conversion of the initial principal amount of a convertible promissory note into 171,329 shares of Class A common stock or Series C preferred stock;

  . the issuance of 300,000 shares of Class A common stock issuable upon conversion of shares of Series D preferred stock issuable upon exercise of warrants outstanding at an exercise price of $15.76 per share; and

  . the issuance of 7,939,339 shares of Class A common stock issuable upon conversion of shares of Series D preferred stock issuable upon exercise of warrants issued to UnitedAuto Group and Penske Automotive Group and certain affiliated companies in May 2000 at an exercise price of $15.76 per share.

(5)  As adjusted to reflect the sale of       shares of Class A common stock
     offered hereby at an initial public offering price of $    per share,
     after deducting underwriting discount and estimated offering expenses payable by CarsDirect.com.

                                  RISK FACTORS

      You should carefully consider the risks described below and all of the other information contained in this prospectus before investing in our Class A common stock. Our business could be seriously harmed by any of these risks. The trading price of our Class A common stock could decline due to any of these risks, and you may lose all or a part of your investment.

We have a limited operating history and management experience in the Internet-based automotive sales industry. It is therefore difficult to evaluate our business and prospects or predict our future operating results.

      Our company was founded in October 1998. Therefore, we have a limited operating history upon which to evaluate our business and prospects. Because of the recent emergence of Internet-based automotive sales and related industries, our management team does not have significant experience in these industries. Our limited operating history and management experience make it difficult to predict our future operating performance. Additionally, you should consider the risks and difficulties frequently encountered by early stage companies such as ours in new and rapidly evolving markets like the Internet. These risks include our:

    .  ability to increase our customer base;

    .  ability to maintain our dealer relationships;

    .  need to broaden our product and service offerings;

    .  need to further develop our unproven business model;

    .  need to further develop our brand and create brand loyalty;

    . need to develop and upgrade our infrastructure, including our transaction processing systems, data storage and retrieval systems and Web site;

    . need to manage expanding operations, including our recent implementation of new financial and accounting systems;

    . reliance upon the Internet for commerce and the growth and acceptance of automobile sales over the Internet;

    .  reliance on strategic relationships; and

    .  dependence upon and need to hire and retain key personnel.

We cannot be certain that we will be able to adequately address these or other risks.

We have a new and unproven business model. If consumers do not adopt electronic commerce as a means to purchase automobiles and related products and services, if we are unable to penetrate new and existing markets or if consumers choose not to use our Web site, our business and operating results will suffer.

      The manner in which we conduct our business and charge for our products and services is new and unproven. Our revenue and income potential is unproven, and our business model is still evolving. Our future success depends upon consumer adoption of electronic commerce as a means to purchase automobiles and related products and services, including financing, insurance and aftermarket products and services such as extended warranties. Further, the market for electronic commerce is still emerging. Most potential consumers have only limited experience purchasing over the Internet and have not made significant purchases over the Internet. We may not be able to attract a large number of potential customers to use our Web site. Furthermore, we may incur significantly higher and more sustained advertising and promotional expenditures than we currently anticipate to attract online users to our Web site and to convert those users to purchasing customers.

If we fail to retain our existing customers, attract new customers or achieve significant additional revenues or improved operating margins in future periods, our business, results of operations and financial condition will suffer. In addition, the United States automobile sales industry is mature, and little, if any, growth is expected in unit sales of new vehicles. As a consequence, growth in our revenues and earnings is likely to be significantly affected by our success in increasing our market share.

      Our success will greatly depend upon our ability to enter new markets and to further penetrate existing markets for our products and services. In particular, we need to develop and maintain strong and continuing sales in geographic areas exhibiting high volumes of automobile sales. We have only recently begun to penetrate the automobile sales market in many major metropolitan areas. If we are unable to penetrate new markets or maintain current sales levels in existing markets, our revenues could decrease.

We expect losses for the foreseeable future. If we continue to lose money, our business will not be financially viable.

      We realized our first revenues in December 1998 and have not achieved profitability. We expect to incur net losses and have negative cash flow for the foreseeable future and may never become profitable. We incurred a net loss of $72.3 million for the year ended December 31, 1999, a net loss of $43.1 million for the three months ended March 31, 2000, and as of March 31, 2000, we had an accumulated deficit of $115.6 million. We expect to continue to increase our sales and marketing, product development and administrative expenses, among other expenses, which could further increase our net losses. These increased expenses will require us to generate significant additional revenues to achieve and maintain profitability. As a result, we may never achieve or sustain profitability, and, if we do achieve profitability in any period, we may not be able to sustain or increase profitability on a quarterly or annual basis.

      To achieve profitability, we must, among other things:

    .  enhance our vehicle pricing and sourcing capabilities;

    .  generate increased vehicle buyer traffic to our Web site;

    . continue to expand the number of dealers in our network and enhance the quality of dealers;

    .  respond to competitive developments;

    .  increase our brand name visibility;

    .  successfully introduce and sell new products and services;

    .  continue to attract, retain and motivate qualified personnel; and

    . continue to upgrade and enhance our technologies to accommodate expanded product and service offerings and increased consumer traffic.

We cannot be certain that we will be successful in achieving any of these goals.

Our quarterly financial results are subject to significant fluctuations because of many factors, any of which could adversely affect our financial performance.

      As we have a limited operating history, quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results may vary significantly from quarter to quarter due to a number of factors, including:

    .  demand for our products by consumers;

    . our ability to retain existing dealers, attract new dealers, maintain dealer and customer satisfaction and increase our distribution channels;

    . our costs of attracting consumers to our Web site, including costs of obtaining exposure on third-party Web sites and advertising costs;

    . costs resulting from the formation or loss of strategic relationships;

    . competition for and our ability to attract and retain new qualified personnel;

    . the amount and timing of operating costs and capital expenditures relating to expansion of our operations, including costs related to acquisitions of technology or businesses;

    .  delays in introducing new automotive products and services;

    . changes in the growth rate of Internet usage and acceptance by consumers of electronic commerce, as well as the level of traffic on our Web site and other sites that refer traffic to our Web site;

    . technical difficulties, system failures or Internet downtime, as well as our ability to upgrade and develop our information technology systems and infrastructure;

    . government regulations related to the use of the Internet and the automotive sales industry in general, including the sale of automobiles, insurance, financing and aftermarket products over the Internet;

    . seasonality and cyclicality in the automotive industry and in Internet usage; and

    . general economic conditions, as well as those specific to the Internet, automotive sales and related industries.

      As a result of our limited operating history, it is difficult to accurately forecast our revenues, and we have limited meaningful historical financial data upon which to base our planned operating expenses. We plan to significantly increase our operating expenses to expand our sales and marketing operations, broaden our customer support capabilities, and fund greater levels of product development. Our operating expenses include sales and marketing, technology and product development and general and administrative expenses. We base our current and future expense levels on our operating plans and estimates of future revenues. We expect our expenses to rise at a slower rate than our revenues. Operating results are difficult to forecast because they generally depend on the volume of transactions consummated on our Web site, which is dependent on numerous factors described above and elsewhere in the "Risk Factors" section. As a result, we may be unable to adjust our spending in a timely manner to compensate for any unexpected revenue shortfall. We may also be unable to increase our spending and expand our operations in a timely manner to adequately meet customer demand to the extent it exceeds our expectations.

Our industry is highly competitive, and we cannot assure you that we will be able to compete effectively.

      The market for automobiles and automobile-related services and products, including financing, insurance and aftermarket products such as warranties, is intensely competitive and highly fragmented. We compete against a variety of Internet and traditional automotive dealerships and distributors, as well as finance and insurance companies. Therefore, we are affected by the competitive factors faced by both Internet commerce companies as well as traditional, offline companies within the automotive and automotive related industries. The market for Internet-based commercial services is new, and competition among commercial Web sites is expected to increase significantly in the future. Our business is characterized by minimal barriers to entry, and new competitors may launch competitive services at relatively low costs. To compete successfully as an Internet-based commercial entity, we must, among other things, significantly increase awareness of our services and brand name. Failure to achieve these objectives will cause our revenues to decline and our business, results of operations and financial condition to suffer.

      We believe that the principal factors necessary to compete effectively in our markets are:

    .  brand recognition;

    .  competitive pricing;

    .  a convenient and efficient shopping experience;

    .  product selection and availability;

    .  quality of Web site content;

    .  reliability and speed of vehicle delivery;

    .  personalized customer service; and

    .  strategic relationships.

      Many of our current and potential traditional store-based and online competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. Many of these current and potential competitors can devote substantially more resources to Web site and systems development than we can. In addition, larger, more well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors as the use of the Internet and other online services increases.

      Some of our competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we can. Traditional store-based retailers also enable customers to see and feel products in a manner that is not possible over the Internet. Some of our competitors have significantly greater experience than we do in selling automobiles and automobile-related products and services.

      We cannot assure you that we can or will be able to compete successfully against current or future competitors. In addition, competitive pressures may result in increased marketing costs, decreased Web site traffic or loss of market share or otherwise may cause our business, results of operations and financial condition to suffer.

      Our current or potential competitors in the automotive and aftermarket product markets include, but are not limited to:

    .  traditional automobile dealers and manufacturers;

    . aggregators and auto retail groups, such as AutoNation, Inc., CarMax Auto Superstores, Inc., Group One Automotive Inc. and Sonic Automotive Inc.;

    . online automotive referral services and other sites, such as Autobytel.com, Autoweb.com, Carclub.com, carOrder.com Inc., CarPoint, cars.com and Greenlight.com, Inc., some of which have begun to sell automobiles on their Web sites; and

    . other online stores that sell automobiles, such as priceline.com Incorporated.

      We face competition from commercial banks, savings and loan associations, credit unions, captive finance subsidiaries of automobile manufacturers and other consumer lenders. Online services are also beginning to offer automobile financing alternatives.

      As we introduce insurance products, we will compete with both traditional insurance distribution channels, including insurance agents and brokers, new non-traditional channels such as commercial banks and savings and loan associations, and a growing number of direct distributors, including other online services, such as InsWeb Corporation, Quicken InsureMarket, Quotesmith.com, Inc. and SelectQuote Insurance Services, among others.

Geographic concentration is likely to cause fluctuations in our operating results and could harm our business.

      Our success depends, in part, on regional auto-buying trends. Currently, we offer vehicles for purchase throughout the United States. California is our largest market, and the number of vehicle transactions in

California accounted for 36% of our total vehicle transactions in the year ended December 31, 1999 and 39% for the three months ended March 31, 2000. Price-cutting by dealers in California or other large markets or a regional economic downturn could harm our business, results of operations and financial condition.

Our operating results could be harmed if the economy or automotive sales industry experiences a downward cycle.

      The automotive sales industry is cyclical. Industry downturns have been characterized by diminished product demand, excess capacity and lower average selling prices. Any significant downturn in the demand for automobiles or in general economic conditions would likely result in a reduction in demand for our products and services and could harm our business. In addition, a general increase in interest rates or a general tightening of lending could cause a significant downturn in the demand for automobiles because consumers would have more difficulty in obtaining financing. Since the inception of our business, sales of vehicles in the United States have been at historically high levels. We cannot assure you that sales of vehicles will stay at their current levels, and a decrease in the current level of vehicle sales could harm our business, results of operations and financial condition.

We are dependent upon our dealer network with whom we have no long-term guaranteed supply of automobiles. If we are not able to maintain adequate sources of automobiles, our business, results of operations and financial condition would suffer.

      Our success depends largely upon our ability to reliably and quickly locate and source automobiles requested by customers. To facilitate this process, we have established relationships with over 2,500 new car dealerships located throughout the United States from whom we source vehicles for our customers. Our ability to deliver automobiles to our customers in a commercially viable manner is largely dependent upon our maintaining relationships with our network of dealers throughout the United States. Upon receiving an order from a customer, we attempt to locate the requested automobile from a member of our dealer network in a location geographically proximate to the customer. In the event that there is an undersupply of particular makes and/or models of cars, either nationally or within a particular region, it could become difficult for us to reliably source these cars from our dealer network, and we may therefore be unable to fulfill certain customer orders in a cost-efficient manner, or at all. This is most likely to occur with respect to automobiles that are either in high demand or late in the model year. In addition, in the event that certain members of our dealer network are approached by our competitors on terms more favorable than ours, if the dealers in our network otherwise decide not to supply us with automobiles on favorable terms, or at all, or if the number of dealers in our network declines, we may not be able to source cars reliably or on commercially acceptable terms, which could result in fewer transactions and decreased revenues. We deliver automobiles from dealers and are subject to risks that timely deliveries will not be made. Failure to fulfill orders or deliver automobiles to our customers in a timely manner could damage our reputation and brand.

      Automobile manufacturers strictly control the terms and conditions upon which new vehicles are allocated to their franchised dealers nationwide. The relationships between these manufacturers and dealers are defined by manufacturer policies, as well as written agreements, and are subject to regulation on a state-by-state basis. Our ability to competitively price vehicles for our customers is dependent upon our ability to source those vehicles from franchised dealers at competitive prices and on favorable terms and conditions. Manufacturers have from time to time indicated an intention to exclude certain types of vehicle sales transactions, including transactions that may be interpreted to include our business activities, from favorable manufacturer incentive programs such as rebates or preferred financing. In the event that manufacturer contract terms and conditions, current or future manufacturer policies, or laws and regulations governing the relationship between manufacturers and dealers permit manufacturers to exclude transactions that may be interpreted to include our business activities from favorable manufacturer-based incentive programs, our ability to source vehicles at competitive prices or on favorable terms and conditions would be harmed and our business would suffer.

Customers may not ultimately purchase vehicles or may rescind their purchases after we have committed to procure a vehicle ordered by the customer. If a substantial number of our customers do not ultimately purchase a vehicle or rescind purchases after we have committed to procure the requested vehicles, our business, results of operations and financial condition would suffer.

      Following receipt of a customer order, we enter into a legally enforceable commitment to acquire a specific vehicle from a new car dealer to fulfill that customer order. This commitment obligates us to pay the dealer for the specific car regardless of whether our customer pays us. Completion of the transaction typically occurs several days later when the vehicle is delivered to the customer or the customer picks up the vehicle at the dealer. Our customers have the right to cancel an order any time prior to accepting delivery of the specific vehicle. In addition, laws in various states require that customers be given the opportunity to return their vehicles for a full refund over a period of days known as a "cooling-off period." We are therefore subject to the risk that customers will rescind their purchases after we have sourced and committed to acquire requested vehicles. If we commit to acquire a substantial number of vehicles for customers who rescind their purchases, our business, results of operations and financial condition would suffer because we, and not the dealer, bear the risks of returns.

We may be unable to obtain vehicles below the prices at which we have committed to our customers.

      We commit to up-front prices with our customers prior to sourcing vehicles. Accordingly, we are subject to the risk that we will be unable to source vehicles at costs at or below the prices we have committed to our customers. For the year ended December 31, 1999, the average cost of each vehicle sourced was $25,410, including delivery costs, in those cases where we delivered vehicles to our customers, and the average amount received per vehicle was $24,965. For the three months ended March 31, 2000, the average cost of each vehicle sourced was $22,923, including delivery costs, in those cases where we delivered vehicles to our customers, and the average amount received per vehicle was $22,815. If we are unable to source vehicles at prices that are less than the corresponding up-front prices committed to our customers, our business, results of operations and financial condition would suffer.

If we lose access to existing strategic relationships, our business may decrease.

      We have established, and intend to continue to establish, key strategic relationships in the automotive, financial services, insurance, data aggregation and information services industries and in Internet-related industries. We intend to develop and offer a variety of services for our customers, including financing, leasing, warranties and insurance options and provision of automotive industry-related information. In particular, our relationships with lenders and financial institutions, insurance companies, automotive industry data aggregators, extended warranty providers, and statisticians and other Internet Web site businesses, including Internet search engines, are crucial to the continued development and future success of our business. In the event that our strategic partners were no longer interested in maintaining or establishing relationships with us on commercially viable terms, our ability to provide a full range of cost-effective services to our customers would be adversely affected and our business, results of operations and financial condition could suffer. For example, the majority of our auto loans and leases are currently fulfilled through Bank One. If Bank One fails to provide loans and leases at competitive rates, our business could be negatively affected.

      Historically, our principal stockholder has been an important source of capital, strategic guidance and operational assistance. If we lost access to any of these resources, our business could suffer.

If we fail to continue to develop our Web site content and improve our service offerings, we may lose customers.

      To remain competitive we must continue to enhance and improve the ease of use, responsiveness, functionality and features of our Web site, to develop new services and to continually improve the consumer's purchasing experience. These efforts may require the development or licensing of increasingly complex technologies at great expense to us. We may not be successful in developing or introducing new features, functions and services, and any such features, functions and services actually developed and introduced may not achieve market acceptance or enhance our brand loyalty. If we fail to develop and introduce new features, functions or services effectively, our business, results of operations and financial condition could suffer.

      We rely on Autodata Solutions Company, our wholly owned subsidiary, to provide us with content for our Web site, including prices, configuration data, competitive comparison data and editorials. As we continue to enhance our Web site, we will increasingly rely on Autodata to provide us with additional content, such as 360-degree views of automobiles. Autodata is capable of compiling information concerning the automotive industry in a timely fashion based on data that it receives from an extensive network of original equipment manufacturers and dealerships. If Autodata were to lose these relationships, it would be unable to obtain and compile this information, which we currently use on our Web site. These developments could make us less attractive compared to our competition and could have a negative impact on our business, results of operations and financial condition.

We may be found to be subject to state motor vehicle broker or dealer laws and regulations for which compliance could be costly or require material changes to our current operations. If we fail to comply, we could be subject to fines or penalties or be prohibited from conducting our business in some additional states.

      All states comprehensively regulate vehicle sales and lease transactions, including the imposition of strict licensure requirements for dealers and, in some states, brokers. Most of these laws and regulations were drafted prior to the emergence of Internet-based motor vehicle purchase and lease transactions and specifically address only traditional vehicle purchase and lease transactions. Nevertheless, these laws and regulations are broadly drafted and may be interpreted by the courts or regulatory agencies to apply to our business activities. We are licensed as a dealer with an autobroker endorsement in California and are qualified to broker vehicles in other key states, including New York and Florida. In connection with our acquisition of the Potamkin assets, an application will be filed to transfer Potamkin's qualified dealer license in New York to us. Transfer of this license is subject to regulatory review and approval, and we cannot be certain that the transfer application will be approved. In addition, we have applied for vehicle broker or other similar licenses in Arizona, Colorado, Michigan, and Washington. We are in the process of applying for a broker's license in Nevada and a vehicle dealer license in Oregon. We currently are not licensed as a vehicle broker or dealer in any other states in which we are conducting our business activities. We are not presently conducting our business in Alaska, Arkansas, Kansas, Montana, Nebraska, Oklahoma, Tennessee, Texas, Utah or Wisconsin. We do not intend to conduct business in these states until laws or regulations have been amended or are interpreted not to apply to us or until we take further steps to comply with such laws or regulations as currently interpreted. Similarly, we have elected presently only to offer vehicles for lease in Connecticut, Illinois, Iowa, Louisiana, Maine, Maryland, Mississippi, Ohio, Pennsylvania and Virginia. We have obtained a license to facilitate leases in Louisiana. We are not presently separately licensed to broker or facilitate leases in any other states.

      If we are found to be subject to any laws or regulations in one or more states where we are conducting our business with which we are found to be non-compliant, or we are found to be non-compliant with applicable laws or regulations in one or more states where we have obtained a license, either because we have failed to obtain the appropriate license or because we are not in compliance with the laws and regulations applicable to the license we hold, we could be:

    .  subject to civil or criminal penalties;

    . required to make costly changes in the way we do business in order to obtain a vehicle broker, dealer or other appropriate license; or

    .  prohibited from engaging in our business in that state.

      Compliance with some state regulations could require us to maintain a vehicle showroom in the state as well as obtain a franchise or service agreement with each manufacturer whose vehicles may be purchased through us by residents of that state. If so, we may not be able to locate and purchase suitable dealerships in that state or obtain some or any of the necessary franchise agreements to enable us to provide the volume and selection of vehicles required to conduct our business. If we are prohibited or further limited from pursuing our business in a number of states in the future, our business could be adversely affected.

      The Texas Department of Transportation initiated an enforcement action against us in October 1999, alleging that we were not complying with Texas vehicle dealer and broker regulations. That enforcement action is pending but we expect to resolve the dispute by agreement. We have also received correspondence from Oklahoma and Montana stating that a license is required to conduct our business activities in those states. We have suspended business activities in Texas, Oklahoma and Montana until the regulatory requirements have been amended or interpreted not to encompass our business model or until we take steps to comply with any requirements that apply to us. We have also responded to an inquiry from the Wisconsin Department of Transportation regarding our business practices and have voluntarily suspended business activities there. The Colorado Auto Industry Division has also inquired about our business process. Although no state other than Texas has notified us of any enforcement action, we are unable to predict whether any additional states will initiate enforcement actions or similar administrative proceedings against us. Moreover, some states grant private rights of action to certain persons or groups to pursue enforcement of broker or dealer laws or otherwise address grievances. As a result, we may be subject to claims or causes of action from such persons or groups. If we are unsuccessful in our defense of any such enforcement actions or claims, our business, results of operation and financial condition would suffer. Even if we ultimately prevail in an enforcement action or similar proceeding, we will incur additional costs and our reputation may suffer.

      Motor vehicle dealers are represented by influential lobby organizations, some of which currently do not view our business model favorably. These organizations may initiate or support legislation or regulations that could limit our ability to do business in some states or require costly changes to our business model. We cannot predict whether any potentially adverse state legislation or rules will be adopted. If adverse state legislation is enacted in one or more states or if unfavorable pre-emptive federal legislation is passed, it would harm our business. Although we believe that future federal and state regulatory initiatives, including those related to motor vehicle sales and services, will clarify the regulatory environment for Internet companies, we cannot predict whether such legislation will be unfavorable to our business practices or place new and costly burdens on the way we do business.

Our compliance with each state's regulation of the insurance industry is expected to be costly, and, if we fail to comply with the numerous laws and regulations that govern the industry, we could be subject to penalties.

      We expect to offer insurance products for sale over the Internet. Before engaging in this business activity, we will have to comply with the complex rules and regulations of each jurisdiction's insurance department, some of which are expected to impose strict and burdensome requirements on us regarding our planned operations. Compliance with these rules and regulations will most likely impose significant costs on our business. Each jurisdiction's insurance department typically has the power, among other things, to:

    . authorize how, by which personnel and under what circumstances an insurance premium can be quoted and published;

    . approve which entities can be paid commissions from insurance companies;

    .  license insurance agents and brokers; and

    .  approve policy forms and regulate some premium rates.

      Due to the complexity, periodic modification and differing statutory interpretations of these laws, we may not always be in compliance with all of these laws. Failure to comply with these numerous laws could result in fines, additional licensing requirements or the revocation of our license in a particular jurisdiction or jurisdictions. These penalties could significantly increase our general operating expenses and harm our business. In addition, even if the allegations in any regulatory action against us turned out to be false, negative publicity relating to any allegations could result in a loss of consumer confidence and significant damage to our brand. We believe that because many consumers and insurance companies are not yet comfortable with the concept of purchasing insurance online, the publicity relating to any regulatory or legal issues would harm our business.

      As a company that expects to offer its customers the opportunity to purchase insurance over the Internet, we expect to be subject to additional regulatory risks, as insurance regulations have not been fully modified to cover Internet transactions. Currently, many state insurance regulators are exploring the need for specific regulation of insurance sales over the Internet. Any new regulation could dampen the growth of the Internet as a means of providing insurance services. This could harm our business, results of operations and financial condition.

Current or future government regulations may limit our financing activities in various geographic markets.

      Through our Web site, our wholly owned subsidiary, CD1Financial, solicits and brokers motor vehicle loans in 19 states and the District of Columbia. Some states require licenses to solicit or broker motor vehicle loans. CD1Financial presently is not licensed to broker motor vehicle loans in any states. If CD1Financial is found to be subject to loan brokering or similar license requirements in any jurisdictions in which it is engaged in business without a license, or is found to be non-compliant with any laws or regulations in jurisdictions in which it holds a license, it could be:

    .subject to civil or criminal penalties;

    .required to make costly changes to the way it does business; or

    .prohibited from engaging in business in that jurisdiction.

      CD1Financial's financing activities through Bank One and other lenders are subject to federal truth in lending, consumer lending, equal credit opportunity laws, as well as state usury and other laws. Any failure to comply with these laws or any adverse change in these laws, whether by the adoption of new laws, changes in the interpretation of existing laws or our entrance into jurisdictions with more stringent regulatory requirements, could cause our business, results of operations and financial condition to suffer. Moreover, federal and state laws provide broad rights to consumers to pursue private claims to address grievances arising from vehicle lending or financing transactions. As a result, CD1Financial may be subject to consumer claims or causes of action arising from vehicle lending or finance transactions in which it participated as a broker. If CD1Financial is unsuccessful in defending these claims, our business, results of operations and financial condition could suffer. Even if CD1Financial ultimately prevailed in these actions, our reputation and business could be harmed.

Our business could be negatively affected if sales taxes are not paid in compliance with applicable law or if sales tax laws change.

      If the party responsible for sales taxes does not make these payments, we may be required to pay these sales taxes, plus any additional penalties and interest, which would harm our business. Even where the responsible party remits the applicable taxes collected from our customer, states and local jurisdictions may attempt to collect additional taxes from us, effectively resulting in tax being collected twice as a result of the same transaction. If such obligations were successfully imposed on us, our business would suffer. Moreover, a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. The United States federal government has enacted legislation prohibiting states or other local authorities from imposing new taxes on Internet commerce until October 2006. This tax moratorium does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. The Federal Advisory Commission on Electronic Commerce is in the process of evaluating these issues. There can be no assurance that future laws will not impose taxes or other regulations on Internet commerce, that the moratorium will not be repealed or that it will be renewed when it expires, any of which events could substantially impair the growth of electronic commerce and harm our business, results of operations and financial condition.

Our operating results could be impaired if we become subject to burdensome government regulations and legal uncertainties concerning the Internet.

      Laws and regulations relating to the Internet remain largely unsettled, even in areas where there has been some legislative action. However, due to the increasing popularity and use of the Internet, it is possible that a number of additional laws and regulations may be adopted with respect to the Internet, relating to:

    .  user privacy;

    .  pricing, usage fees and taxes;

    .  content;

    .  copyrights;

    .  distribution;

    .  characteristics and quality of products and services; and

    .  online advertising and marketing.

      The adoption of additional laws or regulations, both domestically and abroad, may decrease the popularity or impede the expansion of the Internet and could seriously harm our business. A decline in the popularity or growth of the Internet could decrease demand for our products and services, reduce our revenues and margins and increase our cost of doing business. Moreover, the applicability of existing laws to the Internet is uncertain with regard to many important issues, including property ownership, intellectual property, export of encryption technology, libel and personal privacy. The application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the Internet and other online services, could also harm our business. It may take years to determine whether and how existing and future laws and regulations apply to us.

If outages or delays on the Internet increase in frequency, consumers may refuse to visit our Web site and our revenues may decrease.

      The recent growth in Internet traffic has caused frequent periods of decreased performance over the Internet. If Internet usage continues to grow rapidly, Internet infrastructure may not be able to support these demands and its performance and reliability may decline. If outages or delays or security interruptions on the Internet increase in frequency, overall Web usage, including usage of our Web site in particular, could grow more slowly or decline. Our ability to increase the speed and scope of our services to customers is ultimately limited by and dependent upon the speed and reliability of both the Internet and our customers' systems and Internet connections. Consequently, the emergence and growth of the market for our products and services depends on improvements being made to the entire Internet, as well as to our individual customers' systems and Internet connections, to alleviate overloading and congestion.

Increased security risks of online commerce may deter future use of our services.

      Concerns over the security of transactions conducted on the Internet and the privacy of users may also inhibit the growth of the Internet and other online services generally and online commerce in particular. Our failure to prevent security breaches could significantly harm our business, results of operations and financial condition. We cannot be certain that advances in computer capabilities, new discoveries in the field of cryptography or other developments will not result in a compromise or breach of the security measures we use to protect our transaction data. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Any well-publicized compromise of security could deter people from using the Web to conduct transactions that involve transmitting confidential information such as credit card information or downloading sensitive materials, which would cause our business, results of operations and financial condition to suffer.

We have capacity constraints and system development risks that could damage our customer relations or inhibit our possible growth, and we need to enhance our management systems and controls.

      Our success, in particular our ability to provide high quality customer service, largely depends on the efficient and uninterrupted operation of our computer and communications systems to accommodate significant increases in visitors to our site and significant increases in transactions. Our success also depends on our ability to rapidly expand our Web site, transaction-processing systems and network infrastructure without any systems interruptions. We do not believe that our data repositories, financial systems and other technology resources are completely secure from break-in or sabotage. In addition, many of our software systems are custom-developed, and we rely on our employees and third-party contractors to develop and maintain these systems. If these employees or contractors become unavailable to us, we may experience difficulty in improving and maintaining these systems. Furthermore, we expect that we will continue to be required to manage multiple relationships with various software and equipment vendors and other third parties to maintain and enhance our technology infrastructure. Although we are continually enhancing and expanding our Web site, transaction-processing systems and network infrastructure, we have experienced periodic systems interruptions, which we believe will continue to occur. Our failure to achieve or maintain high capacity data transmission without significant system downtime would harm our business, results of operations and financial condition.

We are currently in the process of installing new information systems, and any failure or significant downtime in our information systems could harm our business.

      Our current information systems and controls are not adequate to support our anticipated growth. We are currently in the process of implementing new enterprise resource planning software applications to support our operations, including systems to manage accounting, customer management, order processing and delivery. We have migrated a portion of our accounting systems to new enterprise resource planning software. We may not be successful in implementing these systems and transitioning data from our current systems to new systems in a timely manner or at all. Any failure or significant downtime in our information systems could prevent us from taking customer orders, delivering products or billing customers and could harm our business, results of operations and financial condition. In addition, our new information systems require the services of employees with extensive knowledge of these systems and the business environment in which we operate. To successfully implement and operate our information systems, we must attract and retain employees who can operate them. If we fail to attract the highly skilled personnel required to implement, maintain and operate our information systems, our business could suffer.

We have experienced significant growth in our business in recent periods, and, if we are unable to manage this growth, our business could suffer.

      Our ability to successfully offer existing and new products and services and implement our business plan in a rapidly evolving market requires an effective planning and management process. We are constantly expanding our operations and introducing new services to consumers to establish ourselves as a leader in the evolving market for Internet-based vehicle purchasing and related services. We have increased, and plan to continue to increase, the scope of our operations domestically and plan to expand internationally. These expansion efforts will be expensive and will put a strain on management, and, if we do not manage growth properly, could adversely affect our business. Our headcount has grown and will continue to grow substantially. At December 31, 1998, we had five full-time-equivalent consultants and no employees, and at March 31, 2000, we had a total of 702 employees. As a result of our growth, we also will need to expand our infrastructure, which will include hiring key employees in sales, marketing and technology development. The market for these employees has historically been very competitive, and we cannot assure you that we will be able to successfully attract, assimilate and retain a sufficient number of qualified personnel. The inability to attract and retain the necessary managerial, technical, sales and marketing personnel could cause our business, results of operations and financial condition to suffer. Our growth will continue to put pressure on us to improve our transaction-processing, operational, financial and managerial controls, reporting systems and procedures, as well as expand, train, supervise and manage our work force, and manage multiple relationships with third parties, among other things. Disruption during our expansion could cause our business, results of operations and financial condition to suffer.

We may not succeed in establishing our business abroad, which may limit our future growth.

      We cannot be certain that we will be successful in introducing or marketing our services abroad. In addition, there are risks inherent in conducting business in international markets, such as:

    .  changes in political conditions;

    . regulatory requirements, including with respect to the sale, marketing and distribution of motor vehicles and related products and services;

    .  potentially weaker intellectual property protections;

    . tariffs and other trade barriers, fluctuations in currency exchange rates and potentially adverse tax consequences;

    .  difficulties in managing or overseeing foreign operations; and

    . educating consumers and dealers who may be unfamiliar with the benefits of online marketing and commerce.

      One or more of the above or other factors may cause our future international operations and, consequently, our business, results of operations and financial condition to suffer.

Our principal stockholders, executive officers and key personnel are critical to our business, and these officers and key personnel may not remain with us in the future.

      Our future success depends upon the continued service of our executive officers and other key personnel as well as our continuing relationships with our principal stockholders. If we lost the services of one or more of our key employees, or if one or more of our executive officers or employees decided to join a competitor or otherwise compete directly or indirectly with us, our business, results of operations and financial condition could be harmed. In particular, the services of our Chief Executive Officer, Robert Brisco, and key members of our research and development team would be difficult to replace. We cannot assure you that we will be able to successfully maintain our relationships with our principal stockholders, retain our key personnel or, in the event we were to lose the services of any key personnel, to replace them in a timely manner, if at all.

Many members of our management team are new to us, the automotive industry or the Internet, and our business could be seriously harmed if integration of our management team into our company is not successful.

      We have recently experienced significant growth in our management team. Many of the members of our senior management team do not have prior experience in the automotive industry, in online businesses or in publicly traded companies. Our business could be seriously harmed if integration of our management team into our company is not successful. We expect that it will take time for our new management team to integrate into our company, and it is too early to predict whether this integration will be successful.

We face risks of claims from third parties relating to intellectual property that could harm our business.

      As part of our business model, we make Internet services and content available to our customers. This creates the potential for claims to be made against us, either directly or through contractual indemnification provisions with partners. Any claims could result in costly litigation, divert management's attention and resources, cause delays in releasing new or upgrading existing services or require us to enter into royalty or licensing agreements. These claims might, for example, be made for defamation, negligence, patent, copyright or trademark infringement, personal injury, breach of contract, unfair competition, false advertising, invasion of privacy or other legal theories based on the nature, content or copying of these materials. Liability, particularly if not covered by our insurance or in excess of our insurance coverage, could damage our business. In the past, plaintiffs have brought these types of claims and sometimes successfully litigated them against online services. Although we carry general liability insurance, our insurance may not cover claims of these types or may be inadequate to indemnify us for all liability that may be imposed on us.

      Litigation regarding intellectual property rights is common in the Internet and software industries. We expect that Internet technologies and software products and services may be increasingly subject to third-party infringement claims as the number of competitors in our industry segment grows and the functionality of products in different industry segments overlaps. There can be no assurance that our services do not infringe on the intellectual property rights of third parties. For example, Trilogy Software, Inc. has filed an action against us alleging that we are infringing a patent held by Trilogy.

      Trademark rights are becoming increasingly important to us and other e-commerce companies. We regard our trade name, trademarks, service marks and domain names as key to our success. We rely on the law to protect our proprietary rights to these marks and names, and have taken steps to enhance our rights by filing trademark applications in the United States and around the world. Among the marks for which we are seeking trademark registrations are Autogenie, CarsDirect.com, DirectAssist, MatchMate, MileageMate and Touchdrive.

      However, the steps we have taken to protect our proprietary rights may be inadequate. The validity, enforceability and scope of such rights are subject to evolving legal standards. Third-parties may infringe our rights, and litigation may be necessary to protect our rights in the future. Effective protection may not be available in every country in which we make our services available online.

We may incur liability and expenses as a result of product liability claims or suits by consumers and others.

      There is a significant amount of litigation in this country against manufacturers, distributors and retailers of automobiles by purchasers of automobiles, persons injured in automobile accidents and others alleging that a product was defective, that a product was accompanied by inadequate warnings or disclosures, that state consumer protection statutes were not complied with or asserting other theories of liability. While the law varies from state to state, in numerous jurisdictions, plaintiffs are often able to sue any party in the chain of distribution on the theory of strict liability, as well as for the defendant's own negligent or culpable conduct. As a result of our limited operating experience, as well as the absence of a significant history of Internet providers of automobiles, it is difficult to predict the extent to which we will face these types of claims or litigation, the manner in which current laws will be applied to our transactions, or our potential liability. In addition, we have had limited experience with online transactions and developing relationships with manufacturers or dealers of automobiles. Although our agreements with dealers typically contain provisions intended to limit our exposure to liability claims, these limitations may not prevent all potential claims. Liability claims could require us to spend significant time and money in litigation or to pay significant damages. As a result, these claims, whether or not successful, could seriously damage our reputation and could harm our business and financial performance.

We have no assurance that third-party technology will be available on commercially reasonable terms, if at all.

      We currently license from third parties certain technologies and information incorporated into our Web site. As we continue to introduce new services that incorporate new technologies and information, we may be required to license additional technology and information from others. We cannot assure you that these third-party technology and information licenses will continue to be available to us on commercially reasonable terms, if at all. Additionally, we cannot assure you that the third parties from which we currently license our technology and information will be able to defend their proprietary rights successfully against claims of infringement. Any failure to obtain any of these technology and information licenses could result in delays or reductions in the introduction of new features, functions or services. It could also adversely affect the performance of our existing services until equivalent technology or information can be identified, obtained and integrated.

      Royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. A successful claim of infringement against us and our failure or inability to license the infringed or similar technology could harm our results of operations.

We may not be able to protect our Internet domain name, which is essential to our business.

      The Internet domain name we use, "CarsDirect.com," is an extremely important part of our business. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees. The regulation of domain names in the United States and in foreign countries is subject to change in the near future. These changes in the United States are expected to include a transition from the current system to a system that is controlled by a non-profit corporation and the creation of additional top-level domains, other than ".com," ".net" and ".org." Governing bodies may establish additional top-level domains, appoint additional domain name registrars or modify the requirements for holding domain names. As a result, we may be unable to acquire or maintain relevant domain names in all countries in which we conduct business. Furthermore, the relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

If we cannot build and maintain strong brand loyalty, our business may suffer.

      We believe that the importance of brand recognition will increase as more companies engage in commerce over the Internet. Development and awareness of the CarsDirect.com brand will depend largely on our ability to obtain a leadership position in Internet commerce. If customers do not perceive us as an effective means for purchasing vehicles, obtaining financing, insurance and aftermarket automobile products and services, as well as offering reliable information concerning new and pre-owned vehicles, in a user-friendly manner that reduces the time spent for vehicle purchases, we will be unsuccessful in promoting and maintaining our brand. We depend on customer referrals in attracting new customers to our Web site. Our brand may not be able to gain widespread acceptance among consumers or dealers. Our failure to develop our brand sufficiently could cause our business, results of operations and financial condition to suffer.

We may need additional capital, which could dilute the ownership interest of investors.

      We require substantial working capital to fund our business. Since our inception, we have experienced negative cash flow from operations and expect to experience significant negative cash flow from operations for the foreseeable future. We currently anticipate that the net proceeds of this offering, together with our available funds, will be sufficient to meet our anticipated needs for working capital and capital expenditures through the next 12 months. However, we may need to raise additional funds prior to the expiration of this period or at a later date. If we raise additional funds through the issuance of equity, equity-related or debt securities, these securities may have rights, preferences or privileges senior to those of the rights of our Class A common stock, and our stockholders may experience additional dilution. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all, which could negatively impact our ability to fund expansion, take advantage of potential acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

Potential acquisitions could be difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results.

      We may make investments in or acquire complementary companies, services and technologies. We are continually involved in the investigation and evaluation of potential acquisitions and at any time may be discussing possible transactions, conducting due diligence investigations or otherwise pursuing acquisition opportunities. These acquisitions and investments could disrupt our ongoing business, distract our management and employees and increase our expenses. If we acquire a company or a company's assets, such as our acquisition of the assets of Potamkin, we could face difficulties in integrating that company's personnel, operations and financial and accounting systems. In addition, the key personnel of the acquired company may decide not to work for us. In the case of Potamkin, we have employed all 125 of their employees, who represented 17.8% of our workforce as of March 31, 2000. The oversight of these employees has created additional strain on our management. Further, we may have to change the business model of companies we acquire in order to integrate them into our business successfully.

      Acquisitions of additional services or technologies also involve risks of incompatibility and the need for integration into our existing services and marketing, sales and support efforts. The financing of these acquisitions through the issuance of equity securities could dilute our existing stockholders. Any amortization of goodwill or other assets, or other charges resulting from the costs of these acquisitions, could adversely affect our operating results.

We have broad discretion to use the offering proceeds, and how we invest these proceeds may not yield a favorable return.

      Our management can spend most of the proceeds from this offering in ways with which our stockholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return.

Our securities have no prior market, and we cannot assure you that our stock price will not decline after the offering.

      Before this offering, there has not been a public market for any of our securities, including our Class A common stock. The initial public offering price of the Class A common stock has been determined by negotiations between us and the representatives of the underwriters. An active public market for our Class A common stock may not develop or be sustained after this offering. The trading market price of our Class A common stock may decline below the initial public offering price and is likely to be highly volatile and subject to wide fluctuations in response to:

    .  actual or anticipated variations in our quarterly operating results;

    .  announcements of new products or service offerings;

    .  technological innovations;

    .  competitive developments;

    .  changes in financial estimates by securities analysts;

    . conditions and trends in the Internet and electronic commerce industries;

    . adoption of new accounting standards affecting the automotive sales and related industries; and

    .  general market conditions and other factors.

      Further, the stock markets, and in particular the NASDAQ National Market, have experienced extreme price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies. These price and volume fluctuations have often been unrelated or disproportionate to the operating performance of these companies. The trading prices of many technology companies' stocks are at or near historical highs. We can not assure you that such high trading prices will be sustained. These broad market factors may adversely affect the market price of our Class A common stock. In addition, general economic, political and market conditions such as recessions, interest rate fluctuations or international currency fluctuations, may adversely affect the market price of our Class A common stock. In the past, following periods of volatility and decline in the market price of a company's securities, securities class action litigation has often been instituted against companies with publicly traded securities. This litigation, if instituted, could result in substantial costs, divert management's attention and resources and cause our business, results of operations and financial condition to suffer.

Future sales of our Class A common stock may depress our stock price.

      After this offering, we will have           shares of Class A common
stock outstanding on a fully diluted basis, assuming conversion of all shares of our preferred stock and Class B common stock. The shares of Class A common stock outstanding after this offering will be available for sale in the public market as follows:

     Number of Shares   Date of Availability for Sale
     ----------------   -----------------------------
                        At the date of this prospectus
                        90 days after the date of this prospectus
                        180 days after the date of this prospectus or afterwards

      The above table assumes the effectiveness of lock-up arrangements with the underwriters under which the stockholders have agreed not to sell or otherwise dispose of their shares of Class A common stock. We cannot assure you that the underwriters will not remove these lock-up restrictions prior to 180 days after the offering without our prior consent.

      If our stockholders sell substantial amounts of Class A common stock in the public market, including shares issued upon the exercise of outstanding options, the market price of our Class A common stock could fall. This could make it more difficult for us to raise funds through equity offerings in the future.

Even after this offering, our current stockholders will control us.

      As of March 31, 2000, the directors, executive officers and stockholders owning 5% or more of our capital stock and their respective affiliates in the aggregate beneficially owned approximately 69.9% of our outstanding capital stock on an as-converted basis and including shares issuable upon exercise of stock options to purchase shares of Class A common stock which were exercisable within 60 days of March 31, 2000. In addition, upon completion of this offering, the holders of Class B common stock have the right to elect a number of the members of the board of directors equal to the total number of members of the board of directors multiplied by a fraction the numerator of which is the total number of votes that may be cast in the election on account of shares of Class B common stock if all shares of Class B common stock are present and voted and the denominator of which is the total number of votes that may be cast in the election if all securities (including Class B common stock) entitled to vote in the election of these directors are present and voted (rounded to the nearest whole number). As of March 31, 2000, entities affiliated with idealab! Holdings, L.L.C. owned approximately 66% of our total voting power. As a result, directors, executive officers and stockholders owning 5% or more of our capital stock and their respective affiliates will possess significant influence over us, giving them the ability, among other things, to elect a majority of our board of directors and approve significant corporate transactions. Such share ownership and control may also have the effect of delaying or preventing a change in our control, impeding a merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, which could have a material adverse effect on the market price of our Class A common stock.

Our charter documents will make it more difficult to acquire us.

      Provisions of our restated certificate of incorporation and restated bylaws, both of which are to be adopted prior to or upon consummation of this offering, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements in the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere in this prospectus. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors," that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. In evaluating these statements, you should specifically consider various factors, including the risks outlined in "Risk Factors" above.

      Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                                USE OF PROCEEDS

      The net proceeds from the sale of the       shares of Class A common
stock sold by us in this offering are estimated to be approximately $133.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

      At this time, the principal purposes of this offering are to obtain additional capital to increase our financial flexibility and to create a public market for our Class A common stock. We presently intend to use the net proceeds of this offering as follows:

    . An estimated $15.0 million to $25.0 million may be used for capital expenditures associated with technology and systems upgrades and expansion.

    . An estimated $80.0 million to $90.0 million may be used for sales and marketing activities, particularly advertising campaigns and promotions, to increase our brand recognition.

    . The remainder of the net proceeds will be used to fund operating losses, for additional working capital and for general corporate purposes, including the introduction of new product categories, the expansion of existing product categories and expansion into international markets, including any payments in connection with the initial funding of our international expansion.

      As of the date of this prospectus, we have not allocated any specific amount of the proceeds for the purposes listed above. The amounts actually expended for the purposes listed above will depend upon a number of factors, including the growth of our sales and customer base, the type of efforts we make to build our brand and competitive developments in e-commerce. Therefore, we cannot specify with certainty the amounts that may be allocated to the particular uses of the net proceeds of this offering, and the amounts we actually spend could be outside of the ranges set forth above. Our management will have significant flexibility and discretion in applying the net proceeds of this offering.

      Pending any use, the net proceeds of this offering will be invested generally in short-term, interest-bearing securities.

      We may also use an unspecified portion of the net proceeds of this offering to acquire or invest in complementary businesses, services or technologies, or to enter into strategic marketing relationships with third parties. From time to time, in the ordinary course of business, we expect to evaluate potential acquisitions of these businesses, services or technologies and strategic relationships. At this time, however, we do not have any present understandings, commitments or agreements with respect to any material acquisition.

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends on our capital stock in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions, restrictions, if any, under existing or future indebtedness, and any other factors that the board of directors may deem relevant.

                                 CAPITALIZATION

     The following table below sets forth our capitalization as of March 31, 2000 (unaudited):

    .  on an actual basis;

    . on a pro forma basis reflecting the automatic conversion of all outstanding shares of convertible preferred stock into shares of Class A common stock upon closing of this offering including the issuance of 1,078,682 shares of Series D preferred stock in May 2000 to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies for proceeds of $17.0 million; and

    .  on a pro forma as adjusted basis, adjusted to give effect to the sale
       in this offering of        shares of Class A common stock offered
       through this prospectus, assuming an initial public offering price of
       $    per share, and after deducting the estimated underwriting
       discounts and commissions and estimated offering expenses payable by us and the conversion of all outstanding shares of our preferred stock into shares of Class A common stock.

                                                      March 31, 2000
                                               -------------------------------
                                                           Pro      Pro Forma
                                                Actual    Forma    As Adjusted
                                               --------  --------  -----------
                                                (In thousands, except share
                                                  and per share amounts)
Cash and cash equivalents..................... $202,075  $219,075
                                               ========  ========
Capital leases and long term debt, net of
 current portion.............................. $  1,281  $  1,281
Convertible preferred stock, $.001 par value,
 49,127,938 shares authorized;
 47,294,614 shares issued and outstanding,
 actual; no shares issued and outstanding, pro
 forma and pro forma as adjusted..............  314,669       --
Stockholders' equity (deficit):
Common stock:
  Class A, $.001 par value, 70,000,000 shares
   authorized, actual and pro forma;
   11,238,095 shares issued and outstanding,
   actual; 59,611,391 shares issued and
   outstanding, pro forma;      shares
   authorized,      shares issued and
   outstanding, pro forma as adjusted.........       11        60
  Class B, $.001 par value, 2,050,000 shares
   authorized, issued and outstanding, actual,
   pro forma and pro forma as adjusted........        2         2
  Additional paid-in capital..................  173,415   505,035
  Accumulated deficit......................... (115,562) (115,562)
  Deferred stock compensation.................  (60,765)  (60,765)
  Stockholders' notes receivable..............   (8,243)   (8,243)
  Accumulated other comprehensive income......     (195)     (195)
                                               --------  --------      ---
    Total stockholders' equity (deficit)......  (11,337)  320,332
                                               --------  --------      ---
      Total capitalization.................... $304,613  $321,613
                                               ========  ========      ===

     This table excludes as of March 31, 2000:

    . 2,963,183 shares of Class A common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $3.14 per share;

    . 10,000 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.35 per share;

    . 171,329 shares of Class A common stock or Series C preferred stock issuable upon conversion of the initial principal amount of a convertible promissory note;

    . 244,917 shares of Class A common stock available for issuance under our 1998 Stock Plan;

    . 2,085,970 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.01 per share; and

    . 300,000 shares of Class A common stock issuable upon conversion of shares of Series D preferred stock issuable upon exercise of warrants outstanding at an exercise price of $15.76 per share.

                                    DILUTION

      Our pro forma net tangible book value as of March 31, 2000, including $17.0 million of proceeds from the sale of 1,078,682 shares of Series D preferred stock in May 2000 to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies, was $244.3 million or $3.96 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of outstanding shares of our common stock on a pro forma basis after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock upon closing of this offering and the conversion of Class B common stock into Class A common stock on a one to one basis. After giving
effect to our sale of         shares of Class A common stock in this offering
at an assumed initial public offering price of $    per share and our receipt
of the estimated net proceeds from this offering, after deducting the estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of March 31, 2000 would have been $
million or $     per share of common stock. This represents an immediate
increase in pro forma net tangible book value of $     per share to existing
common stockholders and an immediate dilution in pro forma net tangible book
value of $     per share to new investors purchasing Class A common stock in this offering.

     Assumed initial public offering price per share...............       $
       Pro forma net tangible book value per share as of March 31,
        2000....................................................... $3.96
       Increase per share attributable to new investors............
                                                                    -----
     Pro forma net tangible book value per share after this
      offering.....................................................
                                                                          ----
     Dilution per share to new investors...........................       $
                                                                          ====

      The following table sets forth, as of March 31, 2000, on the pro forma basis described above, the number of shares of Class A common stock purchased from us, the total price paid and the average price per share paid by existing stockholders and by the new investors in this offering at an assumed initial
public offering price of $    per share of Class A common stock (before
deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us). The table below indicates that while
investors in the offering will contribute    % of the total amount provided by
investors to fund us to date, they will own    % of our company. The existing
stockholders amount includes 1,078,682 shares of Series D preferred stock issued to UnitedAuto Group, Inc., Penske Automotive Group and certain affiliated and associated companies for proceeds of $17.0 million.

                           Shares Purchased      Total Consideration    Average
                         --------------------- -----------------------   Price
                           Number   Percentage    Amount    Percentage Per Share
                         ---------- ---------- ------------ ---------- ---------
Existing stockholders..  61,661,391        %   $357,231,000        %     $5.79
New investors..........                    %                       %     $
                         ----------   -----    ------------   -----
  Total................               100.0%   $              100.0%
                         ==========   =====    ============   =====

      If the underwriters exercise their over-allotment options in full, the following will occur:

    .  the percentage of shares of Class A common stock held by existing
       stockholders will decrease to approximately    % of the total number
       of shares of our common stock outstanding after this offering; and

    .  the number of shares held by new public investors will increase to
             , or approximately    % of the total number of shares of our
       Class A common stock outstanding after this offering.

      The foregoing table assumes no exercise of the underwriters' over-allotment option or the issuance of shares underlying common stock options or other stock transactions as follows:

    . 2,963,183 shares of Class A common stock issuable upon exercise of options outstanding under our 1998 Stock Plan at a weighted average exercise price of $3.14 per share;

    . 10,000 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.35 per share;

    . 171,329 shares of Class A common stock or Series C preferred stock issuable upon conversion of the initial principal amount of a convertible promissory note;

    . 244,917 shares of Class A common stock available for issuance under our 1998 Stock Plan;

    . 2,085,970 shares of Class A common stock issuable upon exercise of a warrant outstanding at an exercise price of $0.01 per share; and

    . 300,000 shares of Class A common stock issuable upon conversion of shares of Series D preferred stock issuable upon exercise of warrants outstanding at an exercise price of $15.76 per share.

      To the extent that any of these options, warrants or notes are exercised or converted, there will be further dilution to new investors purchasing shares of our Class A common stock in this offering. See "Capitalization" and Notes 5, 7 and 8 of our Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this prospectus. The consolidated statement of operations data for the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 and the consolidated balance sheet data as of December 31, 1998 and December 31, 1999 have been derived from our audited consolidated financial statements. The consolidated statement of operations data for the three months ended March 31, 1999 and 2000 and the consolidated balance sheet data as of March 31, 2000 have been derived from our unaudited consolidated financial statements.

                              Period From                      Three Months Ended March
                            October 9, 1998      Year Ended               31,
                          (Inception) Through   December 31,   -------------------------
                           December 31, 1998        1999           1999         2000
                          ------------------- ---------------- ------------ ------------
                          (In thousands, except vehicle data, shares and per share data)
                                                               (unaudited)  (unaudited)
Vehicle Data
 (unaudited):
Number of vehicle
 transactions...........              8                6,622           169         6,255
Total value of vehicle
 transactions (1).......       $212,000         $165,320,000    $4,279,000  $142,705,000
Average vehicle price
 per transaction........       $ 26,500         $     24,965    $   25,320  $     22,815



Consolidated Statement
 of Operations Data:
Total revenues..........       $     (9)        $     15,177    $     (122) $     98,564
Cost of revenues (2) ...            --                17,536           --         98,358
                               --------         ------------    ----------  ------------
Excess of (cost over
 revenues) revenues over
 cost...................             (9)              (2,359)         (122)          206
                               --------         ------------    ----------  ------------
Operating expenses:
 Sales and marketing
  (3)...................              4               33,425            25        14,573
 Technology and product
  development (4).......            --                 2,143            40         2,232
 General and
  administrative (5)....            128               19,994           456        13,655
 Stock-based charges....            --                14,213            47         9,050
 Amortization of
  intangibles...........            --                 2,525           --          6,499
                               --------         ------------    ----------  ------------
 Total operating
  expenses..............            132               72,300           568        46,009
                               --------         ------------    ----------  ------------
 Loss from operations...           (141)             (74,659)         (690)      (45,803)
Interest income, net....            --                 2,438            23         2,707
                               --------         ------------    ----------  ------------
 Loss before provision
  for income taxes and
  minority interest.....           (141)             (72,221)         (667)      (43,096)
Provision for income
 taxes..................            --                   307           --            --
                               --------         ------------    ----------  ------------
 Loss before minority
  interest..............           (141)             (72,528)         (667)      (43,096)
Minority interest in
 CD1Financial...........            --                   203           --            --
                               --------         ------------    ----------  ------------
 Net loss...............       $   (141)        $    (72,325)   $     (667) $    (43,096)
                               ========         ============    ==========  ============
Net loss per common
 share:
 Basic and diluted (6)..       $  (5.67)        $     (35.61)   $    (1.95) $      (6.22)
 Weighted average shares
  used to calculate
  basic and diluted
  (6)...................         24,855            2,031,276       342,500     6,928,279
 Unaudited pro forma
  basic and diluted
  (6)...................                        $      (2.47)               $      (0.81)
 Unaudited pro forma
  weighted average
  shares used to
  calculate basic and
  diluted (6)...........                          29,317,289                  53,517,326

                                                   As of December 31,          As of
                                              -----------------------------  March 31,
                                                    1998           1999         2000
                                              ---------------- ------------ ------------
                                                                            (unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents....................   $          6    $  170,260  $    202,075
Working capital (deficit)....................            (67)      161,815       194,586
Total assets.................................             66       296,403       362,655
Capital leases and long term debt, net of
 current portion.............................             --         1,218         1,281
Convertible preferred stock..................             91       298,420       314,669
Stockholder note receivable..................            --        (65,000)          --
Deferred stock compensation..................            --        (57,077)      (60,765)
Total stockholders' equity (deficit).........           (141)       23,157       (11,337)

-------
(1) Total value of vehicle transactions represents the total price our customers paid for their vehicles. See Note 2 of our Notes to Consolidated Financial Statements for information related to the total value of vehicle transactions.
(2) Excluding $14, $0 and $29 in non-cash stock-based equity charges for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively.
(3) Excluding $1,562, $4 and $1,527 in non-cash stock-based equity charges for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively.
(4) Excluding $692, $1 and $804 in non-cash stock-based equity charges for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively.
(5) Excluding $11,945, $42 and $6,690 in non-cash stock-based equity charges for the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, respectively.
(6) See Notes 2 and 10 of our Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

Overview

      We are a leading direct online provider of new automobiles and related products and services, such as loan and lease financing and extended warranties. We were incorporated on October 9, 1998 (inception) to offer vehicles directly to consumers online and simplify the traditional process of buying a new vehicle. Since inception, we have focused our operations on developing our Web site and vehicle configurator (which allows consumers to specify vehicles with desired options and colors), developing supplier and vendor relationships, and establishing our customer service operations. Our first new vehicle transactions were in December 1998. We publicly launched our Web site during May 1999 and focused on building sales momentum, further developing vehicle sourcing relationships, promoting our brand and improving our customer service operations. In January 2000, we launched a new version of our Web site and implemented updated procedures to improve the consumer experience.

      In May 1999, we established CD1Financial, a joint venture owned 51% by us and 49% by Bank One, to expand our product offering to include financing and leasing products to complement our new vehicle business. In December 1999, we purchased Bank One's 49% interest in CD1Financial for $2.0 million in cash, terminated the master agreement governing CD1Financial in exchange for $30.9 million in cash, and agreed that an existing warrant with a deemed fair value for accounting purposes of $29.6 million would become immediately exercisable by Bank One for 2,085,970 shares of our Class A common stock. Goodwill amounted to $60.7 million and is being amortized on a straight-line basis over three years.

      In July 1999, we purchased Autodata, a Canadian company focused primarily on licensing decision-making support tools and content to the automotive and related industries in North America for total consideration of $8.8 million, including the deemed fair value for accounting purposes of common stock issued. Goodwill and other intangible assets of $8.5 million are being amortized on a straight-line basis over three years. Through this acquisition, we gained access to Autodata's proprietary content, which we also license to third parties. In addition, the acquisition allows us to gain expertise in the development and configuration of make, model, trim-level and vehicle-option data and to strengthen relationships with automobile manufacturers and large fleet operators that represent Autodata's other customers.

      In October 1999, we acquired certain assets from Potamkin, which provide us with relationships with approximately 200 automotive dealerships in the Northeast, improve our sourcing efficiencies and enhance our automotive experience in dealership operations, pricing, customer service and fulfillment. Total consideration, including the deemed fair value for accounting purposes of common stock issued, amounted to $14.1 million, including $2.4 million that was allocated to tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over their estimated useful lives ranging from six months to ten years. Goodwill of $11.7 million is being amortized on a straight-line basis over ten years.

      We currently offer our products and services in 40 states and the District of Columbia, which represent approximately 92% of the total
United States new vehicle market. Our wholly owned subsidiary, CD1Financial, currently offers vehicle loan financing in 19 states and the District of Columbia and lease financing in 40 states and the District of Columbia.

      We recognize as revenues the price paid to us for a vehicle upon the delivery of the vehicle to the customer, provided that collection of the resulting receivable is probable. We believe that presentation, as our revenues, of the price paid to us for a vehicle appropriately reflects the risks, and rewards, of our business model. In addition, we believe this presentation appropriately reflects the substance of the transaction and our legal rights and obligations. Following receipt of a customer order, we enter into a legally enforceable commitment to acquire a specific vehicle from a new car dealer to fulfill that customer order. This commitment obligates us to pay the dealer for the specific car regardless of whether our customer pays us. The customer has the right to cancel an order any time prior to accepting delivery of the specific car. We set the price of the vehicle to the customer, and the price is not based on a formula related to the price we pay for the vehicle. Customers conduct their business directly with us and have no influence over which supplier we use. Our cost and payment terms are fixed and are independent of the price and terms customers pay us for vehicles. Prior to delivery of the vehicle to the customer, we bear the inventory risk for the vehicles we commit to acquire, we have the sole legal right to direct the disposition of the vehicles we commit to acquire, we have an insurable interest as beneficial owner in the vehicles we commit to acquire, and we are responsible for taxes that may be assessed on a vehicle we commit to acquire. We bear the risk of return of the vehicle if a customer defaults on the sale or if the customer returns the vehicle in accordance with applicable law. We do not have the right to return the vehicle to our supplier in those instances, and we establish a reserve for estimated customer returns. Upon delivery of the vehicle to the customer, we bear credit and other risks related to the customer's payment obligation.

      In transactions with our customers that do not include the foregoing characteristics, we recognize as net revenues the difference between the amount our customer pays and our committed cost with respect to the vehicle.

      For transactions in which we do not recognize the price that customers pay for purchased vehicles as revenues, our reported revenues do not reflect the total value of our vehicle transactions. The total value of our vehicle transactions was approximately $212,000 for the period from October 9, 1998 (inception) through December 31, 1998, $165.3 million for the year ended December 31, 1999 and $142.7 million for the three months ended March 31, 2000.

      The number of vehicle transactions on a quarterly basis for 1998, 1999 and 2000 were as follows:

                                                               1998  1999  2000
                                                               ----- ----- -----
   Number of Vehicle Transactions
   Three months ended March 31................................   --    169 6,255
   Three months ended June 30.................................   --    703
   Three months ended September 30............................   --  1,961
   Three months ended December 31.............................     8 3,789
                                                               ----- ----- -----
     Total number of vehicle transactions.....................     8 6,622 6,255
                                                               ===== ===== =====

      In addition to revenues from vehicle transactions, we generate revenues from licensing vehicle configuration data to automotive manufacturers, from the sale of extended warranty contracts for vehicles purchased or leased from us and from arranging financing for customers purchasing or leasing vehicles. Licensing revenues are recognized on a pro rata basis over the license period, generally ranging from three to twelve months. Depending upon the nature of extended warranty contracts sold, commissions on extended warranties are either recognized as revenue ratably over the lives of the underlying contracts or when our obligation to refund any portion of the commissions upon customer contract termination expires. Finance fees are recognized as revenue upon acceptance of the customer's credit by the financing institution.

      Our business model, which leverages our national network of over 2,500 dealers, allows us to efficiently source and supply vehicles to consumers. Accordingly, we can pass along significant operating savings to consumers while still offering over 2,600 makes, models and styles on a nationwide basis. To date, we have focused on driving traffic to our Web site with highly competitive vehicle pricing, strategic relationships and extensive online and offline marketing campaigns, and have invested in personnel and infrastructure to deliver outstanding customer service.

      Over time, as our transaction volume continues to increase, we expect that our relationship with our dealer network will enable us to lower our vehicle costs. We also anticipate developing and launching new financial, insurance-related and aftermarket product offerings and expanding our current services to additional states and internationally. In addition, although we do not currently allow customers to purchase off-lease or used vehicles, we may do so in the future.

      We do not currently believe that inflation will have a material impact on our business. We expect our business to experience seasonality as it matures.

Results of Operations

      In light of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not meaningful and that the results for any period should not be relied upon as an indication of future performance.

      Our operating results may fluctuate substantially in the future as a result of a variety of factors, many of which are outside of our control, including those discussed elsewhere in this prospectus. We plan to significantly increase our selling, marketing, technology and infrastructure expenses to generate revenues and promote the CarsDirect.com brand, enhance the functionality and features of our Web site and internal transaction and fulfillment processes, commence international operations and hire new personnel across all areas of our organization. We forecast our operating expenses largely on the basis of anticipated growth in revenues and the degree to which various types of expenses are fixed or variable in nature. The timing and achievement of revenue targets are subject to a variety of risks and there can be no assurance that revenues will rise commensurately with expenses. We believe that our expenses will exceed our revenues for the foreseeable future. As a result of these and other factors, our operating results may vary substantially from quarter to quarter.

Period Ended December 31, 1998

      We were formed in October 1998 and did not commence operations until December 1998. As a result, our results of operations for the period ended December 31, 1998 do not bear any significant relationship to our operating results for the year ended December 31, 1999. The significant changes in operating results for the year ended December 31, 1999 compared to the period ended December 31, 1998 were primarily attributable to the duration and extent of our operations in those periods.

Year Ended December 31, 1999

 Revenues

      Revenues for the year ended December 31, 1999 were $15.2 million. These revenues consisted of gross revenues from vehicle transactions of $17.9 million, net revenues from vehicle transactions of $(4.3) million and other revenues of $1.6 million. Other revenues principally include licensing revenue, extended warranty commissions and finance fee income.

 Cost of Revenues

      Cost of revenues for the year ended December 31, 1999 was $17.5 million. Cost of revenues included $16.5 million of obligations to dealers for vehicles and other costs of $1.0 million representing direct costs related to licensing revenues. Initially, we often sourced vehicles from dealers at prices greater than those that customers paid us. With increased volumes, improved sourcing capability and regional pricing, we have reduced the level of these losses on a per-transaction basis. On average for the year ended December 31, 1999, the cost of each vehicle sourced was $25,410, including delivery costs, in those cases where we delivered vehicles to our customers, and the amount received per vehicle was $24,965.

 Sales and Marketing

      Sales and marketing expenses for the year ended December 31, 1999 were $33.4 million. Sales and marketing expenses include offline and online marketing and advertising, creative and other marketing costs, sales promotion, compensation and benefit costs related to our sales and sales support staff and direct expenses associated with our sales force, including telecommunication costs.

 Technology and Product Development

      Technology and product development expenses for the year ended December 31, 1999 were $2.1 million. Technology and product development expenses include the development of new or improved technologies that are expected to enhance the performance of our service, salaries and related expenses for our technology department and contracted services for Web site development, content and automation of transaction and fulfillment processing.

 General and Administrative

      General and administrative expenses for the year ended December 31, 1999 were $20.0 million. General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, legal, business development, dealer relations and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel.

 Stock-Based Charges

      Stock-based charges for the year ended December 31, 1999 were $14.2 million. In connection with the grant of stock options, warrants and restricted shares to employees and consultants, we recorded deferred compensation of $71.2 million, including $3.1 million for shares issued in connection with our acquisition of Autodata and $4.4 million for shares issued in connection with our acquisition of Potamkin. Deferred compensation represents the difference between the deemed fair value of our Class A common stock for accounting purposes and the exercise price of options, warrants or restricted shares at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of applicable options, warrants and restricted stock, which is generally four years.

 Amortization of Intangibles

      Amortization of intangibles for the year ended December 31, 1999 was $2.5 million. Amortization of intangibles represents principally the amortization of goodwill and other intangible assets created as a result of the acquisitions of Autodata, Potamkin and CD1Financial.

 Interest Income, Net

      Interest income, net for the year ended December 31, 1999 was $2.4 million. Interest income is comprised primarily of interest income earned on cash and cash equivalents. Interest expense is comprised of interest on capital equipment leases and other long-term debt.

 Provision for Income Taxes

      The provision for income taxes for the year ended December 31, 1999 was $307,000 and relates to foreign income taxes for Autodata, which had a Canadian income tax liability. As a result of net operating losses, we have no liability for United States federal or state income taxes for the year ended December 31, 1999.

Three Months Ended March 31, 2000 Compared to the Three Months Ended March 31, 1999

 Revenues

      Revenues for the three months ended March 31, 2000 were $98.6 million. These revenues consisted of gross revenues from vehicle transactions of $97.2 million, net revenues from vehicle transactions of $(263,000) and other revenues of $1.6 million. Other revenues principally include licensing revenue, extended warranty commissions and finance fee income. Revenues for the three months ended March 31, 1999 were $(122,000), representing net revenues from vehicle transactions.

 Cost of Revenues

      Cost of revenues for the three months ended March 31, 2000 was $98.4 million. Cost of revenues included $97.7 million of obligations to dealers for vehicles and other costs of $696,000 representing direct costs related to licensing revenues. Although we sourced vehicles from dealers at prices greater than those that customers paid us, we were able to reduce the level of losses on a per-transaction basis compared with the year ended December 31, 1999. On average for the three months ended March 31, 2000, the cost of each vehicle sourced was $22,923, including delivery costs, in those cases where we delivered vehicles to our customers, and the amount received per vehicle was $22,815. We anticipate that the cost of revenues as a percentage of revenues will be positively impacted as we grow our operations, improve our sourcing relationships and as our revenue mix shifts to include higher margin products, such as finance and insurance products. However, cost of revenues as a percentage of revenues will be negatively impacted by certain payments made in connection with strategic marketing relationships. Cost of revenues for the three months ended March 31, 1999 was zero as all revenues were reported on a net basis.

 Sales and Marketing

      Sales and marketing expenses for the three months ended March 31, 2000 were $14.6 million. Sales and marketing expenses include offline and online marketing and advertising, creative and other marketing costs, sales promotion, compensation and benefit costs related to our sales and sales support staff and direct expenses associated with our sales force, including telecommunication costs. We intend to continue investing significantly in sales and marketing activities to build positive brand awareness, build our user base, attract and retain new customers and build the operating infrastructure to support anticipated growth. We expect marketing expenses to continue to increase in absolute dollars in future periods as we extend our reach and expand our marketing presence using traditional and online media. We anticipate hiring additional personnel in sales, expanding into international markets and continuing to promote our operations. Sales and marketing expenses for the three months ended March 31, 1999 were $25,000.

 Technology and Product Development

      Technology and product development expenses for the three months ended March 31, 2000 were $2.2 million. Technology and product development expenses include the development of new or improved technologies that are expected to enhance the performance of our service, salaries and related expenses for our technology department and contracted services for Web site development, content and automation of transaction and fulfillment processing. We expect to continue investing significantly in Web site development, transaction process automation and related hardware, software and other technology costs. Technology and product development expenses for the three months ended March 31, 1999 were $40,000.

 General and Administrative

      General and administrative expenses for the three months ended March 31, 2000 were $13.7 million, reflecting growth in corporate and administrative staff and related infrastructure. General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, legal, business development, dealer relations and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel. We expect general and administrative expenses to increase in absolute terms as we continue to expand our administrative infrastructure and related system expenditures to support the anticipated growth of our business, but to significantly decrease as a percentage of our total revenues. General and administrative expenses for the three months ended March 31, 1999 were $456,000.

 Stock-Based Charges

      Stock-based charges for the three months ended March 31, 2000 were $9.1 million, reflecting three months' amortization of deferred stock-based compensation generated in 1999, and initial amortization of the $12.7 million of deferred compensation recorded during the three months ended March 31, 2000. Deferred compensation represents the difference between the deemed fair value of our Class A common stock for accounting purposes and the exercise price of options, warrants or restricted shares at the date of grant. Deferred compensation is presented as a reduction of stockholders' equity and amortized over the vesting period of applicable options, warrants and restricted stock, which is generally four years.

     Annual amortization of deferred stock compensation for options, warrants and restricted shares granted as of March 31, 2000 is currently expected to be $33.7 million in 2000, $19.9 million in 2001, $11.7 million in 2002,
$4.3 million in 2003, and $186,000 in 2004. The amount of stock compensation expense to be recorded in future periods could decrease if options, warrants and restricted shares for which accrued but unvested compensation has been recorded are forfeited. Certain restricted share grants provide for accelerated vesting in the event of an initial public offering or a change in
our control. Assuming a closing of this offering by    , 2000, we believe that
the amortization of deferred stock compensation for the years listed above would not be significantly different than the amounts presented above. Amortization of deferred stock compensation for the three months ended March 31, 1999 was $47,000.

 Amortization of Intangibles

     Amortization of intangibles for the three months ended March 31, 2000 was $6.5 million. Amortization of intangibles represents principally the amortization of goodwill and other intangible assets created as a result of the acquisitions of Autodata, Potamkin and CD1Financial in the second half of 1999.

 Interest Income, Net

     Interest income, net for the three months ended March 31, 2000 was $2.7 million. Interest income is comprised primarily of interest income earned on cash and cash equivalents. Interest expense is comprised of interest on capital equipment leases and other long-term debt. Interest income, net for the three months ended March 31, 1999 was $23,000.

Segment and Geographic Information

     Our reportable segments consist of vehicle and related transactions and licensing of support tools and content. Vehicle and related transactions operations are conducted in the United States and support tools and content operations are based in Canada. Segment data include intersegment revenues and reflect the allocation of all corporate-headquarters costs to our operating segments. We evaluate the performance of our segments and allocate resources to them accordingly. During 1998, we had one reportable segment domiciled in the United States.

     Our reportable segment geographic information for the year ended December 31, 1999 was as follows:

                                                            Loss From  Long-Lived
                                                  Revenues  Operations   Assets
                                                  --------  ---------- ----------
                                                          (In thousands)
   United States
     Third Parties............................... $14,006    $72,317    $84,056
     Intersegment................................     --         788        --
                                                  -------    -------    -------
                                                   14,006     73,105     84,056
                                                  -------    -------    -------
   Canada
     Third Parties...............................   1,959      1,554      8,339
     Intersegment................................    (788)       --         --
                                                  -------    -------    -------
                                                    1,171      1,554      8,339
                                                  -------    -------    -------
                                                  $15,177    $74,659    $92,395
                                                  =======    =======    =======

Liquidity and Capital Resources

      Since inception, we have financed our operations through equity issuances and, to a lesser extent, with capital and operating lease obligations. Net cash used in operating activities was $48.4 million for the year ended December 31, 1999 and was primarily attributable to investment in marketing, Web site development and operating infrastructure. Net cash provided by financing activities was $271.1 million for the year ended December 31, 1999 and was primarily attributable to net proceeds from our equity issuances. Net cash used in investing activities was $52.5 million for the year ended December 31, 1999 and was primarily attributable to our acquisitions of Autodata, Potamkin and CD1Financial, as well as capital expenditures.

      Net cash used in operating activities for the three months ended March 31, 2000 was $29.8 million and was primarily attributable to continued investment in marketing our brand, driving traffic to our Web site, creating and developing the Web site and building out our operating infrastructure. An increase in vehicle inventories of $12.2 million and prepaid expenses of $4.5 million was offset by increased accounts payable and accrued expenses of $17.1 million. Net cash provided by financing activities was $70.2 million for the three months ended March 31, 2000 and was primarily attributable to collection of a stockholder note of $65.0 million. Net cash used in investing activities was $8.6 million for the three months ended March 31, 2000 and was primarily attributable to investments in marketable securities and capital expenditures.

      In May 1999, we entered into master and operating agreements with Bank One to form and operate CD1Financial, which was 51% owned by us and 49% owned by Bank One. In conjunction with the agreements, we issued a warrant to Bank One that entitled it to purchase a number of shares of our Class A common stock to be determined based upon the value of Bank One's interest in CD1Financial compared to the combined value of CD1Financial and us immediately prior to an IPO of our common stock or change in our control. In December 1999, we purchased the remaining 49% interest in CD1Financial from Bank One for $2.0 million in cash and agreed to pay Bank One $30.9 million in cash to terminate the master agreement. Additionally, in connection with the purchase, we agreed that the warrant would become immediately exercisable and non-forfeitable for 2,085,970 shares of our Class A common stock.

      In July 1999, we purchased the issued and outstanding capital stock of Perga, a Canadian holding company whose primary asset was the capital stock of Autodata. As consideration for the purchase, we paid the stockholders of Perga $6.8 million in cash and issued 600,000 shares of our Class A common stock.

      In October 1999, we acquired certain assets from Potamkin. As consideration for these assets, we issued 1,650,000 shares of our Class A common stock.

      In March 2000, we entered into a strategic co-marketing agreement with Autoweb. As consideration for the agreement, we agreed to issue to Autoweb 576,071 shares of our Series D preferred stock and agreed to purchase 750,000 shares of Autoweb common stock at a purchase price of $10.62 per share.

      In May 2000, we entered into an agreement with Penske Automotive Group and UnitedAuto Group providing for automobile sourcing and other services. As consideration, we granted UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies warrants to purchase an aggregate of 7,939,339 shares of our Series D preferred stock at an exercise price of $15.76 per share. Separately, we sold to these entities 1,078,682 shares of Series D Preferred stock at $15.76 per share, or a total of $17.0 million.

      We anticipate that we will continue to have negative cash flows for the foreseeable future. We anticipate building infrastructure, funding operating losses, investing in technological enhancements, building our brand through marketing expenditures, and pursuing selective acquisitions. We believe that the net proceeds of this offering, along with our available cash, will be sufficient to satisfy our working capital requirements for the next 12 months. Even if additional funds are not required, we may seek additional equity or debt financing. We may not be able to obtain additional funds on acceptable terms, if at all.

Year 2000 Issues

      Year 2000 problems relating to hardware and software systems incorrectly distinguishing dates in the 1900s from dates in the 2000s could affect both our products and services as well as the hardware and software systems we use, operate or maintain. To date, we are not aware of any year 2000 problems relating to our hardware or software systems or operations.

      After conducting a full review of our systems and infrastructure, we believe that our internal infrastructure, including our non-information technology systems, is year 2000 compliant. We obtained assurances from our primary vendors from whom we purchase hardware and software products, as well as from our distributors and fulfillment providers who provide and distribute the products we sell on our Web site, that they are year 2000 compliant. Based on our internal tests and the representations of our primary vendors, distributors and fulfillment providers, we do not believe we will incur material losses relating to the upgrade or replacement of our or their systems and infrastructure.

      To date, our expenses in connection with identifying and addressing year 2000 compliance issues have been minimal. These expenses were generally related to costs associated with time spent by our employees in the evaluation process and year 2000 compliance in general. We cannot assure you that our total costs will be limited to these amounts. We could incur additional costs in addressing any latent year 2000 issues, which could have a material adverse affect on our business.

      We believe we have identified and resolved the year 2000 problems that could materially adversely affect our business. We do not anticipate material year 2000 compliance costs in the future. However, we believe that it is not possible to determine with complete certainty that all year 2000 problems affecting us have been identified or corrected, and we cannot accurately predict the extent to which latent year 2000 problem-related failures may affect us. In the event we discover latent year 2000 problems in our hardware and software systems or in those of our primary vendors, distributors and fulfillment providers, we will attempt to resolve these problems by making appropriate modifications on a timely basis. However, we have no other contingency plan nor have we surveyed our primary vendors, distributors and fulfillment providers to assess whether they have developed any specific contingency plans to address the effect of any latent year 2000 problems. We cannot assure you that we or our primary vendors, distributors and fulfillment providers will be able to resolve any latent year 2000 problems before significant losses are incurred.

Quantitative and Qualitative Disclosures About Market Risk

      We do not hold any derivative instruments and do not engage in hedging activities. Also, we do not hold any variable interest rate debt or borrowing under lines of credit and thus have minimal exposure to interest rate fluctuations. We invest excess cash in short term money market instruments to minimize our exposure to interest risk.

      Autodata subjects us to foreign currency exchange risks as it denominates most of its transactions in Canadian dollars. Our exposure is limited to the net assets of Autodata, which were negligible as of March 31, 2000. We have not historically tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. Accordingly, we may experience economic loss and a negative impact on earnings or equity as a result of foreign currency exchange rate fluctuations.

Recently Issued Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that related gains or losses be reported either in the statement of operations or as a component of

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comprehensive income, depending on the type of hedging relationship that exists. SFAS 133 will be effective for fiscal years beginning after June 15, 2000. We do not currently hold derivative instruments or engage in hedging activities. Accordingly, we do not believe that adoption of SFAS 133 will have a significant impact on our financial position, results of operations or cash flows.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides additional guidance related to applying generally accepted accounting principles in financial statements. In March 2000, the SEC issued Staff Accounting Bulletin No. 101A, which required implementation of SAB 101 no later than June 30, 2000. We have adopted the provisions of SAB 101. Implementation did not have a significant impact on our financial position, results of operations or cash flows.

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                                    BUSINESS

Overview

      We are a leading direct online provider of new automobiles and related products and services, such as loan and lease financing and extended service agreements. We allow consumers to research, price, configure, order, purchase and finance a vehicle online. Our user-friendly, intuitive Web site offers consumers highly-relevant proprietary product information for nearly every make, model and style of new automobile available in the United States today, as well as the ability to directly compare the specifications of competing vehicles in one location. We offer an online shopping experience that features competitive, up-front, no-haggle pricing on new vehicles which, in many cases, can be delivered directly and conveniently to a consumer's home or office. Additionally, we offer competitive lease and loan rates to finance our customers' vehicle purchases through strategic relationships with industry leaders. We intend to seek and forge additional strategic relationships to complement our expanding product offerings. By combining our commitment to improving the traditional process of purchasing an automobile with the benefits of the Internet, we deliver a unique value proposition to consumers. We currently provide vehicles for purchase and lease in 30 states and the District of Columbia, only for lease in 10 states and offer loan financing in 19 states and the District of Columbia.

Industry Background

 The Growth of the Internet and E-Commerce

      The Internet has rapidly emerged as a significant interactive medium for worldwide communication, enabling instant access to information and e-commerce. International Data Corporation estimates that the number of Internet users worldwide will increase from 196.1 million at the end of 1999 to 502.4 million by the end of 2003. We believe the unique characteristics of the Internet create a number of advantages for online retailers and have dramatically affected the manner in which companies distribute goods and services. In contrast to traditional retail channels, the Internet provides online retailers the opportunity to offer a broad and evolving selection of merchandise to customers worldwide, while enabling customers to shop at their convenience without leaving their homes or offices. In addition, online retailers can easily obtain demographic and behavioral data about customers, increasing opportunities for targeted marketing and personalized services.

      We believe increasing numbers of consumers will engage in e-commerce as online retailers take advantage of the technological improvements associated with the Internet that allow the integration of intelligent product recommendations and near real-time customer service. The result may be a significant shift in the way many consumers shop, make purchasing decisions and eventually buy products and services in select industries. We believe the greatest impact of this trend toward e-commerce will most likely be in industries and categories that have traditionally been characterized by high levels of customer dissatisfaction, lack of customer control, inconsistent pricing and complex multi-step transactions that can be streamlined through technology. The Internet enables consumers to easily research information relating to particular products, allowing the online consumer to make informed purchase decisions while simultaneously having a pleasurable experience. International Data Corporation estimates that the number of customers making purchases on the Internet will grow from 48.0 million in 1999 to 182.6 million in 2003. As a result, International Data Corporation predicts the total value of goods and services purchased annually over the Internet will increase from approximately $111.4 billion in 1999 to approximately $1.3 trillion in 2003.

 The Traditional Automobile Industry

      According to industry sources, United States auto retailers sold
17.0 million new vehicles, generating $348.2 billion in revenues, and 30.6 million used vehicles, generating an additional $314.7 billion in revenues during 1999. These amounts do not include revenues generated from automotive related industries, such as loan and lease financing, insurance or aftermarket automotive parts and services, which contribute significantly to industry profitability. As a result, we believe that the total market for vehicles and automotive related products and services exceeds $650.0 billion annually.

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      The structure of the United States automotive retail market has changed little since its formation. Automobile manufacturers in the United States originally established the automotive retail market in the form of franchised dealer networks, requiring single-dealership, single-owner operations. In return for distribution rights within specific territories, manufacturers exerted significant influence over dealers, with respect to location, inventory size and composition, and merchandising programs. The manufacturers' desire to expand sales in growing markets and the need for conveniently located service centers contributed to the proliferation of thousands of small, privately held dealerships.

      The automotive retail market remains highly fragmented today with dealership locations numbering more than 22,000 in total, and the largest 100 dealer groups control just 6% of all franchised dealerships and 11% of new vehicle sales in the United States. Automobile manufacturers discourage dealerships from offering multiple brands in a single physical location. However, dealers in the same markets often sell the same makes, models and styles of vehicles, resulting in increased competition. These dealers also compete in their respective markets with other dealers who offer similar makes, models and styles of vehicles from competing manufacturers. Each independent dealership incurs expenses to pay personnel, advertise its products and cover its overhead, as well as provide a return on its investment in real estate, equipment and vehicle inventory. Consequently, with strong competition and relatively low profit margins, dealers often employ aggressive sales tactics to sell their inventory and maximize profitability.

 The Traditional Vehicle Purchasing Experience

      We believe many consumers find the traditional process of purchasing a vehicle to be inconvenient due to the difficulty in obtaining accurate and comprehensive information, such as pricing and specifications, the significant amount of time required and the sales environment that has long been associated with the traditional process.

      With a wide variety of vehicle makes, models and styles, optional product packages available with each base model and multiple financing options available, the automobile purchase decision has become difficult, complex and costly for consumers. Consumers have traditionally entered into the highly negotiated sales process with limited information regarding manufacturers' costs, leasing rates, financing rates, relative vehicle specifications and other important information. We believe consumers typically spend a significant amount of time and resources driving from dealer to dealer to gather information on competing vehicle makes and models, and searching at length to find the right style of vehicle with the desired options. Then, consumers must typically negotiate for the exact vehicle they want at a price they can afford. In addition, because of the negotiation process required to actually purchase or lease a car, two consumers may pay significantly different prices for the same car purchased or leased from the same dealership. As a result, we believe that consumers often find the traditional automobile shopping experience to be inconvenient.

 The Online Vehicle Purchasing Experience

      We believe the Internet provides a strong platform to create an integrated branded experience that will lead to dramatic innovations in automotive retailing and will considerably improve the process for customers trying to buy new vehicles. According to the 1999 New Auto Shopper.com study performed by J.D. Power and Associates, consumer demand for automotive services on the Internet is growing rapidly with 40% of new vehicle buyers in 1999 using the Internet to help during their buying process. J.D. Power and Associates projects this number could increase to 80% of new vehicle purchasers by 2003.

      To date, a number of research and lead generating sites have emerged, but we believe none of these sites has created a complete solution by enabling customers to purchase vehicles directly. The research providers only help consumers during the information gathering step of the automotive buying process. The referral models help their customers make more informed decisions by providing limited vehicle information and comparison features, but typically fall short by sending customers back to the traditional sales process. In addition, automobile manufacturers and dealers have established their own brand-specific Web sites that

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provide information regarding the various models produced by the manufacturer but typically do not provide third-party comparisons with competitor vehicles. These sites also do not allow consumers to avoid the traditional sales process. We believe these types of services do little to solve the existing problems for consumers. Consumers must still typically spend significant time researching automobiles and engaging in comparison shopping and must still negotiate with a dealer regarding price and features for a particular vehicle.

      Due to the limitations of both the traditional automotive industry and the online automobile Web sites discussed above, we believe that a significant opportunity exists for a direct online provider that benefits both consumers and dealers by delivering accurate, unbiased information, unique value-added products and services and inspiring ongoing customer loyalty. We believe that our ability to leverage new technologies and methods of distribution will make the vehicle buying experience more satisfying and less costly for our customers.

The CarsDirect.com Solution

      CarsDirect.com is a leading direct online provider of nearly every make, model and style of new automobile available for sale in the United States today. We also offer automotive related products and services such as financing, leasing and extended service agreements on our user-friendly Web site. We offer an online shopping experience that features competitive, up-front, no-haggle pricing on new vehicles which, in many cases, can be delivered directly and conveniently to a consumer's home or office. Additionally, we make available to customers competitive leases and loans to finance their vehicles. We believe that our online products and services improve the automobile purchasing process for consumers. The key components of our solution include:

      Comprehensive Vehicle Offering. We provide consumers with one easy-to-use online source for the selection and configuration of new automobiles. Consumers using our Web site can compare and purchase more than 2,600 makes, models and styles of automobiles, including pickup trucks, vans and sport utility vehicles, from virtually every major manufacturer in one comprehensive experience, which greatly expands upon the limited product variety of traditional dealers. Consumers can use our intuitive configuration technology to select any of the available factory and safety options to design a vehicle that meets their specific needs. We have established a priority dealer network of over 2,500 automotive dealer franchises nationwide that we use as a primary source for vehicles.

      Competitive, Up-Front, Dynamic Pricing Model. We eliminate the pricing mystery typically associated with the car buying process by offering our customers a competitive fixed price for the specific vehicle and options they have selected on our Web site. We strive to set our prices below the average negotiated prices in the market for comparably-equipped vehicles. Selecting choices available on our Web site, consumers can reconfigure their selected options or financing terms in real-time to see how their aggregate purchase price or monthly payment would change. Thus, consumers are able to anonymously identify the vehicle and price of their choice without the need to negotiate with a sales person.

      Objective, Multi-Brand Shopping Environment. We provide consumers with objective information about nearly every major make, model and style of vehicle available in the United States. Traditional dealers typically offer information on a limited number of makes and models of vehicles. We intend to provide extensive product information including high-quality photographs for over 2,600 makes, models and styles, allowing customers to directly compare the specifications of competing vehicles in one location. As a result, we offer consumers objective information that allows them to make more efficient and informed purchase decisions.

      Intuitive, One-Stop Shopping Environment. Our user-friendly Web site provides a seamless shopping experience across all of our product and service offerings 24 hours a day, seven days a week. Because we offer a complete solution, including the extensive product information necessary to compare various models and decide which one to purchase, an easily understood and competitive price and online credit applications for financing, consumers can save a significant amount of time purchasing a vehicle through us compared to

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engaging in the traditional sales process. Furthermore, we currently arrange competitive financing rates in 19 states and the District of Columbia and leasing rates in 40 states and the District of Columbia, and we offer a variety of aftermarket products such as extended warranties and roadside assistance, allowing our customers to complete their entire automobile purchase through us.

      Superior Customer Service. To build customer loyalty, we provide extensive product and pricing information backed by a commitment to ensuring consumer satisfaction throughout all phases of the shopping experience. Our customer service advisors provide telephone, online chat and email support 24 hours a day, seven days a week, and we regularly upgrade our services to ensure total customer care. We believe that by providing an exceptional customer experience during every transaction, we will succeed in generating customer loyalty and extensive customer referrals.

The CarsDirect.com Strategy

      Our objective is to become the world's leading direct online provider of automobiles and related products and services. We intend to capitalize on our position as one of the first companies to offer a direct e-commerce alternative to the traditional sales process. The key elements of our strategy include the following:

      Leverage the Efficiencies of our Business Model. Our operating model does not require a large physical infrastructure, which allows for significant operating efficiencies as our transaction volume grows. For example, more than 2,500 dealer franchises have enrolled to participate in our dealer network, enabling us to access their extensive product inventories and distribution capabilities. As our transaction volume increases, we expect to be able to negotiate more favorable pricing for vehicles as well as finance, lease, insurance and other aftermarket products through arrangements with our dealers and preferred suppliers. Furthermore, we have advertising, management and operational efficiencies based on our national brand, scope and consolidated operations. Therefore, we should be able to grow quickly within existing product lines and add or remove new product categories easily and rapidly based on consumer preferences, without the need for traditional capital investments. We intend to apply the efficiencies of our model to related business areas, including small-fleet and off-lease vehicles. Additionally, we intend to market these complementary products, as well as vehicle accessories, beyond the initial vehicle purchase. By offering additional products to consumers and extending our relationships with our customers throughout the vehicle ownership period, we believe we can increase the profitability of our business.

      Expand Strategic Relationships. We have strategic relationships with Bank One to provide financing and leasing to our customers, with CNA to provide extended warranties, with idealab!, a company that creates, builds and operates Internet and e-commerce companies, to provide us access to the collective knowledge and business relationships of its network of companies, and with Penske Automotive Group and UnitedAuto Group, Inc. which are a source of vehicles for our customers and vehicle information and automotive retailing expertise to us. Through our relationship with Bank One, we deliver competitive financing and leasing rates to our customers, and we intend to leverage Bank One's purchasing power with respect to insurance products. We intend to develop relationships with other financial institutions that will enable us to provide our customers increased access to the type and amount of financing they need. Additionally, we currently offer extended warranties and intend to expand our aftermarket product offerings to include, among other things, credit insurance and accident insurance. idealab! actively encourages collaboration among its network companies, of which we are one, as well as the formal and informal sharing of information. As idealab! expands its network of operating companies, we intend to extend our existing relationships and evaluate new relationships to take advantage of these companies' collective knowledge and best practices. We intend to seek and forge additional strategic relationships to complement our product offerings.

      Provide a Compelling Business Proposition to Associated Dealers and Manufacturers. Unlike many other Internet-related providers, we do not charge dealers for entering into a relationship with us. More importantly, we provide incremental transaction volume at lower incremental cost and risk to dealers. This incremental volume allows dealers to benefit from faster inventory turns. In addition, our customers serve as new sources of higher-margin service business and used-vehicle inventory for dealers by providing trade-ins. We believe we can provide dealers increased volume with little or no additional personnel, marketing or

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technology expenses as we control the process with the customer and absorb the associated expenses. Further, as a result of our contractual relationships with dealers, we assume the financial risk of customer transactions that are not completed. We capture customer preferences for vehicle configuration and multi-brand shopping behavior in real time, which could help manufacturers test new model opportunities and market and distribute more effectively.

      Improve the Customer Shopping Experience. We intend to increase and continue to develop the editorial and other relevant content on our Web site to attract large numbers of new and returning Web site users. Further, we intend to continue to deliver a superior online shopping experience that encourages repeat purchases and word-of-mouth recommendations, beginning with the initial order and continuing through product delivery and post-purchase support. We intend to frequently update our Web site to increase its speed and functionality, provide greater product information in a more user-friendly, intuitive format and streamline the automobile ordering and purchasing process. For example, we have begun to implement features that enable consumers to examine their configured vehicles in three dimensions from any viewpoint, both internal and external, to better visualize what their ideal vehicle would look like. We will continue to invest in technology and personnel to improve our customer service and provide a more enjoyable shopping experience.

      Build Enduring Brand Equity. We have marketed our Web site to consumers through a wide range of advertising and promotional activities. We intend to further increase customer loyalty and brand recognition by continuing to offer comprehensive products and services at competitive prices backed by superior customer service. We strive to continually improve the customer experience to enhance our brand equity. We have found customer referrals to be one of our most effective methods of marketing. According to a study performed by J.D. Power and Associates that we sponsored, 9 out of 10 of our customers surveyed recommended us to their friends. We plan to continue to promote our brand through a variety of marketing and promotional campaigns, including television, print, radio, direct-mail and outdoor advertisements, as well as strategically placed online advertisements and promotional campaigns, including sponsorship of national auto races, such as the CarsDirect.com 400 NASCAR event.

      Pursue International Opportunities. Our business model will enable us to pursue large international markets by aligning ourselves with established international product and service providers. We intend to expand our presence in the international marketplace by initially targeting countries with high Internet usage and complementary distribution networks.

The CarsDirect.com Experience

      Our Web site enables our customers to research, price, configure, order, purchase, finance and, in key markets, arrange delivery of new vehicles. We offer a convenient and intuitive graphical user interface for our customers to easily and anonymously access our broad selection, up-front pricing and in-depth vehicle information, all in a haggle-free environment.

      Our home page welcomes customers with the simple message of "Right Car, Right Price, Right Now" and offers four key buttons to accommodate the different ways our customers shop. Customers who know exactly which car they want to buy can start configuring their vehicle immediately upon entering the site. Many customers want to shop around, so we offer them the ability to search and compare virtually every available make and model. Other customers are very interested in researching financing and delivery options before configuring the exact vehicle they want to order. A navigation bar available throughout the customer's visit provides access to information about us and our vehicle buying process.

      Our Web site is designed to:

    .  develop customer trust and knowledge of the CarsDirect.com process;

    .  provide a comprehensive shopping environment;

    .  facilitate the ordering process;

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    .  assist the customer in making financing and purchasing decisions; and

    .  communicate our commitment to convenience through delivery options.

 Helping Customers Understand the Vehicle Purchasing Process

      Our customers can easily access descriptions of our business and the process of purchasing a vehicle through us with a single-click at any time during their visit.

      The communication options on our navigation bar include: Great Prices, the CarsDirect.com Advantage, the Company, Privacy and a Help function. Our "Great Prices" page assures our customers that we are committed to fair up-front pricing and reinforces our no-pressure, no-haggle policy. We also let our customers know that our great prices policy extends beyond the actual price of the vehicle to include competitive financing and leasing rates. On "The CarsDirect.com Advantage" page we offer third-party reviews of our service and emphasize our objectivity in providing comprehensive vehicle information, great prices, superior customer service and multiple delivery options. "The Company"
section informs our customers about our company history, senior management and technical support. It also provides press clippings and press releases for customers to view. For customers concerned with security, our "Privacy" page is included to help them understand how their personal information is used and safeguarded on our site.

      Most important, the customer can request help at any time. We offer a variety of help services depending on the customer's individual needs--from a FAQ section to customer service personnel that provide telephone, online chat and email support 24 hours a day, seven days a week.

 Shop by Brand, Category or Price

      Our Web site provides a customized method of researching, selecting and configuring a vehicle online. With our Web site, customers control their shopping experience, thus reducing the stress often associated with the traditional sales process.

      When customers begin shopping on our site, they can search for vehicles by manufacturer, vehicle type, price point or any combination of the three. As customers enter their preferences, the list of corresponding vehicles dynamically narrows or expands in response.

      We also help customers consider different vehicles by allowing customers to compare up to four vehicles at one time. The comparison information that we provide our customers is unbiased and based on information compiled from third parties. Customers can compare standard features and specifications as well as access e-brochures that include a photo gallery and a 360-degree view of many cars.

      Once a customer has decided to focus on a vehicle model, our configuration technology helps build the car with the options selected. The key feature of this area is our proprietary dynamic pricing configuration, which enables us to update pricing information for virtually any make or model of vehicle in real time. When a specific model is selected, we display, when permissible under applicable law, Manufacturer's Suggested Retail Price, or MSRP, the Dealer Invoice Price and the actual price the customer will pay--the CarsDirect.com price. Every option and option package price is clearly displayed and interior and exterior color choices are provided. As our customer picks and chooses among these options, the three price points--MSRP, dealer invoice and the CarsDirect.com price--are always available and instantaneously updated to reflect the addition or deletion of a specific option or option package. In geographic areas where we offer financing, estimated monthly lease and loan payment amounts are dynamically presented as well.

      Customers who configure vehicles but have not made the final decision to place an order can save their configured vehicles for up to 30 days. This not only saves time for customers in future visits, but also allows them to lock in a vehicle price for several days.


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 Order a New Vehicle

      Once a customer order has been placed, it is designated with a specific customer tracking number that is generated and confirmed on our Web site. An automatic email is sent to the customer reconfirming the order and our message of commitment. A customer service advisor then calls the customer within 48 hours and works with the customer throughout the process. The customer can confirm the details of the order, review the financial application and find out when the vehicle can be delivered. At any time after the order has been placed, the customer can contact his personal service advisor or any member of our customer care team for up-to-the-minute order status and delivery timetable.

 Financing Options

      We provide several financing options to customers ordering a new vehicle. Customers can apply for financing and leasing arrangements that fit their individual needs with an online application or, if they prefer, customers can arrange financing through a third-party provider or purchase the new vehicle for cash.

      Our affordability calculator helps customers determine how much they can afford through a loan or lease. Customers can then use this information, in conjunction with our vehicle configuration technology that dynamically displays the impact of monthly loan or lease payments for different options, to build affordable vehicles of their choice.

      Our finance page describes our loan financing, leasing and extended service products. We offer objective and comprehensive content that describes loan financing and leasing so our customers can be comfortable they are choosing the method of payment that best suits their needs. We are committed to offering low competitive rates, flexible terms and a convenient online application.

 Delivery Options

      Our customers can take delivery of their new vehicles at their homes or offices in selected geographic areas such as Los Angeles, San Francisco and New York, or they can take delivery of their vehicles from local dealers. We also provide a vehicle delivery checklist to help our customers make sure their vehicle meets their expectations before they accept delivery.

Products and Services

 New Vehicles

      Our new vehicle product offering provides our customers with a broad selection encompassing nearly every make, model and style of automobile available for sale in the United States today from nearly every manufacturer, including the following: Acura, AM General, Audi, BMW, Buick, Cadillac, Chevrolet, Chrysler, Daewoo, Dodge, Ford, GMC, Honda, Hyundai, Infiniti, Isuzu, Jaguar, Jeep, Kia, Land Rover, Lexus, Lincoln, Mazda, Mercedes-Benz, Mercury, Mitsubishi, Nissan, Oldsmobile, Plymouth, Pontiac, Porsche, Saab, Saturn, Subaru, Suzuki, Toyota, Volkswagen and Volvo.

 Loan and Lease Financing and Other Aftermarket Products

      We arrange financing and leasing for our customers' vehicles in selected states. We also sell extended service contracts and arrange selected types of insurance in connection with the financing and leasing of vehicles. We place heavy emphasis on loans and leases and seek to maximize our role in arranging them whenever our customers require. Due to the margins and fees associated with these ancillary products and services, their combined contribution to profit is an important supplement to our results of operations from vehicle transactions.

      Subject to certain agreed exceptions, and in exchange for their support during our formative period, Bank One has the right to be the sole provider of financing and leasing until September 15, 2000. Exceptions include credit applications not approved by Bank One, which may be referred to any lender, and applications for leasing pertaining to certain specified models, which may be referred to other lessors.

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      Subsequent to September 15, 2000, we plan to source loans and leases from a consortium of best-in-class lenders on a competitive basis, allowing us to offer customers some of the most favorable terms available. We intend for this consortium to provide all relevant financial products including, but not limited to, prime and sub-prime auto loans, leases, home equity loans, credit cards, insurance and other aftermarket products.

      At the time a new vehicle is purchased, we offer extended service contracts that supplement the manufacturer's warranty. MatchMate doubles the term of most factory warranties, offering six years or 72,000 miles of uninterrupted coverage on all major components of the vehicle. MileageMate, designed for the higher-mileage driver, triples the industry average for six years and up to 108,000 miles of extensive component coverage. We enhance the attractiveness of our finance and lease offerings by providing six years of free roadside assistance to all customers who finance or lease their vehicles through us. Customers who choose to finance their purchases by other means are able to purchase the six-year roadside assistance product for an additional charge.

      We offer financing, leasing and ancillary products and services in states where state regulations allow. As of the date of this prospectus:

    . over 70% of our vehicle customers reside in states where we can currently offer loans;

    . over 90% of our vehicle customers reside in states where we can currently arrange leases; and

    . 100% of our vehicle customers reside in states where we can also offer extended warranty products.

 Comprehensive, Relevant Content

      We provide our customers with comprehensive and relevant product information, which is tightly coupled with our product selection to help our customers make well-informed purchase decisions. Autodata, our wholly owned subsidiary, develops and maintains most of the product information available on our Web site. Autodata provides our customers with a multimedia virtual new car showroom, allowing users to research, view and compare prices and features, including exterior and interior colors, of nearly every make and model of vehicle available for sale in the United States today. We update our vehicle configuration and pricing data on our Web site daily and provide a glossary to further explain vehicle features. Our Autodata team sources our vehicle configuration, specification and pricing information directly from both automobile manufacturers and dealers.

      Autodata has been providing data and data-enabled software solutions to most segments of the North American auto industry since 1991. Since its inception, our Autodata team of experts has manipulated and digitized raw vehicle data provided by manufacturers and dealers, loaded the data onto proprietary software, and licensed the software back to manufacturers, dealers and other industry participants. Autodata's software allows users to easily search and compare detailed product and pricing information across a variety of vehicle categories. Consequently, industry participants use the information to perform competitive studies and create consumer product brochures, which allow consumers to better compare the features of various automobiles. Autodata will continue to provide its services to the auto industry to further strengthen our strategic relationships with these industry participants and help ensure our access to relevant industry data in the future.

      Through Autodata, we have recently developed a proprietary system that allows customers to compare available equipment for one vehicle to that of other vehicles using more than 2,000 equipment choices. We intend to use this system to enable consumers to perform open-ended, lifestyle-based searches for automobiles when they do not have a particular model or make of vehicle in mind. We also intend to further enhance our content with detailed 360-degree views of the interior and exterior of most vehicles available on our Web site and to provide vehicle safety test, test drive, recall notification and other relevant information on our Web site.

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

Customer Service

      We believe that a high level of customer service and support is a key element in providing a convenient shopping forum for our customers and is critical to retaining and expanding our customer base. Accordingly, at any point in the shopping experience, a customer can contact a service advisor via email, online chat or our toll-free customer service phone number 24 hours a day, seven days a week. In addition, our automated customer service function distributes emails to customers after they place their vehicle order. Within 48 hours of the customer order, a service advisor calls each customer to confirm the details of the vehicle order, answer any questions and, if requested, guide the customer through every step of the shopping process. Once the customer's order is confirmed, a vehicle that satisfactorily matches the order has been obtained and payment has been arranged, our service advisor schedules the delivery of the vehicle at a conveniently located dealer or, in certain major markets, at the customer's home or office. We believe that our vehicle delivery service provides a unique customer experience while enhancing the CarsDirect.com brand. We plan to make continued technological and systems advancements to enhance the overall customer experience.

Sourcing and Fulfillment of Vehicles

      We depend on existing automobile dealerships throughout the United States to supply vehicles purchased through our Web site. We believe that sourcing vehicles through our existing dealer franchise network is attractive because it gives us the flexibility to respond to inventory fluctuations within a market area, minimizes the assumption of inventory risk and allows us to leverage the infrastructure of the existing dealership network. Our strategy of committing to acquire vehicles only after receipt of an order allows us to source vehicles based on specific local market supply and demand trends, while also minimizing capital investment in inventory and distribution facilities.

      We have established a priority dealer network of over 2,500 dealer franchises nationwide, which we use as a primary source for vehicles. We also source vehicles through other dealers as necessary. We intend to continue to develop relationships with dealer franchises in new markets and with new dealer franchises throughout the country. We prioritize dealers in groups based on their respective abilities and consistency in providing vehicles for us. Our highest-priority dealers agree to set pricing on vehicles, specific payment terms, a two-hour turnaround on vehicle inquiries and delivery of the vehicle to the customer in accordance with our customer experience guidelines. Our lowest-priority dealers simply agree to deliver vehicles to the customer in accordance with our customer experience guidelines. We believe that, as our priority dealer network grows and strengthens, we can improve our pricing competitiveness and process efficiency through better data exchange and more consistent business practices with our priority dealers. We are currently developing an automated dealer communication network to more efficiently exchange information with our dealers.

      We presently have a team of vehicle sourcers that is focused on developing dealer relationships and expertise within specific geographic areas or vehicle product lines. Over time, we believe the vehicle sourcing function can be significantly automated as our databases and dealer relationships more fully develop. When a customer submits an order through our customer service center, a vehicle sourcer immediately begins contacting dealers in priority order within the customer's local market in search of a vehicle that matches the customer's order. After the vehicle sourcer locates a vehicle that matches the customer order, we commit to acquire the vehicle and provide the necessary customer documentation for the dealer to execute the delivery of the vehicle. We also offer a home or office delivery service in Los Angeles, San Francisco and New York, which we plan to expand into additional major markets.

      We believe that franchised dealers will remain a sustainable source of product in the future. There were 22,038 dealership facilities with a total of 47,236 automobile franchises in the United States as of January 1, 2000. We believe that the number of dealership facilities and average vehicle inventory levels in the United States will provide a more than adequate source of vehicle supply for our current growth objectives.

      In addition to our priority dealer network, Potamkin, acquired in October 1999, sources vehicles through its relationships with approximately 200 automotive dealerships located primarily throughout the northeastern United States. Potamkin has developed significant expertise and efficiencies in pricing and fulfillment that we may not have been able to develop independently.

      Our relationships with Penske Automotive Group, UnitedAuto Group, and other dealerships allow us to source vehicles promptly from franchised dealers throughout the United States. We believe these relationships will enable us to more efficiently expand our market share and transaction volume throughout much of the United States by leveraging our dealers' respective automotive industry expertise.

Marketing and Promotion

      Our marketing and promotion strategy is designed to:

    .  build brand recognition and brand equity;

    .  increase relevant consumer traffic to our site;

    .  add new customers;

    .  build strong customer loyalty; and

    .  develop additional ways to increase our revenues.

We build our brand name and customer loyalty through our online advertising and marketing, traditional advertising, public relations, promotions and exceptional customer service. Our efforts focus on building credibility with customers and achieving market acceptance for our services.

      Online Advertising and Marketing. We have marketing relationships with a number of companies, including BizBuyer.com, Inc.; completehome.com; Classified Ventures, parent of Cars.com; EarthLink Network, Inc.; Edmunds.com, Inc.; and InfoSpace, Inc. With these relationships, we license a portion of our Web site content to the Web sites of these companies, enabling visitors to these sites to initiate an online vehicle order with us. We also conduct an advertising campaign targeted towards potential car-buying customers on the Web sites of major online portals, including Alta Vista Company, America Online, Inc. and Yahoo! Inc. In order to increase exposure on the Internet and directly generate revenues, we also have an affiliates program. Under this program, LinkShare Corporation pays registered affiliates a marketing fee for certain customer visits via affiliate links to our Web site. Over 11,000 Web sites have joined our affiliates program since its inception in November 1999. We believe that links to our Web site from third-party Web sites are a significant factor in increasing brand awareness and generating revenues, as consumers increasingly look to the Internet as a key source of information and commercial activity. In addition to these relationships, we optimize our online media buys using ad tracking services.

      Traditional Advertising. Our advertising efforts focus on building awareness, positive opinion, demand and traffic for our site, products and services. Our advertising positions CarsDirect.com as a hassle-free medium to research and buy new vehicles and related products and services. We advertise in a broad range of publications, including national newspapers such as The Wall Street Journal, major metropolitan newspapers such as The Los Angeles Times, and national magazines, including Motor Trend. We also advertise on billboards, television and radio networks in targeted major markets.

      Public Relations. The objectives of our in-house public relations staff are to build brand awareness, educate consumers about the benefits of buying a vehicle online and increase consumer traffic to our site. Efforts to date have resulted in positive editorial coverage in broadcast and print media outlets such as Business 2.0, Business Week, Forbes and The Wall Street Journal.

      Promotions. We use a variety of promotional activities to acquire new customers. These include trade show participation, affinity group programs, local market "street teams" and customer referral programs. We attempt to enhance this significant source of leads through our promotional activities. For example, we were the title sponsor of the CarsDirect.com 400 NASCAR race in Las Vegas, Nevada, a nationally televised event that was held on March 5, 2000 with over 130,000 people in attendance.

      Ongoing Marketing Efforts. We also conduct focus group studies, consumer surveys and usability testing to help us develop new products and services and to enhance our existing offerings to improve our customers' experience. We believe that introducing products and services in connection with our customers' current vehicle ownership will establish loyal relationships well in advance of our customers' new vehicle purchases. By offering customers a compelling and personalized value proposition, our goal is to increase the number of visitors that make a purchase through us, to encourage repeat visits and purchases, to increase shopper and customer satisfaction, and to extend customer continuity. In addition, loyal, satisfied customers generate strong word-of-mouth support that we expect will increase our customer base and transaction volume.

Strategic Relationships

 Financing Relationships

      We entered into a strategic relationship with Bank One in May 1999, by forming a joint venture to provide financial services to our customers. In December 1999, we purchased Bank One's interest in the joint venture and agreed to redefine our relationship using the following principles:

    . our relationship with Bank One will continue to deliver key products and capabilities with mutual effort committed to automation and scaling of underwriting and documentation processes, and will remain exclusive until September 2000;

    . the agreement governing our relationship contains provisions regarding pricing, performance standards and certain exceptions to exclusivity;

    . loans and leases which fall into categories of permitted exceptions under the agreement with Bank One are currently being provided by WFS Financial, Inc. The combination of these relationships enables us to serve many additional customers regardless of geography or credit history; and

    . we will construct a consortium of best-in-class providers, of which Bank One will be a member, which will enable us to offer financial products including, but not limited to, prime auto loans and leases, non-prime and sub-prime loans, home equity loans, credit cards, insurance and other related aftermarket products.

      We intend to activate an automated decision engine multi-lender platform to provide optimum matches between applicants and a larger selection of lenders.

 Autoweb

      In March 2000, we entered into a strategic co-marketing agreement with Autoweb. Under the agreement, Autoweb agreed to provide referrals to us for fees that vary depending upon the nature of the referral, and we agreed to establish links to Autoweb's Web site in exchange for a portion of Autoweb's revenues generated from these links. In addition, the configurator on the Autoweb Web site will be enhanced to enable consumers interested in purchasing vehicles directly online to configure and receive pricing information on vehicles in substantially the same manner and format as visitors to our Web site. Over time, Autoweb has agreed to integrate our pricing, finance, warranty, roadside assistance and vehicle configuration constraints into its Web site, which will serve as an additional source of customers for our online vehicle transactions. In exchange for Autoweb's participation in the strategic co-marketing agreement and in addition to the referral fees specified in the agreement, we have agreed to issue to Autoweb 576,701 shares of our Series D preferred stock and purchased 750,000 shares of Autoweb common stock at a purchase price of $10.62 per share.

 InfoSpace

      In April 2000, we entered into a strategic relationship with InfoSpace. As part of our relationship, InfoSpace will feature prominent promotional placements in various areas of its network of Web sites. These placements will allow visitors to identify the make and model of a vehicle they are considering for purchase. Upon selection of a vehicle, these visitors will be passed to a co-branded version of our Web site. InfoSpace has guaranteed us a minimum level of referrals in exchange for a pre-negotiated schedule of payments. In addition, we will provide automotive related content to InfoSpace, which it will incorporate into relevant areas of its network of Web sites.

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

 Penske Automotive Group and UnitedAuto Group

      In May 2000, we entered into agreements with Penske Automotive Group and UnitedAuto Group, which have agreed to supply vehicles to us through their respective franchised vehicle dealers at pre-negotiated prices throughout much of the United States. In addition, they have agreed to provide us with daily vehicle inventory information. Penske Automotive Group and UnitedAuto Group will cooperate with us in our efforts to create fully-automated vehicle sourcing and customer purchasing transaction systems.

      As part of the agreement, we will grant to Penske Automotive Group, UnitedAuto Group and their franchised vehicle dealerships a limited, non-exclusive license to certain text graphics, pictures and data of a substance and form similar to that which we generally license to third parties, if requested. Furthermore, we will work with Penske Auto Centers, Inc., a national chain of automotive repair shops, to obtain, where feasible, temporary used vehicle storage, vehicle inspection, reconditioning and delivery services at their facilities.

      Roger S. Penske, Sr. has agreed to serve on our board of directors. Additionally, certain companies affiliated and associated with Penske Automotive Group and UnitedAuto Group have agreed to provide us certain consulting and advisory services.

      As consideration, we granted to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies warrants to purchase an aggregate of 7,939,339 shares of our Series D preferred stock at a per share purchase price of $15.76. Separately, we sold to these entities an aggregate of 1,078,682 shares of our Series D preferred stock at a per share purchase price of $15.76.

Recent Acquisitions

 CD1Financial

      In May 1999, we entered into master and operating agreements with Bank One to form and operate CD1Financial, which was 51% owned by us and 49% owned by Bank One. In conjunction with the agreements, we issued a warrant to Bank One that entitled it to purchase a number of shares of our Class A common stock to be determined based upon the value of Bank One's interest in CD1Financial compared to the combined value of CD1Financial and us immediately prior to an initial public offering of our Class A common stock or a change in our control. In December 1999, we purchased the remaining 49% interest in CD1Financial from Bank One for $2.0 million in cash and agreed to pay Bank One $30.9 million in cash to terminate the master agreement. Additionally, in connection with the purchase, we agreed that the warrant would become immediately exercisable and non-forfeitable for 2,085,970 shares of our Class A common stock at an exercise price of $0.01, resulting in an increase in goodwill and additional paid-in capital of $29.6 million. The amount associated with this transaction allocated to goodwill is being amortized on a straight-line basis over a three-year period.

 Autodata

      In July 1999, we purchased the issued and outstanding capital stock of Perga, a Canadian holding company whose primary asset was the capital stock of Autodata, for an aggregate purchase price of $8.8 million. The purchase price was comprised of $6.8 million in cash, $265,000 in direct acquisition costs and the issuance of 210,000 shares of our Class A common stock with a deemed fair value for accounting purposes of $1.7 million. Identifiable intangible assets and goodwill associated with this acquisition are being amortized on a straight-line basis over the average estimated useful life of three years. In connection with the purchase, we issued an additional 390,000 shares of restricted Class A common stock that vest over four years to the stockholders of Perga, subject to the continued employment of certain key Autodata employees. The vesting of these shares is also subject to acceleration in the event of an initial public offering of our Class A common stock or a change in our control, and these shares have been accounted for as $3.1 million of deferred stock compensation, which is being amortized over the service periods of the key Autodata employees.

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

      Also in connection with the purchase, we may make additional cash payments within 90 days following September 30, 2000, September 30, 2001, and September 30, 2002. The payment following September 30, 2000 will be equal to 50% of the difference between Autodata's net income for the year ended September 30, 2000 and its net income for the year ended April 30, 1999. The payment following September 30, 2001 will be equal to 45% of the difference between Autodata's net income for the year ended September 30, 2001 and its net income for the year ended April 30, 1999. The payment following September 30, 2002 will be equal to 35% of the difference between Autodata's net income for the year ended September 30, 2002 and its net income for the year ended April 30, 1999. In the event that we consummate an initial public offering of our Class A common stock, there is a change in our control or we pay $1.7 million in exchange for cancellation of this contingent consideration, we will not pay any additional cash consideration. The contingent consideration, if any, will be recorded as an increase to the purchase price at the time that the contingency lapses.

 Potamkin

      In October 1999, we acquired certain assets of Potamkin, a New York partnership that sells and finances both new and used vehicles of every make and manufacturer. The primary asset was Potamkin's ability to sell new and used automobiles in New York without maintaining franchise agreements with manufacturers. An application will be filed to transfer Potamkin's qualified dealer license to us. Transfer of this license is subject to regulatory review and approval and we cannot be certain that the transfer application will be approved. In exchange for the assets, we issued 1,250,000 shares of our Class A common stock. In addition, we issued an aggregate of 400,000 restricted shares of our Class A common stock, which vest in approximately equal quarterly installments through September 30, 2002, subject to, among other things, our continued employment of a former Potamkin key employee. Identifiable intangible assets and goodwill acquired as part of this transaction are being amortized on a straight-line basis over their estimated useful lives ranging from six months to ten years.

Technology and Systems

      We believe that the success of our business depends on applying a very high level of automation throughout our business process to:

    . support customers in vehicle research, specification, pricing, selection, purchase, documentation and lifecycle;

    . minimize human intervention for most of the normal internal operations surrounding these steps; and

    .  manage relationships with vehicle providers.

In each of these processes, a high level of automation will facilitate rapid and high-quality response to customer or vendor needs, low costs of operations and growth to accommodate increased volume. To achieve these results, we must rapidly and effectively develop or implement a variety of technologies.

      Numerous critical technology components are already in place. Our Web site software already provides research capabilities, comparative shopping information and tools with enhanced content, the ability to specify and compare vehicles, immediate price information as options are selected and financing choices are made, instant finance or lease payment estimators and immediate online approval of loans for qualified customers through our financial partners. Our data warehouse provides comprehensive information about nearly all vehicles commonly available, including their prices, descriptions, pictures and colors, options and option compatibility constraints, which is updated daily.

      Our Web systems are hosted at two main facilities, one on each coast of the country in co-location facilities. With these facilities in place, we can handle ten times our current peak traffic load. The nature of our applications and software architecture also allow us to increase capacity by adding additional servers to our existing facilities. Systems monitoring and administration is provided 24 hours a day, seven days a week, in part by Level Three and Global Crossing Cayman Ltd., and in part by internal staff.

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

      Software and Web services are developed by internal staff and third-party organizations, the latter principally under some form of exclusive contract. We have chosen selected third parties to rapidly obtain very high levels of relevant skills as we selectively build our own staff. Development team participants, including third parties, use hardware and software environments, which match the live systems. Currently, we use NT based Web servers with software principally written in Microsoft's ASP and Sun's Java. Currently, data is predominantly stored in Microsoft's SQL 7 databases and Oracle on Unix hosts.

      All domestic computing systems are protected by redundant firewalls or filters and are connected by private communications lines. Remote access is provided by centralized dial up interfaces with additional security controls.


Competition

      The market for the purchase and sale of automobiles and automobile related services and products, including financing, insurance and aftermarket products such as warranties, is intensely competitive, highly fragmented and has no dominant leader. We compete against a variety of Internet and traditional automotive dealerships and distributors, as well as finance and insurance companies. Therefore, we are affected by the competitive factors faced by both Internet commerce companies as well as traditional companies within the automotive and automotive related industries. The market for Internet-based commercial services is new, and competition among commercial Web sites is expected to increase significantly in the future.

      We believe that the principal factors to compete effectively in our markets are:

    .  brand recognition;

    .  competitive pricing;

    .  a convenient and efficient shopping experience;

    .  product selection and availability;

    .  quality of Web site content;

    .  reliability and speed of vehicle delivery;

    .  personalized customer service; and

    .  strategic relationships.

      Our current or potential competitors in the automobile transactions and aftermarket product markets include, but are not limited to:

    .  traditional automobile dealers and manufacturers;

    . aggregators and auto retail groups, such as AutoNation, Inc., CarMax Auto Superstores, Inc., Group One Automotive Inc. and Sonic Automotive Inc.;

    . online automotive referral services and other sites, such as Autobytel.com, Autoweb.com, Carclub.com, carOrder.com Inc., CarPoint, cars.com and Greenlight.com, Inc., some of which have begun to sell automobiles on their Web sites; and

    . other online stores that sell automobiles, such as priceline.com Incorporated.

      We face competition from commercial banks, savings and loan associations, credit unions, captive finance subsidiaries of automobile manufacturers and other consumer lenders. Online services are also beginning to offer automobile financing alternatives.

      As we introduce insurance products, we will compete with both traditional insurance distribution channels, including insurance agents and brokers, new non-traditional channels such as commercial banks and savings and loan associations, and a growing number of direct distributors, including other online services, such as InsWeb Corporation, Quicken InsureMarket, Quotesmith and SelectQuote, among others.

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

Intellectual Property

      We regard substantial elements of our business process, Web site and underlying technology as proprietary and attempt to protect them by relying on a combination of patent, copyright, trademark and trade secret laws, and contractual agreements. We also maintain a policy of entering into confidentiality agreements with our employees, consultants and third parties. These confidentiality agreements generally seek to control access to, and distribution of, our technology, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our proprietary information without authorization or to develop similar technology independently.

      In November 1999, we filed a provisional patent application, seeking patent protection on our methods and technology as to new automobile transactions using an electronic medium.

      We have the right to use a number of unregistered trademarks for use in connection with our business, including CarsDirect.com, CarsDirect, Autodata, CD1Financial.com, Comparator, Configurator, Autogenie, DirectAssist, Touchdrive, MatchMate and MileageMate. Provided that trademarks remain in continuous use in connection with similar goods and services, their term can be perpetual, subject, with respect to registered trademarks, to the timely renewal of such registrations in the United States Patent and Trademark Office.

      We seek to protect the source code of our software and our databases as trade secrets and under copyright law. We have copyright registrations for certain of our software, user manuals and databases. Copyright protection for databases is limited, extending only to the selection and arrangement of the data, and does not protect the facts included in the database. Accordingly, other parties would be free to use the individual facts contained within any of our databases or to compile their own database, containing similar facts, without infringement of our copyright. We have obtained copyright registrations for our software and customer databases from the Canadian Intellectual Property Office. The absence of a registration does not waive copyright protection, but registration is a necessary prerequisite to commencing litigation against an infringer.

      We, in part through Autodata, have originated and organized certain information obtained from automobile manufacturers and dealers. This information and its organization, which is wholly owned by us, is proprietary and material to our business. We are also party to a number of third-party software licenses relating primarily to desktop publishing, word processing and the like. No single licensed program is considered material to our business since alternatives are readily available.

      We are also subject to the risk of adverse claims and litigation alleging infringement of the proprietary rights of others. From time to time we receive notices of infringement claims from other parties. Although we do not believe the conduct of our business infringes the valid proprietary rights of others, there can be no assurance against future infringement claims by third parties in respect of our current or future products or services. The resolution of any such infringement claims may require us to enter into license arrangements or result in protracted and costly litigation, regardless of the merits of such claims.

Government Regulation

      We operate in a highly regulated business environment. All states comprehensively regulate vehicle sales transactions, including the imposition of strict licensing requirements for dealers and, in some states, brokers. State and federal laws also regulate vehicle leasing and lending activities and certain states impose licensing requirements and related regulations on brokering and facilitating vehicle leases and loans. Moreover, various state revenue agencies require taxes to be collected and remitted on each vehicle sale or lease transaction with a consumer. Each state also has complex rules and regulations governing the sale of insurance products, which we expect to offer in the future.

      These government regulations impose substantial burdens on our business and operations. Nevertheless, we must comply with all rules and regulations applicable to our current and future business operations or face costly penalties, including the risk of being prohibited from engaging in transactions that are critical to the viability of our business model.

      There are currently few laws or regulations directed specifically at Internet businesses. However, because of the Internet's popularity and increasing use, new laws and regulations may be adopted. Although we believe that future federal and state legislation will clarify the regulatory environment for commercial activity transacted via the Internet, including transactions involving the sale, lease and financing of vehicles, as well as the sale of insurance products, we cannot predict whether such legislation will be favorable to our business practices or impose new or costly burdens on the way we conduct business. These new laws and regulations may also cover issues such as the collection and use of data from Web site visitors and related privacy issues, pricing, content, copyrights, trademarks, distribution, taxation, the quality of goods and services and consumer protection. The enactment of any additional laws or regulations may impede the growth of the Internet and Internet businesses, which could decrease our revenues and place additional financial burdens on us.

      Laws and regulations directly applicable to electronic commerce and Internet communications are becoming more prevalent. For example, Congress recently enacted laws regarding online copyright infringement and the protection of information collected online from children. These laws add to the legal and regulatory burden faced by Internet commerce and content companies and could adversely affect our business. Other areas of state and federal legislative activity include:

    . Online vehicle sales transactions. Legislation addressing online vehicle sales was introduced in the past year in Kentucky, Nebraska, South Carolina and Washington. The Kentucky legislation, which would have explicitly permitted online vehicle sale, was withdrawn without action. The language addressing online sales was eliminated from the Washington and Nebraska bills and their legislative sessions are now concluded. The South Carolina legislation remains under legislative consideration. In its current form, it would explicitly permit South Carolina dealers to conduct motor vehicle sales in contracts with online services. In addition, Florida has recently introduced legislation that would authorize online services to engage in business in the state, if manufacturers do not own them. Fifteen other states are considering bills that would prohibit direct competition with dealers by manufacturers, either through purchasing dealerships, or otherwise. Most of these bills would preclude direct sales by manufacturers except through a licensed, franchised dealer. Vehicle dealers are represented by influential lobby organizations, some of which currently do not view our business model as favorable. These organizations may initiate legislation or support existing legislation that could limit or preclude our ability to do business in some states or require costly changes to our business model to enable us to comply with such legislation. We cannot predict whether any of these proposed bills, or any other potentially adverse legislation or regulations that might be initiated by various states in the future, will be adopted. Although we believe that federal and state legislative initiatives in the future, including those related to motor vehicle sales and services, will clarify the regulatory environment for Internet companies, we cannot predict whether such legislation will be unfavorable to our business practices or place new and costly burdens on the way we do business.

    . Taxes. Congress enacted a moratorium, ending in October 2006, on the application of discriminatory or special taxes by the states on Internet access or on products and services delivered over the Internet. Congress further declared that there will be no federal taxes on electronic commerce until the end of the moratorium. However, this moratorium does not prevent states from taxing activities or goods and services that the state would otherwise have the power to tax including transactions involving the sale or leasing of vehicles. Furthermore the moratorium does not apply to certain state taxes that were in place before the moratorium was enacted.

    . Online privacy. Both Congress and the Federal Trade Commission are considering regulating the extent to which companies should be able to use and disclose information they obtain from consumers. If any regulations are enacted, Internet companies may find some marketing activities restricted. Also, the European Union has directed its member nations to enact much more stringent privacy protection laws then are generally found in the United States and has threatened to prohibit the export of some personal data to United States companies if similar measures are not adopted, Such a prohibition could limit the growth of foreign markets for United States Internet companies. The department of commerce is negotiating with the Federal Trade Commission to provide exemptions from the European Union regulations, but the outcome of these negotiations is uncertain.


    . Other regulations. The growth of the Internet and Internet commerce may lead to the enactment of more stringent consumer protection laws including laws directed at online advertising, sale or leasing or financing of vehicles or the sale of insurance products. The Federal Trade Commission may use its existing jurisdiction to police electronic commerce activities, and it is possible that the Federal Trade Commission will seek authority from Congress to regulate Internet activities. The enactment of new consumer protection laws or the amendment of existing laws may impose new and costly burdens on the way we conduct our business, which could decrease revenues and harm our business.

Legal Proceedings

      In September 1999, we filed an action against Trilogy Software, Inc. and its wholly owned subsidiary carOrder.com, Inc. for tortious interference with our contractual relations with IntelliChoice, Inc. This matter has been dismissed without prejudice. In October 1999, Trilogy and carOrder.com filed an action for patent infringement against us and our wholly owned subsidiary, Autodata, in the United States District Court for the Western District of Texas. The complaint alleged that we have infringed and are infringing Trilogy's patented business process. Specifically, Trilogy and carOrder.com claim that the method we use to configure vehicles and vehicle options infringes various aspects of Trilogy's patent and that this infringement is willful. Trilogy seeks, among other things, treble damages, preliminary and permanent injunctive relief and attorneys' fees and costs. We deny Trilogy's allegations and assert that Trilogy's patent is invalid, unenforceable and not infringed.

      In September 1999, Greg Brogger, our former Chief Operating Officer, filed a complaint in Los Angeles County Superior Court. The action named CarsDirect.com, CD1Financial, idealab! and Bank One as defendants. Mr. Brogger pleaded a single cause of action for breach of contract against CD1Financial and claims for intentional and negligent interference with contract against us and others. Mr. Brogger claimed that CD1Financial, at the urging of the other defendants, breached a purported employment agreement with Mr. Brogger by terminating him without cause. As a result, he claimed he is entitled to a 5.75% ownership interest in CD1Financial, an amount he estimated to be worth $33.0 million. In addition, he sought general and compensatory damages, punitive damages and his costs of suit. Following the filing of the complaint, we and the other defendants agreed to mediate and arbitrate Mr. Brogger's claims. As a result, Mr. Brogger dismissed his action on January 14, 2000, without prejudice. We have unsuccessfully mediated the case, and we are now proceeding to a binding arbitration of Mr. Brogger's claims in June 2000. We deny that we are liable to Mr. Brogger in any amount, and we intend to vigorously defend against Mr. Brogger's allegations.

      We intend to defend these lawsuits vigorously even though they could result in the expenditure of significant financial and managerial resources. We are not aware of any other material legal proceedings pending against us, even though we may be involved in litigation or other proceedings arising in the ordinary course of business.

Employees

      As of March 31, 2000, we had 702 full-time employees. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relationships are good.

Facilities

      We lease facilities in Culver City, California, which have approximately 43,000 square feet, pursuant to a lease agreement that expires in November 2004. These facilities comprise our headquarters, including our administration, operations, and sales and marketing departments. We also lease parking facilities pursuant to a lease agreement that expires December 10, 2000. In addition we are leasing facilities consisting of approximately 24,000 square feet for occupation by our sales and operations departments in November 2000.

      We lease facilities in London, Ontario, Canada, which have approximately 14,861 square feet, pursuant to two separate lease agreements that expire August 31, 2001. These facilities comprise our Autodata headquarters, including our Autodata administration, operations, and sales and marketing departments. We also lease a facility in Troy, Michigan that is approximately 10,200 square feet and serves as a photo studio and sales center for Autodata. This lease expires January 31, 2003.

      We lease facilities in New York, New York, which have approximately 33,000 square feet, pursuant to a lease agreement that expires January 31, 2001. These facilities comprise our Potamkin headquarters, including our Potamkin administration, operations, and sales and marketing departments, along with our dealership showroom. We also occupy storage space in Clifton, New Jersey and additional dealership showrooms in Westbury, New York and Brooklyn, New York.

      We believe we have adequate space for our present operations, and that any additional space required will be available to us on commercially reasonable terms.

                                   MANAGEMENT

Executive Officers, Key Employees and Directors

      Our executive officers, key employees and directors, and their ages as of April 15, 2000, are as follows:

 Name                             Age Position
 ----                             --- --------
 Robert Brisco...................  37 President, Chief Executive Officer and
                                      Director
 Christine Bucklin...............  37 Chief Operating Officer
 Frederick G. Silny..............  49 Chief Financial Officer and Secretary
 Gerald Popek....................  53 Chief Technology Officer
 Lynn Walsh......................  42 General Counsel
 Eugene Schutt...................  46 Executive Vice President, Financial
                                      Services Division and Chief Executive
                                      Officer of CD1Financial
 Greg Perrier....................  38 Senior Vice President of Data Products,
                                      President and Chief Executive Officer
                                      and Director of Autodata
 Larry Tchamkertenian............  31 Executive Vice President of Sales and
                                      Operations
 Mark Miller.....................  43 Vice President of Dealer and Industry
                                      Relations
 Ari Wasserman...................  29 Vice President of Business Development
 Neil Kaplan.....................  38 Vice President of Strategy and Business
                                      Planning
 Howard Morgan (1)...............  54 Director, Chairman of the Board
 Jim Armstrong...................  34 Director
 Glenn Fuhrman (1)...............  35 Director
 Gerald Greenwald................  64 Director
 Bill Gross......................  41 Director
 Lawrence Gross (1)..............  38 Director
 Michael Malamut.................  50 Director
 Scott Painter...................  31 Director
 Roger S. Penske, Sr. ...........  63 Director

--------
(1) Member of Compensation Committee.

(2) Member of Audit Committee.

      Mr. Brisco has served as our President, Chief Executive Officer and Director since November 1999. From October 1998 until October 1999, Mr. Brisco served as President of Universal Studios Hollywood Theme Park, an entertainment company, and CityWalk, an entertainment and shopping complex. From February 1993 until October 1998, he served as Senior Vice President of Advertising, Marketing and New Business Development for The Los Angeles Times, a newspaper company. Mr. Brisco received his B.A. in Economics and Journalism from the University of Southern California and his M.B.A. from the University of California at Los Angeles.

      Ms. Bucklin has served as our Chief Operating Officer since November 1999. From July 1999 to November 1999, Ms. Bucklin served as an Entrepreneur in Residence at idealab!, a company that creates, builds and operates businesses that use the power of real-time communications, including the Internet, telephony, cable and wireless, to satisfy unmet market needs, where she assisted in launching portfolio companies. From September 1988 to July 1999, she worked at McKinsey & Company, a management consulting firm, where she was a Principal. Ms. Bucklin received her B.A. in Mathematics from Dartmouth College and her M.B.A. from the Stanford Graduate School of Business.

      Mr. Silny has served as our Chief Financial Officer since June 1999 and as our Secretary since July 1999. From July 1989 until June 1999, he worked at IHOP Corp., a food service company, where he served as Chief Financial Officer, Vice President-Finance and Treasurer. Prior thereto, he was employed by Carnation Company as Assistant General Manager and Division Manager of its Dairies Division from September 1986 to July 1989, and as Director of Finance of its Dairies Division from November 1985 to August 1986 and as Assistant Treasurer in its Corporate Finance Department from July 1984 to October 1985. Mr. Silny received his B.Sc. in Psychology from McGill University, his M.A. in Statistics and in Psychology from the University of California at Berkeley, and his M.B.A. from the University of Chicago.

      Dr. Popek has served as our Chief Technical Officer since August 1999. From August 1995 until August 1999, Dr. Popek served as the Chief Technical Officer at PLATINUM technology, Inc., a software company, and its successor, Computer Associates International, Inc, a software company. From January 1982 until August 1995, he was Chairman of Locus Computing Corp., a software company, which was acquired by PLATINUM technology, Inc. Dr. Popek earned his B.S. in Nuclear Engineering from New York University, and his S.M. and Ph.D in Applied Mathematics from Harvard University.

      Ms. Walsh has served as our General Counsel since March 2000. From July 1998 until she joined us, Ms. Walsh was a partner in the Technology group at Alston & Bird LLP in Atlanta, Georgia, where she specialized in securities, transactional and compliance work. From April 1990 until June 1998, Ms. Walsh was a partner at Hunton & Williams in Atlanta. Ms. Walsh received her B.A. from the University of Michigan and her J.D. from Wayne State University Law School.

      Mr. Schutt has served as our Executive Vice President, Financial Services Division and as Chief Executive Officer of CD1Financial, our subisidary, since September 1999. From August 23, 1999 until that time, he served as Chief Operating Officer of CD1Financial. From January 1992 until January 1999,
Mr. Schutt served as President of Avco Financial Services Inc., a consumer and commercial finance organization. He currently serves on the board of directors of one public company, Channell Commercial Corp. Mr. Schutt received his B.A. in Economics from the University of Virginia.

      Mr. Perrier has served as Senior Vice President, Data Products and as President and Chief Executive Officer and a Director of Autodata, our subsidiary, since July 1999. From November 1992 until July 1999, prior to Autodata's acquisition by CarsDirect.com, he served as President of that entity. Mr. Perrier received his H.B.A. from the Richard Ivey School of Business.

      Mr. Tchamkertenian has served as our Executive Vice President of Sales and Operations since February 1999. From May 1996 until January 1999, Mr. Tchamkertenian served as Vice President of Operations at Quarterdeck Corporation, a software publishing company, where he was responsible for financial systems and reporting, production and distribution, technical and customer support, and acquisition integration. From February 1993 to May 1996, he served as Director of Operations at Knowledge Adventure, Inc., a software publishing company, where he had similar responsibilities. Mr. Tchamkertenian received his B.S. in Business Administration from California State University, Northridge.

      Mr. Miller has served as our Vice President of Dealer and Industry Relations since June 1999. From 1979 until June 1999, he served as Vice President and Chief Operating Officer of Miller Automotive Group, an automotive dealership group. Mr. Miller received his B.S. in Business from the University of Colorado at Boulder.

      Mr. Wasserman has served as our Vice President of Business Development since February 1999. From October 1995 to February 1999, he was an associate at Sullivan & Cromwell, a law firm. Prior to October 1995, Mr. Wasserman earned his B.A. in International Relations from the University of Pennsylvania and his J.D. from Harvard Law School.

      Mr. Kaplan has served as our Vice President of Strategy and Business Planning since December 1999. From April 1999 until December 1999, Mr. Kaplan served as Vice President of Market Planning and Development for Universal Studios Hollywood, an entertainment company. From September 1994 until January 1999, he served as Director of Sales, Marketing and Strategic Planning for The Los Angeles Times. Mr. Kaplan received his B.S. in Economics from the Wharton School at the University of Pennsylvania and his M.M. from Kellogg Graduate School of Management at Northwestern University.

      Dr. Morgan has served as a Director of CarsDirect.com since February 1999 and as Chairman of our board of directors since September 1999. He has served as President of idealab! New York, a company that creates, builds and operates businesses that use the power of real-time communications, including the Internet, telephony, cable and wireless, to satisfy unmet market needs, since March 2000, as a director of idealab! since February 1999, and as a Vice Chairman of idealab! since January 1999. Since 1989, Dr. Morgan has also been President of Arca Group, Inc., a consulting and investment management firm specializing in the areas of computers and communications technologies. He serves as a director for a number of public companies, including Cylink Corp., Franklin Electronic Publishers, Inc., Infonautics Corporation, MyPoints.com, Inc., Segue Software, Inc., Tickets.com, Inc. and Unitronix Corp. Dr. Morgan holds a B.S. in Physics from City University of New York and a Ph.D. in operations research from Cornell University.

      Mr. Armstrong has served as a Director of CarsDirect.com since January 1999. Mr. Armstrong is a Managing Director at idealab! Capital Management I, LLC, the sole general partner of venture capital funds, a firm he joined in August 1998. From May 1995 until August 1998, he was a Senior Associate at Austin Ventures, a venture capital firm. He also serves as a director of one other public company, NetZero, Inc. Mr. Armstrong received his B.A. in Economics from the University of California at Los Angeles and his M.B.A. from the University of Texas at Austin.

      Mr. Fuhrman has served as a Director of CarsDirect.com since April 1999. He has been a Managing Principal of MSD Capital, L.P., a private investment firm, since July 1998. From 1988 until June 1998, Mr. Fuhrman worked at Goldman, Sachs & Co., an international investment bank, where he was a Managing Director responsible for the Special Investments Group. Mr. Fuhrman received his B.S.E. in Finance and Art History and his M.B.A. from the Wharton School at the University of Pennsylvania.

      Mr. Greenwald has served as a Director of CarsDirect.com since September 1999. Mr. Greenwald is chairman emeritus of UAL Corporation and United Air Lines and served as the Chairman and Chief Executive Officer of United Air Lines from 1994 to 1999. He serves as a director for two public companies, Time-Warner Inc. and Aetna Inc. From 1979 to 1990, Mr. Greenwald was employed by the Chrysler Corporation, where he worked in various positions including corporate controller and chief financial officer before being promoted to vice chairman, a position in which he shared responsibility with the Chief Executive Officer for the operations of the company. From 1957 to 1979, he was employed by the Ford Motor Company, where he worked in several positions including controller, director of Ford's operations in Europe and as president of Ford of Venezuela. Mr. Greenwald received his B.A. in Economics from Princeton University and his M.A. in Economics from Wayne State University.

      Mr. Bill Gross has served as a Director of CarsDirect.com since its inception. Mr. Gross founded idealab!, a company that creates, builds and operates businesses that use the power of real-time communications, including the Internet, telephony, cable and wireless, to satisfy unmet market needs, in March 1996 and has served as Chairman of the Board, Chief Executive Officer and as a director of idealab! since that time. He also has served as a Managing Director of idealab! Capital Management I, LLC, the sole general partner of venture capital funds, since March 1998. From June 1991 to January 1997, he served as Chairman of Knowledge Adventure, Inc., a software publishing company, which he founded with his brother, Lawrence Gross. Mr. Gross serves on the board of directors of Ticketmaster Online-CitySearch, Inc. (formerly CitySearch, Inc.), NetZero, Inc. and GoTo.com, Inc. He also serves on the board of directors of several private companies. Mr. Gross received his B.S. in Mechanical Engineering from the California Institute of Technology.

      Mr. Lawrence Gross has served as a Director of CarsDirect.com since September 1999. Mr. Gross has served as President of idealab! Europe, since March 2000, and as a Vice Chairman and director of idealab!, a company that creates, builds and operates businesses that use the power of real-time communications, including the Internet, telephony, cable and wireless, to satisfy unmet market needs, since April 1999. Prior to joining idealab!, Mr. Gross was the President and Chief Executive Officer of Knowledge Adventure, a software publishing company, which he founded with his brother, Bill Gross, in 1991. Following the acquisition of Knowledge Adventure, Mr. Gross served as senior vice president of Cendant Software and president of Davidson & Associates from 1997 to 1999. Mr. Gross received his B.S. in Computer Science from the California Institute of Technology and is a graduate of the Executive Program for Growing Companies at the Stanford Graduate School of Business.

      Mr. Malamut has served as a Director of CarsDirect.com since March 1999. Since 1971, he has served as President and Chief Executive Officer of Autoland Inc., a credit union auto buying service and auto brokerage company.

      Mr. Painter has served as a Director of CarsDirect.com since November 1998 and has served as Vice Chairman of CarsDirect.com since November 1999. From our inception until November 1999, Mr. Painter served as our Chief Executive Officer and President. From January 1998 until November 1999, he served as Chief Executive Officer of Vision Inc., an e-commerce consulting company. From February 1997 until January 1998, Mr. Painter served as Chief Executive Officer of Dental Advantage, a professional services company for dentists, which he founded. From June 1995 until February 1997, he was Vice President of Marketing for Futuredontics, Inc. operator of the 1800DENTIST service. Prior to joining Futuredontics Mr. Painter served as a consultant to automotive manufacturers in the area of financing and leasing. From June 1993 to November 1994, Mr. Painter served as Vice President of Marketing and Corporate Development at 1800CARSEARCH, an electronic database of used cars for sale that also offered financing, leasing and warranties. Mr. Painter founded InfoAccess, an electronic classified service, while a student at the University of California at Berkeley where he majored in Economics from 1991 to 1993. From 1989 to 1991, Mr. Painter majored in Systems Engineering and Political Science at West Point.

      Mr. Penske has served as a Director of CarsDirect.com since May 2000. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation. Penske Corporation is a privately-owned diversified transportation services company which, among other things, holds, through its subsidiaries, interests in a number of businesses, including Penske Truck Leasing Co., L.P., Detroit Diesel Corporation, Penske Automotive Group, Inc., Diesel Technology Company and Penske Capital Partners, LLC. Mr. Penske is also Chairman of the Boards of Directors of UnitedAuto Group, Inc. and Detroit Diesel Corporation, Vice Chairman of the Board of International Speedway Corporation and a member of the Boards of Directors of General Electric Company, Inc. and Delphi Automotive Systems Corporation.

Board of Directors

      Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors, officers or key employees, except that Bill Gross and Lawrence Gross, two of our directors, are brothers.

Board Committees

      Our board of directors established an audit committee and a compensation committee on March 16, 1999. The compensation committee evaluates and approves the compensation policies for the executive officers and administers our employee benefit plans. The current members of the compensation committee are Glenn Fuhrman, Lawrence Gross and Howard Morgan. The audit committee reviews our accounting practices and procedures, the results and scope of our annual audit and recommends the appointment of our independent auditors. The current
members of the audit committee are         and        .

Director Compensation

      Our directors currently do not receive any cash compensation from us for their service as members of the board of directors, except for reimbursement for reasonable travel expenses in connection with attendance at board and committee meetings. Under our 1998 Stock Plan, nonemployee directors are eligible to receive stock option grants at the discretion of the board of directors.

Compensation Committee Interlocks and Insider Participation

      Prior to establishing the compensation committee on March 16, 1999, our board of directors as a whole performed the functions delegated to the compensation committee. No interlocking relationship exists between the board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

      During the year ended December 31, 1999, Glenn Fuhrman, Kathryn Gould, Lawrence Gross and Howard Morgan served on our compensation committee.

    . Glenn Fuhrman is a Managing Principal of MSD Capital, L.P. Entities affiliated with MSD Capital, L.P. purchased 2,575,106 shares of Series C preferred stock at a per share price of $2.33 and 31,725 shares of Series D preferred stock at a per share price of $15.76.

    . Kathryn Gould is a Managing Member of Foundation Capital Management Co. II, L.L.C., a beneficial owner of more than 5% of our capital stock. Entities affiliated with Foundation Capital Management Co. II, L.L.C. purchased 3,246,753 shares of Series B preferred stock at a per share price of $0.77, 515,021 shares of Series C preferred stock at a per share price of $2.33, and 12,690 shares of Series D preferred stock at a per share price of $15.76.

    . Lawrence Gross and Howard Morgan are officers and directors of idealab!, which is the parent of idealab! Holdings, L.L.C., a beneficial owner of more than 5% of our capital stock. idealab! Holdings, L.L.C. holds 1,000 shares of Class A common stock at a per share price of $0.001, which was initially purchased by its affiliate, idealab! Investments, L.L.C., 10,000,000 shares of Series A preferred stock at a per share price of $0.01 which was initially purchased by its affiliate, idealab! Investments, L.L.C., and it purchased 2,575,107 shares of Series C preferred stock at a per share price of $2.33, 11,603,735 shares of Series D preferred stock at a per share price of $15.76, and 2,050,000 shares of Class B common stock at a per share price of $17.34. In addition, idealab! Holdings, L.L.C. issued us a promissory note in the initial principal amount of $65.0 million as payment for its purchase of Series D preferred stock, which note plus interest was paid in full in January 2000. idealab!, an affiliate of idealab! Holdings, L.L.C. also leased us office space and provided us with management services, and continues to provide us with management consulting services.

Executive Compensation

      The following table sets forth summary information concerning the compensation we paid for services rendered to us during the fiscal year ended December 31, 1999 by our executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1999, referred to as the named executive officers.

                           Summary Compensation Table

                                                                    Long-Term
                                                                   Compensation
                                                                      Awards
                                                                   ------------
Name and Principal Position            Annual Compensation          Securities
---------------------------            -----------------------      Underlying
                                        Salary        Bonus        Options (1)
                                       ----------    ---------     ------------
Scott Painter (2)..................... $ 142,800 (3) $  75,108 (4)  1,550,000
 President and Chief Executive Officer
Robert Brisco (5).....................    14,032       400,000 (6)  1,200,000
 President and Chief Executive Officer
Ken Murphy (7)........................   160,417           --          75,000
 Vice President and General Counsel
Mark Miller...........................   126,353           --          90,000
 Vice President of Dealer and Industry
  Relations

--------
(1) These options were granted pursuant to our 1998 Stock Plan and are options to purchase Class A common stock.
(2) Mr. Painter served as our President and Chief Executive Officer from our inception until November 4, 1999.
(3) Includes $35,378 paid to Vision, Inc., the primary purpose of which was to furnish compensation to Mr. Painter.
(4) This amount represents a signing bonus paid by us to Mr. Painter for his entering into an amended and restated employment agreement with us on September 30, 1999.
(5) Mr. Brisco has served as our President and Chief Executive Officer since November 4, 1999.
(6) Although earned by Mr. Brisco during the year ended December 31, 1999, this bonus was paid by us to Mr. Brisco on April 3, 2000.
(7) Mr. Murphy currently serves as our Special Counsel for Regulatory Affairs and Industry Relations.

Option Grants in Fiscal Year 1999

      The following table provides information relating to stock options awarded to the named executive officers during the fiscal year ended December 31, 1999, including the potential realizable value over the 10-year term of the options based on assumed rates of stock appreciation of 5% and 10%, beginning with a base value equal to the fair market value at the time of grant, which is equal to the exercise price, compounded annually. These assumed rates of appreciation comply with the rules of the Securities and Exchange Commission and do not represent our estimate of future stock prices. Actual gains, if any, on stock option exercises will be dependent on the future performance of our Class A common stock. In the fiscal year ended December 31, 1999, we granted options and rights to acquire up to an aggregate of 10,238,839 shares of Class A common stock to employees, consultants, directors and other persons having a business relationship with us under our 1998 Stock Plan and all at an exercise price equal to not less than the fair market value of our Class A common stock on the date of grant as determined in good faith by the board of directors. Optionees may pay the exercise price by check, note, delivery of already-owned shares of our Class A common stock or any other instrument the board will accept. Options granted under the 1998 Stock Plan generally vest at a rate of one-fourth per year. No stock appreciation rights were granted to these individuals during such year.

                                                                               Potential Realizable
                                                                                 Value at Assumed
                                           Percent of                          Annual Rates of Stock
                            Number of         Total                           Price Appreciation for
                           Securities    Options Granted Exercise                   Option Term
                           Underlying    to Employees In Price per Expiration -----------------------
Name                     Options Granted   Fiscal Year    Share       Date        5%          10%
----                     --------------- --------------- --------- ---------- ----------- -----------
Scott Painter...........      500,000          4.88%      $0.001    01/01/09  $       314 $       797
                              750,000          7.33%       0.35     06/23/09      165,085     418,357
Robert Brisco...........    1,200,000         11.72%       1.50     11/04/09    1,132,010   2,868,736
Ken Murphy..............       75,000          0.73%       0.35     06/23/09       16,508      41,836
Mark Miller.............       70,000          0.68%       0.35     06/23/09       15,408      39,047
                                1,586          0.02%       1.50     11/04/09        1,496       3,792
                               18,414          0.18%       1.50     11/04/09       17,371      44,021

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option
Values

      The following table sets forth information about the number and year-end value of exercisable and unexercisable options held by the named executive officers for the fiscal year ended December 31, 1999. The "Value Realized" on shares acquired on exercise in the fiscal year ended December 31, 1999 is based on the difference between the fair market value of the Class A common stock at December 31, 1999 ($5.00 per share) and the exercise price, while the "Value of Unexercised In-the-Money Options at December 31, 1999" is based on the difference between the initial public offering price and the exercise price.

                                                     Number of Securities            Value of
                                                    Underlying Unexercised      Unexercised In-the-
                                                          Options at             Money Options at
                           Shares                      December 31, 1999        December 31, 1999
                         Acquired on      Value    ------------------------- -------------------------
Name                      Exercise       Realized  Exercisable Unexercisable Exercisable Unexercisable
----                     -----------    ---------- ----------- ------------- ----------- -------------
Scott Painter...........  1,250,000 (1) $7,486,700      --          --           $--          $--
Robert Brisco...........  1,200,000 (2)  4,200,000      --          --            --           --
Ken Murphy..............     75,000 (3)    348,750      --          --            --           --
Mark Miller.............     71,586 (4)    331,051      --        18,414          --

--------
(1) Of these shares, as of December 31, 1999, 133,564 are subject to a right of repurchase by us at a price of $0.001 per share and 574,228 are subject to a right of repurchase by us at a price of $0.35 per share, which rights of repurchase lapse over time.
(2) Of these shares, as of December 31, 1999, 1,140,000 are subject to a right of repurchase by us at a price of $1.50 per share, which right of repurchase lapses over time.
(3) Of these shares, as of December 31, 1999, 63,750 are subject to a right of repurchase by us at a price of $0.35 per share, which right of repurchase lapses over time.
(4) Of these shares, as of December 31, 1999, 56,000 are subject to a right of repurchase by us at a price of $0.35 per share.

Incentive Stock Plans

 1998 Stock Plan

      Our 1998 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1998 Stock Plan, as amended, was adopted by our board of
directors on May 2, 2000 and approved by our stockholders in      2000.

      As of March 31, 2000 a total of 11,000,000 shares of our Class A common stock had been reserved for issuance under the 1998 Stock Plan. In addition, annual increases will be added to the 1998 Stock Plan, beginning on January 1, 2001, equal to the lesser of 7,500,000 shares, 4.5% of the outstanding shares or a lesser amount determined by our board of directors. As of March 31, 2000, options to purchase 8,205,600 shares of Class A common stock have been exercised, options to purchase 2,963,183 shares of Class A common stock were outstanding under the 1998 Stock Plan and 244,917 shares of Class A common stock were available for future grant.

 Administration

      Our board of directors or a committee of our board of directors administers the 1998 Stock Plan. The administrator of our 1998 Stock Plan has the power to determine, among other things:

    . the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

    .  the number of shares subject to each option or stock purchase right;

    .  the exercisability of each option or stock purchase right; and

    . the form of consideration payable upon the exercise of each option or stock purchase right.

 Options

      The exercise price of all incentive stock options granted under the 1998 Stock Plan must be at least equal to the fair market value of the Class A common stock on the date of grant, as determined by our board of directors. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1998 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our Class A common stock on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of such incentive stock option must not exceed five years. The term of all other options granted under the 1998 Stock Plan may not exceed ten years.

      During any fiscal year, each optionee may be granted options to purchase a maximum of 1,500,000 shares. In addition, in connection with an optionee's initial employment with us, such optionee may be granted an option covering an additional 1,500,000 shares.

      Options granted under the 1998 Stock Plan must generally be exercised within three months after the end of an optionee's status as an employee, director or consultant of CarsDirect.com, or within 12 months after an optionee's termination as a result of death or disability of the optionee, but in no event later than the expiration of the option's term.

 Transferability of Options

      Options and stock purchase rights granted under the 1998 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by such optionee.

 Stock Purchase Rights

      In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreements grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased pursuant to the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

 Adjustments upon Merger or Asset Sale

      The 1998 Stock Plan provides that in the event of a merger of CarsDirect.com with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option or right substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise such options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15-day period.

 Amendment and Termination of the 1998 Stock Plan

      The administrator will have the authority to amend, suspend or terminate the 1998 Stock Plan, so long as no such action affects any shares of common stock previously issued and sold or any option previously granted under the 1998 Stock Plan. Unless terminated sooner, the 1998 Stock Plan will terminate automatically ten years from the date of obtaining stockholder approval in
    , 2000.

 2000 Employee Stock Purchase Plan

      Our 2000 Employee Stock Purchase Plan was adopted by our board of
directors on       , 2000, and approved by our stockholders on       , 2000. A
total of 1,500,000 shares of our Class A common stock has been reserved for issuance under the 2000 Employee Stock Purchase Plan, plus annual increases beginning on January 1, 2001 equal to the lesser of 1,000,000 shares, 1.0% of the outstanding shares on such date or an amount determined by our board of directors. As of the date of this prospectus, no shares have been issued under the 2000 Employee Stock Purchase Plan.

 Structure of the 2000 Employee Stock Purchase Plan

      The 2000 Employee Stock Purchase Plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains consecutive, overlapping offering periods. The offering periods generally start on the first trading day on or after May 1 and November 1 of each year, except for the first such offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before
          .

 Eligibility

      Employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, employees may not be granted an option to purchase stock under the 2000 Employee Stock Purchase Plan if they either:

    . immediately after grant, own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

    . hold rights to purchase stock under our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

 Purchases

      The 2000 Employee Stock Purchase Plan permits participants to purchase our Class A common stock through payroll deductions of up to 15% of the participant's compensation. Compensation is defined as the participant's base straight time gross earnings, bonuses, overtime, shift premium, incentive compensation and commissions, but exclusive of other compensation. The maximum number of shares a participant may purchase during a single offering period is shares.

      Amounts deducted and accumulated by the participant are used to purchase shares of Class A common stock at the end of each offering period. The price of stock purchased under the 2000 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the Class A common stock either:

    .  at the beginning of the offering period; or

    .  at the end of the purchase period.

      Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. The Board has the power to change the ability of participants to end their participation with respect to future offerings if the change is announced prior to the scheduled beginning of the first offering period to be affected. Participation ends automatically upon termination of employment with CarsDirect.com.

 Transferability of Rights

      Rights granted under the 2000 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution, or as otherwise provided under the 2000 Employee Stock Purchase Plan.

 Merger or Asset Sale

      The 2000 Employee Stock Purchase Plan provides that, in the event we merge with or into another corporation or there is a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation or a parent or subsidiary of the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

 Amendment and Termination of the 2000 Employee Stock Purchase Plan

      The 2000 Employee Stock Purchase Plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 Employee Stock Purchase Plan, except that no such action may adversely affect any outstanding rights to purchase stock under the 2000 Employee Stock Purchase Plan.

Limitations on Liability and Indemnification Matters

      Our certificate of incorporation that we will adopt immediately prior to the closing of this offering limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    . any breach of their duty of loyalty to our company or our stockholders;

    . acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    . unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

    . any transaction from which the director derived an improper personal benefit.

      The limitations on a director or officer's liability in our certificate of incorporation do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission.

      Our certificate of incorporation, together with our restated bylaws, both of which we will adopt immediately prior to the closing of this offering, will provide that we must indemnify our directors and officers and may indemnify our other employees and agents to the fullest extent permitted by law. We believe that indemnification under our restated bylaws will cover at least negligence and gross negligence on the part of indemnified parties. Our restated bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity, regardless of whether the restated bylaws would otherwise permit indemnification. We believe that the indemnification provisions of our certificate of incorporation and restated bylaws are necessary to attract and retain qualified persons as directors and officers. We also maintain directors' and officers' liability insurance.

      We have entered into agreements to indemnify our directors, executive officers and other employees as determined by the board of directors. These agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding that may arise by reason of that person's status or service as an officer, director or employee. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

      At present we are not aware of any pending litigation or proceeding involving any director, officer, employee or agent of our company where indemnification will be required or permitted, nor are we aware of any threatened litigation or proceeding that might result in a claim for indemnification.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of our Class A common stock as of March 31, 2000, by:

    . each person or entity who is known by us to own beneficially more than 5% of our capital stock;

    .  the named executive officers;

    .  each of our directors; and

    .  all of our executive officers and directors as a group.

      Unless otherwise indicated, the address for each of the individuals or entities listed below is c/o CarsDirect.com, Inc., 10567 Jefferson Boulevard, Culver City, California 90232. Unless otherwise indicated below, and subject to the rights of any spouse under applicable community property laws, we believe that the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them.

      Percentage ownership in the table is based on 59,959,462 shares of Class
A common stock outstanding as of March 31, 2000, and      shares outstanding
immediately following the completion of this offering, assuming the underwriters' over-allotment option is not exercised and assuming the conversion of all shares of our Class B common stock and preferred stock into Class A common stock. Beneficial ownership is determined under the rules of the Securities and Exchange Commission. All shares of common stock subject to options currently exercisable or exercisable within 60 days after March 31, 2000 are deemed to be outstanding for the purpose of computing the percentage ownership of the person holding the options, but are not deemed to be outstanding for computing the percentage ownership of any other person. Entries denoted by an asterisk represent an amount less than 1%.

                                                   Percentage of Shares of
                                                     Class A Common Stock
                                 Shares of               Outstanding
                           Class A Common Stock ------------------------------
Name and Address            Beneficially Owned  Before Offering After Offering
----------------           -------------------- --------------- --------------
idealab! Holdings,
 L.L.C. (1)...............      26,234,842           43.8%
idealab! Capital
 Management I, LLC (2)....       3,777,636            6.3
Foundation Capital
 Management Co. II,
 L.L.C. (3)...............       4,637,705            7.7
Howard Morgan (4).........      26,234,842           43.8
Jim Armstrong (5).........       3,777,636            6.3
Robert Brisco (6).........       1,400,000            2.3
Glenn Fuhrman (7).........       2,606,831            4.3
Gerald Greenwald (8)......         484,484              *
Bill Gross (9)............      30,012,478           50.1
Lawrence Gross (10).......      26,234,842           43.8
Mike Malamut..............         935,586            1.6
Scott Painter (11)........       3,672,570            6.1
Roger S. Penske, Sr.......               0              *
Mark Miller (12)..........          86,190              *
Ken Murphy (13)...........          75,000              *
All directors and
 executive officers as a
 group (20 persons) (14)..

--------

 (1) The address of idealab! Holdings, L.L.C. is 130 West Union Street, Pasadena, California 91103.

 (2) Includes 694,811 shares held of record by idealab! Capital Partners I-A, LP, and 3,082,825 shares held of record by idealab! Capital Partners I-B, LP. idealab! Capital Management I, LLC is the general partner of idealab! Capital Partners I-A, LP and idealab! Capital Partners I-B, LP, and exercises voting and investment power over the shares held by those entities. The address of idealab! Capital Management I, LLC is 130 West Union Street, Pasadena, California 91103.

 (3) Includes 3,208,294 shares held of record by Foundation Capital II, L.P., 377,446 shares held of record by Foundation Capital II Entrepreneurs Fund, L.L.C., and 188,724 shares held of record by Foundation

     Capital II Principals Fund, L.L.C. Also includes 863,241 shares that certain entities affiliated with Foundation Capital Management Co. II, L.L.C. have the option to purchase from Greg Brogger and Scott Painter upon the closing of this offering, described as follows. Includes 201,450 shares that Foundation Capital II, L.P. has the option to receive from Greg Brogger in satisfaction of amounts outstanding under a Secured Promissory Note dated February 25, 1999, referred to as the first Brogger option agreement; 23,700 shares that Foundation Capital II Entrepreneurs Fund, L.L.C. has the option to purchase from Greg Brogger under the first Brogger option agreement; 11,850 shares that Foundation Capital II Principals Fund, L.L.C. has the option to purchase from Greg Brogger under the first Brogger option agreement. Includes 304,300 shares that Foundation Capital II, L.P. has the option to receive from Scott Painter in satisfaction of amounts outstanding under a Secured Promissory Note dated February 25, 1999, referred to as the first Painter option agreement; 35,800 shares that Foundation Capital II Entrepreneurs Fund, L.L.C. has the option to purchase from Scott Painter under the first Painter option agreement; 17,900 shares that Foundation Capital II Principals Fund, L.L.C. has the option to purchase from Scott Painter under the first Painter option agreement. Includes 82,081 shares that Foundation Capital II, L.P. has the option to receive from Greg Brogger in satisfaction of amounts outstanding under a Secured Promissory Note dated April 28, 1999, referred to as the second Brogger option agreement; 9,657 shares that Foundation Capital II Entrepreneurs Fund, L.L.C. has the option to purchase from Greg Brogger under the second Brogger option agreement; 4,829 shares that Foundation Capital II Principals Fund, L.L.C. has the option to purchase from Greg Brogger under the second Brogger option agreement. Includes 145,923 shares that Foundation Capital II, L.P. has the option to receive from Scott Painter in satisfaction of amounts outstanding under a Secured Promissory Note dated April 28, 1999, referred to as the second Painter option agreement; 17,167 shares that Foundation Capital II Entrepreneurs Fund, L.L.C. has the option to purchase from Scott Painter under the second Painter option agreement; 8,584 shares that Foundation Capital II Principals Fund, L.L.C. has the option to purchase from Scott Painter under the first Painter option agreement. The address of Foundation Capital Management Co. II, L.L.C. is 70 Willow Road, Suite 200, Menlo Park, California 94025.

 (4) Represents 26,234,842 shares held of record by idealab! Holdings, L.L.C. Dr. Morgan is an officer and director of idealab!, the parent of idealab! Holdings, L.L.C., and exercises voting and investment power over shares held by that entity. Dr. Morgan disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (5) Represents 3,777,636 shares held of record by entities affiliated with idealab! Capital Management I, LLC. Mr. Armstrong is a Managing Director of idealab! Capital Management I, LLC and exercises voting and investment control over shares beneficially held by that entity. Mr. Armstrong disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (6) Includes shares subject to a right of repurchase by CarsDirect.com as of March 31, 1999, which right of repurchase lapses over a four-year period. Also includes 200,000 shares that Mr. Brisco is entitled to acquire upon exercise of a warrant dated November 4, 1999.

 (7) Represents shares held of record by entities affiliated with MSD Capital, L.P., including 429,184 shares held of record by Black Marlin Investments, LLC, 1,748,463 shares held of record by MSD Portfolio, L.P.-Investments and 429,184 shares held of record by Vermeer Investments, LLC. Mr. Fuhrman is a Managing Principal of MSD Capital, L.P. and exercises voting and investment control over shares beneficially held by that entity. Mr. Fuhrman disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (8) Includes 484,484 shares held of record by GBJ Holdings, LLC. Mr. Greenwald is a Managing Member of GBJ Holdings, LLC and exercises voting and investment control over shares held by that entity. Also includes 171,329 shares that GBJ Holdings, LLC is entitled to acquire upon conversion of the principal amount of a convertible subordinated promissory note dated September 28, 1999. Mr. Greenwald disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

 (9) Represents 26,234,842 shares held of record by idealab! Holdings, L.L.C. and 3,777,636 shares held of record by entities affiliated with idealab! Capital Management I, LLC. Mr. Bill Gross is a Managing Member of idealab! Holdings, L.L.C. and a Managing Director of idealab! Capital Management I, LLC and exercises voting and investment power over shares held by those entities. Mr. Gross disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(10) Represents 26,234,842 shares held of record by idealab! Holdings, L.L.C. Mr. Lawrence Gross is an officer and director of idealab!, the parent of idealab! Holdings, L.L.C., and exercises voting and investment power over shares held by that entity. Mr. Gross disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(11) Includes 634,518 shares held of record by Scott Painter, L.P. and 634,517 shares held of record by Scott Painter II, L.P. Mr. Painter is a general partner of Scott Painter L.P. and Scott Painter II, L.P. and exercises voting and investment control over shares held by those entities. Includes shares that are subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period.

(12) Includes shares under outstanding stock options that are currently exercisable or exercisable within 60 days of March 31, 2000, some of which shares, if purchased, would be subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period. Includes shares that are subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period.

(13) Includes shares that are subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period.

(14) Includes shares under outstanding stock options that are currently exercisable or exercisable within 60 days of March 31, 2000, some of which shares, if purchased, would be subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period. Includes shares that are subject to repurchase by us as of March 31, 2000, which repurchase right lapses over a four-year period.

                           RELATED PARTY TRANSACTIONS

      Since our formation in October 1998, there has not been, nor is there any proposed transaction where we were or will be a party in which the amount involved exceeded or will exceed $60,000 and in which any director, executive officer, holder of more than 5% of any class of our voting securities, or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than the compensation agreements and other agreements and transactions that are described in the section entitled "Management" and the transactions described below.

Equity Transactions

      1. We have raised capital primarily through the sale of our stock. In connection with our financing activities, we issued shares of our capital stock to certain investors who are members of our board of directors, our executive officers or who beneficially own more than 5% of our capital stock or whose principals are members of our board of directors or any immediate family member of any of the foregoing. These transactions and relationships are described below.

    a. On October 9, 1998, we issued 1,000 shares of Class A common stock at a per share price of $0.001 to idealab! Investments, L.L.C., which shares are now held by idealab! Holdings, L.L.C., its affiliate.

    b. In November 1998, we issued a total of 10,000,000 shares of Series A preferred stock at a purchase price of $0.01 per share to idealab! Investments, L.L.C, which shares are now held by idealab! Holdings, L.L.C., its affiliate.

    c. In January 1999, February 1999 and April 1999, we issued a total of 9,558,571 shares of Series B preferred stock to various investors at a purchase price of $0.77 per share. Of the total number of shares of Series B preferred stock issued:

     . 3,246,753 shares were issued to entities affiliated with Foundation Capital Management Co. II, L.L.C.;

     . 3,246,753 shares were issued to entities affiliated with idealab! Capital Management I, LLC;

     . 552,805 shares were issued to Scott Painter, a member of our board of directors and our former Chief Executive Officer and President; and

     . 11,000 were issued to Ari Wasserman, our Vice President of Business Development.

    d. In May 1999 and September 1999, we issued a total of 9,757,523 shares of Series C preferred stock to various investors at a purchase price of $2.33 per share and $2.67 per share, respectively. Of the total number of shares of Series C preferred stock issued:

     . 2,575,106 shares were issued to entities affiliated with MSD Capital, L.P., whose Managing Principal, Glenn Fuhrman, is a member of our board of directors;

     . 515,021 shares were issued to entities affiliated with Foundation Capital Management Co. II, L.L.C.;

     . 191,011 shares were issued to GBJ Holdings, LLC, whose Managing Member is Gerald Greenwald, a member of our board of directors;

     . 515,021 shares were issued to entities affiliated with idealab! Capital Management I, LLC;

     .  2,575,107 shares were issued to idealab! Holdings, L.L.C.;

     .  300,730 shares were issued to Scott Painter;

     . 6,000 were issued to Larry Tchamkertenian, our Executive Vice President of Sales and Operations; and

     .  1,001 were issued to Ari Wasserman.

    e. Between October 1999 and May 2000, we issued a total of 18,433,955 shares of Series D preferred stock to various investors at a purchase price of $15.76 per share. Of the total number of shares of Series D preferred stock issued:

     . 12,690 shares were issued to entities affiliated with Foundation Capital Management Co. II, L.L.C.;

     . 15,862 shares were issued to entities affiliated with idealab! Capital Management I, LLC;

     .  11,603,735 shares were issued to idealab! Holdings, L.L.C.;

     .  31,725 shares were issued to an entity affiliated with MSD
        Capital, L.P.;

     . 1,269,035 shares were collectively issued to Scott Painter, Scott Painter, L.P. and Scott Painter II, L.P., entities beneficially owned by Mr. Painter;

     . 10,000 shares were issued to Mark Miller, our Vice President of Dealer and Industry Relations;

     . 5,000 shares were issued to Randolph E. Bucklin and Christine B. Bucklin, Trustees of the Bucklin Family Revocable Trust U/A DTD 11-27-96, which is beneficially owned by Christine Bucklin, our Chief Operating Officer;

     . 6,345 shares were issued to Eugene Schutt, our Executive Vice President, Financial Services Division and the Chief Executive Officer of CD1Financial, our subsidiary;

     .  3,173 shares were issued to Frederick G. Silny, our Chief
        Financial Officer;

     .  122,144 shares were issued to GBJ Holdings, LLC; and

     .  1,078,682 shares were issued to UnitedAuto Group, Penske
        Automotive Group and certain affiliated and associated companies.

    f. In December 1999, we issued a total of 2,050,000 shares of Class B common stock to idealab! Holdings, L.L.C. at a purchase price of $17.34 per share.

      With respect to the above stock issuances, shares issued to idealab! Investments, L.L.C. currently are held by idealab! Holdings, L.L.C., which is the beneficial owner of more than 5% of our outstanding capital stock, and Bill Gross, the Managing Member of idealab! Holdings, L.L.C., Howard Morgan and Lawrence Gross, officers and directors of idealab!, the parent of idealab! Holdings, L.L.C., serve on our board of directors. idealab! Capital Management I, LLC is the beneficial owner of more than 5% of our outstanding capital stock, and Bill Gross and Jim Armstrong, Managing Directors of idealab! Capital Management I, LLC, serve on our board of directors. Foundation Capital is the beneficial owner of more than 5% of our outstanding capital stock. UnitedAuto Group and Penske Automotive Group are affiliates of Roger S. Penske, Sr., a member of our board of directors.

      2. Pursuant to a Series C Preferred Stock and Note Purchase Agreement dated September 28, 1999, CarsDirect.com issued to GBJ Holdings, LLC, an entity whose Managing Member, Gerald Greenwald, serves on our board of directors, a convertible subordinated promissory note, dated September 28, 1999, in the initial principal amount of $490,000. The note earns interest at a rate of 3% per year. Both principal and accrued interest are convertible, upon certain events, into shares of Class A common stock or Series C preferred stock. The initial principal amount of the note is convertible into 171,329 such shares. The note terminates at the earlier of (i) September 28, 2003 or (ii) the date the holder's designee ceases to be a director of CarsDirect.com by virtue of his resignation or decision not to stand for re-election.

      3. On November 15, 1999, we issued to Eugene Schutt, the Chief Executive Officer of CD1Financial, our subsidiary, 13,655 shares of Class A common stock in exchange for his services rendered to CarsDirect.com valued at $20,483.

Employment Agreements

      We have entered into employment agreements with certain of our executive officers. These agreements are described below:

      1. In January 1999, we entered into an at-will employment agreement with Scott Painter to serve as our President and Chief Executive Officer. In September 1999, we amended and restated the employment agreement with Mr. Painter to provide that he serve as our President and Chief Executive Officer only until a replacement Chief Executive Officer officially began his duties. Thereafter, Mr. Painter would serve as our Vice Chairman and Co-Founder at an initial annual base salary of $165,000. Mr. Painter also received a signing bonus of $75,000. The at-will employment agreement provides that, if this offering becomes effective on or before June 30, 2000, and Mr. Painter has remained a member of our board of directors through June 30, 2000 or was removed from the board of directors without cause on or prior to June 30, 2000, he will receive a bonus of $165,000. On October 20, 1998, we granted Mr. Painter an option to purchase 300,000 shares of Class A common stock. This option became fully vested as of the date of the amended and restated employment agreement. On February 8, 1999, we granted Mr. Painter a second option to purchase 500,000 shares of Class A common stock. Fifty percent of the then unvested shares vested as of November 4, 1999, and the remaining unvested shares vest over a three-year period commencing on November 4, 1999. Upon a change in control of CarsDirect.com, this second option will become vested as to 50% of the then unvested shares immediately prior to such change in control. On June 23, 1999, we granted Mr. Painter a third option to purchase 750,000 shares of Class A common stock. Twenty percent of the unvested shares vested on November 4, 1999, and the remaining unvested shares vest on a pro rata daily basis through June 23, 2003. Although the agreement provides that Mr. Painter's employment is at-will, if Mr. Painter is terminated as Co-Founder without cause, he is entitled to severance payments equal to his base salary for nine months. If Mr. Painter is removed from the board of directors prior to the effectiveness of this registration statement or is not nominated by the board for re-election thereafter, 50% of Mr. Painter's then unvested options will then become fully vested and exercisable.

      2. Gregory Brogger became employed by us in January 1999. Mr. Brogger's employment agreement, dated January 27, 1999, provided that he would serve as our Chief Operating Officer. There was no specified term in the contract, and it expressly provided that his employment was at will. Under the employment agreement, Mr. Brogger's annual salary was $85,000 per year. Mr. Brogger also was eligible for an annual cash bonus at the discretion of the board of directors. The employment agreement provided that Mr. Brogger was to be granted a stock option in 500,000 shares of our Class A common stock. Under the agreement, the option was to vest as to 100,000 shares on the date of the grant and as to 100,000 shares on each anniversary date of the grant thereafter. In the event of a change in our control or Mr. Brogger's termination without cause, the agreement provided that 50% of Mr. Brogger's unvested shares subject to the option would be fully vested and exercisable. In addition, the employment agreement provided Mr. Brogger with the right to purchase shares at each round of financing to maintain his percentage ownership interest in us. On or about September 2, 1999, we terminated Mr. Brogger from any position he held with us. In so doing, we terminated Mr. Brogger's employment agreement. Mr. Brogger contends that he entered into an employment agreement with CD1Financial on June 4, 1999. We, as well as CD1Financial, maintain that this agreement was not effective and not enforceable.

      3. In June 1999, we entered into an at-will employment agreement with Frederick G. Silny to serve as our Chief Financial Officer, commencing on June 21, 1999. The agreement provides that Mr. Silny will receive an initial annual base salary of $150,000, with a discretionary annual bonus set by the board of directors. Mr. Silny received an option to purchase up to 401,606 shares of Class A common stock. The option grant is subject to a vesting period of four years. Pursuant to the employment agreement, Mr. Silny also received warrants to purchase up to 100,000 shares of Class A common stock. Upon a change of control or an involuntary termination within twelve months following the appointment of a new President or Chief Executive Officer, fifty percent of Mr. Silny's unvested options will vest.

      4. In November 1999, we entered into a three-year employment agreement with Robert Brisco, as amended by a letter agreement between us and Mr. Brisco dated November 12, 1999, to serve as our Chief

Executive Officer, commencing November 4, 1999. The agreement provides that
Mr. Brisco will receive an initial annual base salary of $95,000, with a discretionary annual bonus based upon the achievement of milestones established by the board of directors. Mr. Brisco's annual base salary will be increased to $150,000 on November 4, 2000 and to $250,000 upon the effectiveness of this registration statement. In addition, Mr. Brisco received a signing bonus of $400,000 and will receive a bonus of $250,000 upon the effectiveness of this registration statement. Mr. Brisco received an option to purchase up to 1,200,000 shares of Class A common stock and a warrant to purchase up to 200,000 shares of Series D preferred stock. The option and the warrant are subject to a vesting period of four years; provided, however, that upon the effectiveness of this registration statement, the option to purchase up to 1,200,000 shares of Class A common stock shall vest as to an additional
94,200 shares. The warrant is exercisable at any time on or before November 4, 2004. In the event Mr. Brisco is terminated other than for cause during the first year of employment, he will be entitled to receive (i) nine months base salary, (ii) company-paid COBRA coverage until the earlier of nine months following the date of his termination or the date upon which Mr. Brisco and his dependents become covered under another employer's welfare benefit plans and
(iii) accelerated vesting with respect to 35% of the shares subject to his options. If Mr. Brisco is terminated other than for cause following the first year of his employment (except during the one-year period following a change in our control), Mr. Brisco will be entitled to the same benefits as if the termination occurred within the first year of his employment, except that he will be entitled to accelerated vesting with respect to that number of shares that would have vested had he remained employed with us through the end of our next fiscal quarter (but in no event less than 35%). If within one year following a change in our control (as defined in the employment agreement) Mr. Brisco is terminated by us without cause or by Mr. Brisco within 60 days following the occurrence of a constructive termination (as defined in the employment agreement), Mr. Brisco will be entitled to the same benefits as if the termination occurred within the first year of his employment, except that he will be entitled to accelerated vesting with respect to 50% of the then unvested shares subject to his options.

      5. In November 1999, we entered into a four-year employment agreement with Christine Bucklin to serve as our Chief Operating Officer, commencing on November 4, 1999. The agreement provides that Ms. Bucklin will receive an initial annual salary of $150,000. Ms. Bucklin's annual salary will be increased to $187,500 upon the effectiveness of this registration statement. In addition, Ms. Bucklin received an option to purchase up to 500,000 shares of our Class A common stock. Ms. Bucklin will also receive an option to purchase up to 25,000 shares of Class A common stock each of the four fiscal quarters following November 4, 1999 based on quarterly milestones established by the Chief Executive Officer. All of the option grants are subject to a vesting period of four years; provided, however, that upon the effectiveness of this registration statement, the option to purchase up to 500,000 shares of Class A common stock shall vest as to an additional 39,250 shares. In the event
Ms. Bucklin is terminated other than for cause during the first year of employment, she will be entitled to receive (i) nine months base salary,
(ii) company-paid COBRA coverage until the earlier of nine months following the date of her termination or the date upon which Ms. Bucklin and her dependents become covered under another employer's welfare benefit plans and (iii) accelerated vesting with respect to 35% of the shares subject to her options. If Ms. Bucklin is terminated other than for cause following the first year of her employment (except during the one year period following a change in our control), Ms. Bucklin will be entitled to the same benefits as if the termination occurred within the first year of her employment, except that she will be entitled to accelerated vesting with respect to that number of shares that would have vested had she remained employed with us through the end of our next fiscal quarter (but in no event less than 35%). If within one year following a change in our control (as defined in the employment agreement)
Ms. Bucklin is terminated by us without cause or by Ms. Bucklin within 60 days following the occurrence of a constructive termination (as defined in the agreement), Ms. Bucklin will be entitled to the same benefits as if the termination occurred within the first year of her employment, except that she will be entitled to accelerated vesting with respect to 50% of the then unvested shares subject to her options.

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

Indebtedness of Management

      Listed below are descriptions of all indebtedness of our directors and executive officers to us. Unless otherwise indicated, all amounts remain outstanding.

      1. On December 28, 1998, Scott Painter, our director and our former Chief Executive Officer and President, issued a promissory note to us in the initial principal amount of $300 as payment for the exercise of options to purchase 300,000 shares of Class A common stock at $0.001 per share. The note was paid in full by Mr. Painter on October 26, 1999.

      On January 1, 1999, Mr. Painter issued a promissory note to us in the initial principal amount of $75,000 in return for a cash loan from us in that amount. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on January 1, 2001, subject to acceleration upon Mr. Painter's no longer being an employee, director or consultant to us. The note is secured by 75,000 shares of Class A common stock owned by Mr. Painter.

      On April 27, 1999, Mr. Painter issued a promissory note to us in the initial principal amount of $500 as payment for the exercise of options to purchase 500,000 shares of Class A common stock at $0.001 per share. The note earns interest at a rate of 5.21% per year, compounded semiannually. Principal and interest are due and payable on April 27, 2004, subject to acceleration upon Mr. Painter's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      On August 3, 1999, Mr. Painter issued a promissory note to us in the initial principal amount of $262,500 as payment for the exercise of options to purchase 750,000 shares of Class A common stock at $0.35 per share. The note earns interest at a rate of 6.08% per year, compounded semiannually. Principal and interest are due and payable on August 3, 2004, subject to acceleration upon Mr. Painter's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      The maximum amount of Mr. Painter's indebtedness to us at any time was $338,300.

      2. On June 23, 1999, Frederick G. Silny, our Chief Financial Officer and Secretary, issued a promissory note to us in the initial principal amount of $140,562 as payment for the exercise of options to purchase 401,606 shares of Class A common stock at $0.35 per share. The note earns interest at a rate of 5.30% per year, compounded semiannually. Principal and interest are due and payable on June 23, 2004, subject to acceleration upon Mr. Silny's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      3. On August 11, 1999, Gerald Popek, our Chief Technology Officer, issued a promissory note to us in the initial principal amount of $122,500 as payment for the exercise of options to purchase 350,000 shares of Class A common stock at $0.35 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on August 31, 2003, subject to acceleration upon Dr. Popek's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      On September 1, 1999, Dr. Popek issued a promissory note to us in the initial principal amount of $25,000 in return for a cash loan from us. The note earns interest at a rate of 6.00% per year and is due and payable on the earlier of the termination of Dr. Popek's employment with us or August 19, 2004. The note is a full recourse note, secured by 2,500 shares of Class A common stock owned by Dr. Popek.

      On November 8, 1999, Dr. Popek issued a promissory note to us in the initial principal amount of $37,500 in return for a cash loan from us. The note earns interest at a rate of 6.00% per year and is due and payable on the earlier of the termination of Dr. Popek's employment with us or August 19, 2004. The note is a full recourse note, secured by 3,750 shares of Class A common stock owned by Dr. Popek.

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

      The maximum amount of Dr. Popek's indebtedness to us at any time was $185,000.

      4. On September 18, 1999, Eugene Schutt, our Executive Vice President, Financial Services Division and Chief Executive Officer of CD1Financial, issued a promissory note to us in the initial principal amount of $750,000 as payment for the exercise of options to purchase 500,000 shares of Class A common stock at $1.50 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on September 18, 2003, subject to acceleration upon Mr. Schutt's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      5. On November 4, 1999, Christine Bucklin, our Chief Operating Officer, issued a promissory note to us in the initial principal amount of $750,000 as payment for the exercise of options to purchase 500,000 shares of Class A common stock at $1.50 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on November 4, 2003, subject to acceleration upon Ms. Bucklin's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      On March 13, 2000, Ms. Bucklin issued a promissory note to us in the initial principal amount of $255,000. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on the earlier of March 13, 2005 or 12 months after the date that Ms. Bucklin ceases to be an employee, director or consultant to us. The note is a full recourse note, secured by 200,000 shares of the common stock of idealab!.

      On March 13, 2000, Ms. Bucklin issued an additional promissory note to us in the initial principal amount of $261,211. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on the earlier of March 13, 2005 or 12 months after the date that Ms. Bucklin ceases to be an employee, director or consultant to us. The note is a full recourse note, secured by 200,000 shares of the common stock of idealab!.

      On March 2, 2000, Ms. Bucklin issued a promissory note to us in the initial principal amount of $150,000 as payment for the exercise of options to purchase 25,000 shares of Class A common stock at $6.00 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on March 2, 2004, subject to acceleration upon Ms. Bucklin's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      The maximum amount of Ms. Bucklin's indebtedness to us at any time was $1,416,211.

      6. On November 5, 1999, Robert Brisco, our President, Chief Executive Officer and director, issued a promissory note to us in the initial principal amount of $1.8 million as payment for the exercise of options to purchase 1,200,000 shares of Class A common stock at $1.50 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on November 5, 2003, subject to acceleration upon Mr. Brisco's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

      7. On November 15, 1999, Neil Kaplan, our Vice President of Strategy and Business Planning, issued a promissory note to us in the initial principal amount of $157,500 as payment for the exercise of options to purchase 105,000 shares of Class A common stock at $1.50 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on November 15, 2003. If Mr. Kaplan ceases to be an employee, director or consultant to us, principal and interest are due and payable within 120 days after the termination date, unless we have not had an initial public offering upon the date of termination, in which case principal and interest are due and payable 18 months after the termination date. The note is secured by these shares of Class A common stock.

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

      8. On March 2, 2000, Lynn Walsh, our General Counsel, issued a promissory note to us in the initial principal amount of $624,000 as payment for the exercise of options to purchase 104,000 shares of Class A common stock at $6.00 per share. The note earns interest at a rate of 6.00% per year, compounded semiannually. Principal and interest are due and payable on March 2, 2004, subject to acceleration upon Ms. Walsh's no longer being an employee, director or consultant to us. The note is secured by these shares of Class A common stock.

Transactions with Promoters

      idealab! may be deemed to be our promoter. Below are all transactions between CarsDirect.com and each of idealab!, idealab! Holdings, L.L.C., an affiliate of idealab!, and idealab! Investments, L.L.C, an affiliate of idealab!, from our inception until the present.

      1. From inception of our business until April 1999, we rented office space from idealab!, paying an aggregate rental payment of $17,240. From inception of our business until April 1999, idealab! also provided us with management services, such as payroll and benefits administration, facilities management and accounting services. idealab! continues to provide management consulting services to us.

      2. In October 1998, we issued a total of 1,000 shares of Class A common stock to idealab! Investments, L.L.C., at a purchase price of $0.001 per share, which shares are now held by idealab! Holdings, L.L.C.

      3. In November 1998, we issued a total of 10,000,000 shares of Series A preferred stock to idealab! Investments, L.L.C., at a purchase price of $0.01 per share, which shares are now held by idealab! Holdings, L.L.C.

      4. In May 1999, we issued a total of 2,576,108 shares of Series C preferred stock to idealab! Holdings, L.L.C., at a purchase price of $2.33 per share.

      5. In October 1999, we issued a total of 4,758,882 shares of Series D preferred stock to idealab! Holdings, L.L.C., at a purchase price of $15.76 per share. On October 27, 1999, idealab! Holdings, L.L.C. issued to CarsDirect.com a Promissory Note in the initial principal amount of $65.0 million as payment for its purchase of Series D preferred stock. This promissory note was paid in full by idealab! Holdings, L.L.C. on January 25, 2000.

      6. In November 1999, we issued a total of 4,758,883 shares of Series D preferred stock to idealab! Holdings, L.L.C., at a purchase price of $15.76 per share.

      7. In December 1999, we issued a total of 2,050,000 shares of Class B common stock to idealab! Holdings, L.L.C., at a purchase price of $17.34 per share. In connection with this purchase of Class B common stock by idealab! Holdings, L.L.C., we entered into a Stockholder Agreement with idealab! Holdings, L.L.C. and idealab!, its affiliate, on December 30, 1999, which provides, among other things that:

    . idealab! Holdings, L.L.C. and certain parties related to idealab! Holdings, L.L.C. will not, directly or indirectly, acquire or beneficially own our voting securities or authorize or make a tender offer, exchange offer or other offer therefor, if as a result of such acquisition or beneficial ownership, idealab! and certain parties related to idealab! Holdings, L.L.C. would own or control in excess of 66% of the votes of our outstanding capital stock; and

    . until the earlier of December 30, 2001 or 18 months following the closing of this offering, idealab! Holdings, L.L.C. and certain parties related to idealab! Holdings, L.L.C. will not, directly or indirectly, sell, transfer, pledge, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, any of our capital securities other than (i) to us, (ii) to certain parties related to idealab! Holdings, L.L.C., (iii) in connection with a change in our control approved in accordance with our certificate of incorporation, or (iv) for pledges of securities as collateral in connection with certain lending transactions.

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

      8. In December 1999, we issued a total of 2,085,970 shares of Series D preferred stock to idealab! Holdings, L.L.C., at a purchase price of $15.76 per share.

Other Transactions

      1. In April 1999, we entered into an agreement with Autoland, Inc. pursuant to which Autoland provided us office space, training and other resources, including the services of certain Autoland employees, computers, phones, manuals, sales materials and software reasonably necessary to service our customers. In exchange, we reimbursed Autoland the salaries of the Autoland employees rendering services to us and the out-of-pocket expenses that Autoland incurred in connection with the other resources described above. As of March 31, 2000, we have reimbursed Autoland an aggregate of $670,653. In addition, Autoland agreed to utilize its relationships with dealerships to assist us in procuring automobiles to fill our customer orders. As of October 31, 1999, we were no longer receiving services from Autoland pursuant to this agreement. Pursuant to the terms of the agreement and the consulting agreement described below, we issued 50,000 shares of our Class A common stock to Ron Frey, an officer of Autoland, and 989,540 shares of our Class A common stock to Michael Malamut, the president of Autoland and a member of our board of directors. Under this agreement, we are prohibited from intentionally marketing to, developing or entering contractual relationships with, providing Web site designs for or permitting hypertext links to credit unions or certain affinity groups until April 2001. Reciprocally, Autoland is prohibited from intentionally marketing to, developing or entering contractual relationships with, providing Web site designs for or permitting hypertext links to entities other than credit unions or affinity groups until April 2001. In November 1999, we amended this agreement to permit each of the parties to enter into up to three contractual relationships that would otherwise be prohibited by the agreement.

      In connection with our April 1999 agreement with Autoland, we also entered into a consulting agreement with Michael Malamut, which provided that Mr. Malamut would provide us consulting services in exchange for the shares of Class A common stock issued to him. This consulting agreement has terminated.

      2. On June 21, 1999, we issued to Frederick G. Silny, our Chief Financial Officer and Secretary, two warrants to purchase up to an aggregate 100,000 shares of Class A common stock at an exercise price of $2.33 per share. At a November 4, 1999 meeting of the board of directors, the board amended these warrants to permit Mr. Silny to exercise them prior to this offering. On November 14, 1999, Mr. Silny exercised these warrants in full. Pursuant to the amendment, 50,000 of the 100,000 shares purchased by Mr. Silny remain subject to repurchase by us until the completion of this offering.

      3. On October 20, 1999, we issued to Eugene Schutt, our Executive Vice President, Financial Services Division and Chief Executive Officer of CD1Financial, a convertible promissory note in the initial principal amount of $100,000 in exchange for services rendered, which accrued interest at a rate of 6.00% per year, compounded annually. According to the terms of the convertible promissory note, on October 27, 1999, we paid off all principal and interest then accrued by issuing 6,345 shares of Series D preferred stock to Mr. Schutt.

      4. On November 4, 1999, we issued to Robert Brisco, our President and Chief Executive Officer, a warrant to purchase up to 200,000 shares of Series D preferred stock at an exercise price of $15.76. The warrant terminates on November 4, 2004.

      5. On January 13, 2000, we issued to Lynn Walsh, our General Counsel, a warrant to purchase up to 100,000 shares of Series D preferred stock at an exercise price of $15.76. The warrant terminates on January 13, 2004.

      6. In May 2000, we entered into an agreement with Penske Automotive Group, Inc. and UnitedAuto Group, Inc. providing for automobile sourcing and other services. As consideration, we have granted UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies warrants to purchase an aggregate of 7,939,339 shares of our Series D preferred stock at an exercise price of $15.76 per share. Separately, we sold to these entities and to certain affiliated and associated entities 1,078,682 shares of

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

Series D Preferred stock at $15.76 per share, or a total of $17.0 million. Roger S. Penske, Sr., the Chairman of the Board of Directors of UnitedAuto Group and Chairman of the Board and Chief Executive Officer of Penske Corporation, the parent of Penske Automotive Group, is a member of our board of directors.

      7. In July 1999, we issued an employment offer letter to Gerald Popek, our Chief Technology Officer. Pursuant to the terms of that offer letter, we recommended that our board of directors approve an installment loan to Dr. Popek in the amount of $125,000 at an annual interest rate of 6.00%. The initial $25,000 installment was to be paid upon the commencement of Dr. Popek's employment with us, and the remaining four installments of $25,000 were to be paid quarterly thereafter. The offer letter provides that, if we have not filed a registration statement for the initial public offering of our Class A common stock prior to July 19, 2000, we will loan Dr. Popek an additional $125,000 installment loan upon the same terms in five quarterly installments, provided that, upon the filing of such a registration statement, we have no obligation to continue paying installments under such loan. Upon termination of Dr. Popek's employment with us, all principal and interest then accrued will be due and payable.

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

                          DESCRIPTION OF CAPITAL STOCK

      The following description of our capital stock and the provisions of our certificate of incorporation and restated bylaws that are to be adopted immediately prior to the closing of this offering are only summaries and are qualified by reference to our certificate of incorporation and restated bylaws that will be filed as exhibits to the registration statement of which this prospectus forms a part. Our authorized capital stock consists of
shares of common stock, $0.001 par value per share, and         shares of
preferred stock, $0.001 par value per share. As of May 15, 2000, our outstanding shares are set forth in the table below:

                                                                     Number of
                                                        Outstanding Shareholders
                                                          Shares     of Record
                                                        ----------- ------------
Total common stock
  Class A.............................................. 11,238,095      231
  Class B..............................................  2,050,000        1
Total preferred stock
  Series A............................................. 10,000,000        1
  Series B.............................................  9,558,571       22
  Series C.............................................  9,757,523       54
  Series D............................................. 18,433,955       90

      Each of the shares of preferred stock outstanding prior to this offering will automatically convert on a one-to-one basis into shares of Class A common stock upon consummation of this offering.

Common Stock

      The shares of Class A common stock and Class B common stock are identical in all respects, except for voting rights, certain dividend rights and conversion rights, as described below.

      Voting Rights. Each holder of outstanding Class A common stock is entitled to one vote per share on all matters submitted to a vote of our stockholders, including the election of directors, and, except as described below, each share of Class B common stock entitles the holder to twenty votes on those matters. Except as required by applicable law, holders of the Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of our stockholders. There is no cumulative voting in the election of directors.

      We have entered into a stockholders' agreement with idealab! Holdings, L.L.C., the sole holder of our Class B common stock, that restricts its, together with certain of its affiliates', ability to acquire or control in excess of 66% of the total number of votes entitled to vote in the election of our board of directors, and their respective ability to dispose of any shares of our capital stock earlier than 18 months after the closing of this offering.

      Dividends, Distributions and Stock Splits. Except for dividends of Class A common stock, which shall be payable only to the holders of Class A common stock, holders of Class A common stock or Class B common stock are entitled to receive dividends out of assets legally available therefor at the same rate, at the same time and in the same amounts as our board of directors may from time to time determine.

      The Class A common stock may not be subdivided or combined in any manner unless the other class is subdivided or combined in the same proportion.

      Conversion. The shares of Class A common stock are not convertible. The shares of Class B common stock are convertible into Class A common stock, in whole or in part, at any time and from time to time at the option of the holder, on the basis of one share of Class A common stock for each share of Class B common stock converted. Each share of Class B common stock would also automatically convert into one share of Class A common stock upon the sale or transfer of the share of Class B common stock by the initial holder thereof, other than to a person or entity controlled by or affiliated with the initial holder. Additionally, each share of Class B common stock would automatically convert into one share of Class A common stock upon the failure of the initial holder together with certain of its affiliates to maintain ownership of at least 20% of our outstanding capital stock. The holder of Class B common stock would have, upon conversion of its shares of Class B common stock into Class A common stock, one vote per share of Class A common stock held on all matters submitted to a vote of our stockholders.

      Liquidation. In the event we dissolve, liquidate or wind up our affairs, whether voluntarily or involuntarily, after payment of our debts, other liabilities and preferential payments to preferred stockholders, our remaining assets will be distributed ratably among the holders of the Class A common stock and the Class B common stock, treated as a single class.

      All shares of Class B common stock outstanding are fully paid and nonassessable, and all of the shares of Class A common stock to be outstanding upon completion of this offering will be fully paid and nonassessable.

Preferred Stock

      Upon the completion of this offering, all outstanding shares of preferred stock will be converted automatically on a one-to-one basis into shares of Class A common stock. However, following this conversion, under our certificate of incorporation, the board of directors will have the authority, without action by the stockholders, to designate and issue additional preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, these effects might include:

    .  restricting dividends on the common stock;

    .  diluting the voting power of the common stock;

    .  impairing the liquidation rights of the common stock; and

    . delaying or preventing a change in control of our company without further action by the stockholders.

      We have no present plans to issue any shares of preferred stock.

Warrants

      As of May 15, 2000, we had issued warrants outstanding to purchase a total of 2,095,970 shares of Class A common stock and 8,239,339 shares of Series D preferred stock.

Convertible Promissory Notes

      As of May 15, 2000, we had outstanding one convertible subordinated promissory note to GBJ Holdings, LLC in the initial principal amount of $490,000, the principal amount of which is convertible into 171,329 shares of Class A common stock or Series C preferred stock.

Registration Rights

      Pursuant to the Fourth Amended and Restated Investor Rights Agreement, referred to as the Rights Agreement, the holders of 47,750,049 shares of Class A common stock issued upon conversion of our Series A preferred stock, Series B preferred stock, Series C preferred stock, Series D preferred stock, and upon the exercise by Bank One, N.A., Ohio of its warrant to purchase up to 2,085,970 shares of Class A common stock have the following rights. The holders of at least 50% of the then-outstanding registrable securities issued upon conversion of the preferred stock may require on two separate occasions that we register their shares for public resale. We are not required to effect (1) more than two such registrations pursuant to demand registration rights; (2) a registration prior to one year after the effective date of this offering; (3) a registration during 180 days after any other registration statement has been filed or has been declared effective; or (4) within twelve months after effecting a prior registration pursuant to these registration rights. In the event that we elect to register any of our shares of Class A common stock for our own account or the account of any party to the Rights Agreement, the holders of registrable securities issued upon conversion of the preferred stock are entitled to include their shares of Class A common stock in the registration, although we may reduce the number of shares proposed to be registered in view of market conditions. The holders of at least 50% of the then-outstanding registrable securities issued upon conversion of the preferred stock may require on one occasion in any twelve-month period that we register their shares for public resale on Form S-3, if the value of the securities to be registered is at least $3.0 million. All such registration rights will terminate upon the earlier of the fourth anniversary following the effective date of this offering or, with respect to each holder of registrable securities issued upon conversion of the preferred stock, at such time as the holder is able to sell all such securities under Rule 144 during any 90-day period.

      In addition, Penske Internet Capital Group, L.L.C., UnitedAuto Group and HAC II, Inc. are the holders of 1,078,682 shares of Series D preferred stock, and certain entities affiliated and associated with those entities are the holders of warrants to purchase up to 7,939,339 shares of Series D preferred stock. The holders of these shares and the shares issued upon exercise of the warrants may request on one occasion in any twelve-month period that we register their shares for public resale on Form S-3, if the value of the securities to be registered is at least $3.0 million. These registration rights will terminate upon the earlier of May 15, 2012 or, with respect to each such holder, at such time as the holder is able to sell all of its securities under Rule 144 during any 90-day period.

Delaware Anti-Takeover Law and Charter Provisions

      Certain provisions of Delaware law and our certificate of incorporation and restated bylaws which will be adopted upon the consummation of this offering could make the following more difficult:

    .  the acquisition of our company by means of a tender offer;

    .  acquisition of our company by means of a proxy contest or otherwise;
       or

    .  the removal of our company's incumbent officers and directors.

      These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging such proposals, because negotiation of such proposals could result in an improvement of their terms.

 Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. Subject to certain exceptions, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, subject to exception, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Subject to certain exceptions, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

 Charter Documents

      Our restated bylaws that will be adopted upon consummation of this offering establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. At an annual meeting, stockholders may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors. Stockholders may also consider a proposal or nomination by a person who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to our Secretary timely written notice, in proper form, of his or her intention to bring that business before the meeting. The restated bylaws will not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting of the stockholders. However, our restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to obtain control of our company.

      Under Delaware law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the restated bylaws. Our restated bylaws will authorize a majority of our board of directors, the Chairman of the Board or the Chief Executive Officer to call a special meeting of stockholders. Because our stockholders do not have the right to call a special meeting, a stockholder could not force stockholder consideration of a proposal over the opposition of the board of directors by calling a special meeting of stockholders prior to such time as a majority of the board of directors believed or the Chief Executive Officer believed the matter should be considered or until the next annual meeting provided that the requestor met the notice requirements. The restriction on the ability of stockholders to call a special meeting means that a proposal to replace the board of directors also could be delayed until the next annual meeting.

      Although Delaware law provides that stockholders may execute an action by written consent in lieu of a stockholder meeting, it also allows us to eliminate stockholder actions by written consent. Elimination of written consents of stockholders may lengthen the amount of time required to take stockholder actions since actions by written consent are not subject to the minimum notice requirement of a stockholders meeting. However, we believe that the elimination of stockholders' written consents may deter hostile takeover attempts. Without the availability of stockholders' actions by written consent, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors without holding a stockholders meeting. The holder would have to obtain the consent of a majority of the board of directors, the Chairman of the Board or the Chief Executive Officer to call a stockholders meeting and satisfy the notice periods determined by the board of directors. Our restated bylaws will provide for the elimination of actions by written consent of stockholders. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Norwest Shareholder Services and is located at 161 North Concord Exchange Street, South St. Paul, MN 55075, and its telephone number is (651) 450-4189.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon completion of the offering, we will have      shares of Class A
common stock outstanding assuming no exercise of options after      , 2000. Of
this amount, the      shares offered by this prospectus will be available for
immediate sale in the public market as of the date of this prospectus. Following the expiration of 180-day lockup agreements with the representatives
of the underwriters or CarsDirect.com,      shares will be available for sale
in the public market, subject in some cases to compliance with the volume and other limitations of Rule 144.

                      Approximate Number
 Days after the Date  of Shares Eligible
  of this Prospectus   for Future Sale                 Comment
 -------------------  ------------------ -----------------------------------
 Upon effectiveness..                    Freely tradable shares sold in this
                                         offering
 90 days.............                    Shares saleable under Rule 144 that
                                         are not subject to 180-day lock-up
 180 days............                    Lock-up released; shares saleable
                                         under Rule 144, 144(k) or 701

      In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

    .  1% of the then outstanding shares of Class A common stock; or

    . the average weekly trading volume during the four calendar weeks preceding the sale, subject to the filing of a Form 144 with respect to the sale.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his or her shares for at least two years is entitled to sell his or her shares under Rule 144(k) without regard to the limitations described above. Persons deemed to be affiliates must always sell under the limitations imposed by Rule 144, even after the applicable holding periods have been satisfied.

      We are unable to estimate the number of shares that will be sold under Rule 144, since this will depend on the market price of our Class A common stock, the personal circumstances of the sellers and other factors. Prior to the offering, there has been no public market for the Class A common stock, and there can be no assurance that a significant public market for the Class A common stock will develop or be sustained after the offering. Any future sale of substantial amounts of the Class A common stock in the open market may adversely affect the market price of the Class A common stock offered by this prospectus.

      CarsDirect.com, its directors, executive officers, stockholders with registration rights and other stockholders and optionholders have agreed, under the purchase agreement and other agreements, that they will not sell any Class A common stock without the prior written consent of Merrill Lynch for a period of 180 days from the date of this prospectus, except that we may, without consent, grant options and sell shares under our stock plans.

      Any employee or consultant who purchased his or her shares under a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701, which permits nonaffiliates to sell their Rule 701 shares without having to comply with the public information, holding period, volume limitation or notice provisions of Rule 144 and permits affiliates to sell their Rule 701 shares without having to comply with the Rule 144 holding period restrictions, in each case commencing 90 days after the date of this
prospectus. As of      2000, the holders of options to purchase approximately
     shares of Class A common stock will be eligible to sell their shares upon the expiration of the 180-day lockup period, subject to the vesting of those options.

      We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable after the completion of the offering to
register      shares of Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. This registration will permit the resale of these shares by nonaffiliates in the public market without restriction under the Securities Act, upon completion of the lock-up period described above. Shares registered under the Form S-8 registration statement held by affiliates will be subject to Rule 144 volume limitations.

      In addition, holders of 47,750,049 shares of Class A common stock have registration rights with respect to their shares. Registration of these securities would enable these shares to be freely tradable without restriction under the Securities Act. We also have given registration rights to our warrant holders with respect to 2,085,970 shares of Class A common stock.

                                  UNDERWRITING

General

      Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities Inc., FleetBoston Robertson Stephens Inc. and E*OFFERING Corp. are acting as representatives of the underwriters named below. Subject to the terms and conditions described in a purchase agreement between us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us the number of shares of Class A common stock listed opposite their names below.

   Underwriter                                                 Number of Shares
   -----------                                                 ----------------
   Merrill Lynch, Pierce, Fenner & Smith
               Incorporated...................................
   Chase Securities Inc.......................................
   FleetBoston Robertson Stephens Inc.........................
   E*OFFERING Corp............................................
                                                                    -----
         Total................................................
                                                                    =====

      The underwriters have agreed to purchase all of the shares of Class A common stock sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

      The underwriters are offering the shares of Class A common stock, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreements, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

      E*OFFERING Corp., one of the underwriters, will allocate for distribution by E*TRADE Securities, Inc. a portion of the shares that E*OFFERING is underwriting in this offering. Copies of the prospectus in electronic format will be made available on Internet Web sites maintained by E*OFFERING Corp. and E*TRADE Securities, Inc. Customers of E*TRADE Securities, Inc. who complete and pass an online eligibility profile may place conditional offers to purchase shares in this offering through E*TRADE's Internet Web site.

Commissions and Discounts

      The representatives have advised us that the underwriters propose initially to offer the shares of Class A common stock to the public at the initial public offering price set forth on the cover page of this prospectus
and to dealers at that price less a concession not in excess of $   per share.
The underwriters may allow, and the dealers may reallow, a discount not in
excess of $   per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

      The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment options.

                                           Per Share Without Option With Option
                                           --------- -------------- -----------
     Public offering price................    $           $             $
     Underwriting discount................    $           $             $
     Proceeds, before expenses, to us.....    $           $             $

      The expenses of the offering, not including the underwriting discount,
are estimated at $    and are payable by us.

Over-allotment Option

      We have granted an option to the underwriters to purchase up to additional shares of Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreements, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

Reserved Shares

      At our request, the underwriters have reserved for sale, at the initial public offering price, up to 10% of the shares of Class A common stock offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved shares, this will reduce the number of shares available for sale to the general public. Any reserved shares of Class A common stock that are not orally confirmed for purchase within one business day of the pricing of this offering will be offered by the underwriters to the general public on the same terms as the other shares offered by this prospectus.

No Sales of Similar Securities

      We and our executive officers and directors and certain existing stockholders have agreed, with exceptions, not to sell or transfer any common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

    .  offer, pledge, sell or contract to sell any Class A common stock;

    .  sell any option or contract to purchase any Class A common stock;

    .  purchase any option or contract to sell any Class A common stock;

    . grant any option, right or warrant for the sale of any Class A common stock;

    .  lend or otherwise dispose of or transfer any Class A common stock;

    . request or demand that we file a registration statement related to the Class A common stock; or

    . enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Class A common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

      This lockup provision applies to Class A common stock and to securities convertible into or exchangeable or exercisable for or repayable with Class A common stock. It also applies to Class A common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Quotation on the Nasdaq National Market

      We expect the shares to be approved for quotation on the Nasdaq National Market, subject to notice of issuance, under the symbol "CRSD."

      Before this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

    . the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

    .  our financial information;

    . the history of, and the prospects for, our company and the industry in which we compete;

    . an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

    .  the present state of our development; and

    . the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

      An active trading market for the shares of Class A common stock may not develop. It is also possible that after the offering the shares of Class A common stock will not trade in the public market at or above the initial public offering price.

      The underwriters do not expect to sell more than 5% of the shares of Class A common stock being offered in this offering to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

      Until the distribution of the shares of Class A common stock is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our Class A common stock. However, the representatives may engage in transactions that stabilize the price of the Class A common stock, such as bids or purchases to peg, fix or maintain that price.

      If the underwriters create a short position in the Class A common stock in connection with the offering, i.e.. if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of the Class A common stock to stabilize its price or to reduce a short position may cause the price of the Class A common stock to be higher than it might be in the absence of such purchases.

      The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriter's short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

      Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

                                 LEGAL MATTERS

      The validity of the Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. As of the date of this prospectus, certain investment partnerships composed of certain current and former members of and persons associated with Wilson Sonsini Goodrich & Rosati, Professional Corporation, as well as certain individual attorneys of this firm, beneficially own an aggregate of 109,673 shares of our Class A common stock on an as-converted to Class A common stock basis. Legal matters relating to the sale of the Class A common stock in this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP.

                                    EXPERTS

      The consolidated financial statements of CarsDirect.com, Inc. at December 31, 1998 and 1999 and for the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Perga Capital Corp. at April 30, 1998 and 1999 and for the years ended April 30, 1998 and 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The consolidated financial statements of Autodata Marketing Systems Incorporated at April 30, 1998 and 1999 and the years ended April 30, 1998 and 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The financial statements of Potamkin Auto Center, Ltd. at December 31, 1998 and September 30, 1999 and for the years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to our company and our Class A common stock, see the registration statement and the exhibits and schedules thereto. Any document we file may be read and copied at the Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information about the public reference rooms. Our filings with the Commission are also available to the public from the Commission's Web site at http://www.sec.gov.

      Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, accordingly, will file periodic reports, proxy statements and other information with the Commission. Such periodic reports, proxy statements and other information will be available for inspection and copying at the Commission's public reference rooms, and the Web site of the Commission referred to above.

                             CARSDIRECT. COM, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Unaudited Pro Forma Condensed Consolidated Financial Information
  Introduction............................................................  F-2
  Unaudited Pro Forma Condensed Consolidated Statement of Operations......  F-3
  Notes to Unaudited Pro Forma Condensed Consolidated Financial
   Information............................................................  F-4

CarsDirect.com, Inc. Consolidated Financial Statements
  Report of Independent Accountants.......................................  F-5
  Consolidated Balance Sheets.............................................  F-6
  Consolidated Statements of Operations...................................  F-7
  Consolidated Statements of Stockholders' Equity.........................  F-8
  Consolidated Statements of Cash Flows...................................  F-9
  Notes to Consolidated Financial Statements.............................. F-10

Perga Capital Corp.
  Auditors' Report........................................................ F-33
  Balance Sheets.......................................................... F-34
  Statements of Operations and Deficit.................................... F-35
  Statements of Cash Flows................................................ F-36
  Notes to Financial Statements........................................... F-37

Autodata Marketing Systems Incorporated
  Auditors' Report........................................................ F-44
  Consolidated Balance Sheets............................................. F-45
  Consolidated Statements of Earnings and Deficit......................... F-46
  Consolidated Statements of Cash Flows................................... F-47
  Notes to Consolidated Financial Statements.............................. F-48

Potamkin Auto Center, Ltd.
  Report of Independent Accountants....................................... F-58
  Balance Sheets.......................................................... F-59
  Statements of Operations................................................ F-60
  Statements of Shareholders' Equity...................................... F-61
  Statements of Cash Flows................................................ F-62
  Notes to Financial Statements........................................... F-63

                 INTRODUCTION TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION

      In July 1999, CarsDirect.com ("the Company") purchased the issued and outstanding capital stock of Perga Capital Corp. ("Perga"), a Canadian holding company whose primary asset was the capital stock of Autodata. Autodata Marketing Systems Incorporated ("Autodata"). The aggregate purchase price was approximately $8.8 million and was comprised of approximately $6.8 million in cash, approximately $265,000 in direct acquisition costs and the issuance of 210,000 shares of the Company's Class A common stock with a deemed fair value for accounting purposes of $1.7 million. In connection with the purchase, the Company issued an additional 390,000 shares of restricted Class A common stock to the stockholders of Perga which vest over four years, subject to the continuing employment of certain key Autodata employees and subject to acceleration in the event of an initial public offering ("IPO") by the Company or a change of control transaction, as defined. The 390,000 shares have been accounted for as $3.1 million of deferred stock compensation, which is being amortized over the service periods of the key Autodata employees. This acquisition was accounted for using the purchase method. The purchase price was allocated to the estimated fair value of tangible and identifiable intangible net assets acquired. The identifiable intangible assets included a tradename of $135,000, acquired technology of $642,000, and workforce in-place of $318,000 and are being amortized on a straight-line basis over their estimated useful lives of three years. The excess of the purchase price over tangible and intangible net assets acquired of approximately $7.5 million was allocated to goodwill and is being amortized on a straight-line basis over an estimated life of three years.

      In October 1999, the Company acquired certain assets of Potamkin Auto Center Ltd. ("Potamkin"). The aggregate purchase price was approximately $14.1 million and was comprised of 1,250,000 shares of the Company's Class A common stock with a deemed fair value for accounting purposes of $13.8 million and $395,000 in direct acquisition costs. In conjunction with the acquisition, the Company also issued 400,000 shares of restricted Class A common stock to the seller, one of the shareholders of which became an employee of the Company. The 400,000 restricted shares vest equally in quarterly increments commencing on December 31, 1999 and continuing through September 30, 2002, subject to the continued employment of the employee. The Company recorded deferred stock compensation of approximately $4.4 million that will be amortized over the vesting period of these shares. This acquisition was accounted for using the purchase method and the purchase price was allocated to the estimated fair value of tangible and identifiable intangible assets acquired. The identifiable intangible assets included a tradename of approximately $1.2 million, inventory supply agreement of $710,000, "and workforce in-place of $460,000" and are being amortized on a straight-line basis over their estimated useful lives ranging from six months to ten years. The purchase price allocation also indicated goodwill, totaling approximately $11.7 million, which is being amortized on a straight-line basis over an estimated life of ten years.

      In May 1999, the Company entered into master and operating agreements with another entity (the "Minority Member") to form and operate CD1Financial.com LLC ("CD1Financial") in which the Company had a 51% member's interest. On December 16, 1999, the Company entered into an agreement with the Minority Member of CD1Financial whereby the Company: a) purchased the Minority Member's 49% interest in exchange for $2.0 million in cash and b) terminated the master agreement in exchange for approximately $30.9 million in cash. Additionally, in connection with the purchase, the parties agreed that a pre-existing warrant would become immediately exercisable and non-forfeitable for 2,085,970 shares of Class A common stock at an exercise price of $0.01. The warrant was valued using the fair value method and resulted in an increase to additional paid-in capital of approximately $29.6 million, which has been included as part of goodwill. This acquisition was accounted for using the purchase method. The purchase price was allocated to the estimated fair value of tangible and identifiable intangible net assets acquired. The estimated fair values of the tangible and intangible net assets acquired approximated their historical cost bases. The excess of the purchase price over the net assets acquired of approximately $60.7 million was allocated to goodwill and is being amortized on a straight-line basis over an estimated life of three years.

      The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 gives effect to these acquisitions as if they had occurred on January 1, 1999.

      The unaudited pro forma condensed consolidated financial information is not necessarily indicative of the results that would have occurred if the acquisitions had occurred as of the beginning of the period presented and should not be construed as being representative of future operating results.

      The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the CarsDirect.com, Perga Capital Corp., Autodata and Potamkin separate financial statements and notes thereto, included elsewhere in this prospectus.

                              CARSDIRECT.COM, INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                      For the Year Ended December 31, 1999
                 (Amounts in thousands, except per share data)

                                                        Autodata
                                            Perga      Marketing     Potamkin
                                           Capital      Systems    Auto Center,
                          CarsDirect.com Incorporated Incorporated     Ltd.      Pro Forma         Pro Forma
                           (Historical)  (Historical) (Historical) (Historical) Adjustments       Consolidated
                          -------------- ------------ ------------ ------------ -----------       ------------
Revenues:
 Vehicles, gross........     $ 17,850        $--         $  --      $ 105,725    $    --           $ 123,575
 Vehicles, net
  (excludes $14 in non-
  cash stock-based
  equity charges).......       (4,258)        --            --            --          --              (4,258)
 Other..................        1,585         --          1,729         3,056         --               6,370
                             --------        ----        ------     ---------    --------          ---------
   Total revenues.......       15,177         --          1,729       108,781         --             125,687
Cost of revenues:
 Vehicles...............       16,551         --            --         98,835         --             115,386
 Other..................          985         --             58           --          --               1,043
                             --------        ----        ------     ---------    --------          ---------
   Total cost of
    revenues............       17,536         --             58        98,835         --             116,429
                             --------        ----        ------     ---------    --------          ---------
   Excess of (cost over
    revenues) revenues
    over cost ..........       (2,359)        --          1,671         9,946         --               9,258
Operating expenses:
 Sales and marketing
  (excludes $1,562 in
  non-cash stock-based
  equity charges).......       33,425         --            272         4,913         191 (1)         38,801
 Technology and product
  development (excludes
  $692 in non-cash
  stock-based equity
  charges)..............        2,143         --            --            --          --               2,143
 General and
  administrative
  (excludes $13,561 in
  non-cash stock-based
  equity charges).......       19,994         --          1,284         5,490       1,059 (2)(3)      27,827
 Stock-based charges....       14,213         --            --            --        1,616 (4)         15,829
 Amortization of
  intangibles...........        2,525         --            --            --       22,849 (5)         25,374
                             --------        ----        ------     ---------    --------          ---------
   Total operating
    expenses............       72,300         --          1,556        10,403      25,715            109,974
                             --------        ----        ------     ---------    --------          ---------
   Income (loss) from
    operations..........      (74,659)        --            115          (457)    (25,715)          (100,716)
Equity in income of
 equity investee........          --           12           --            --          (12)(6)            --
Interest income
 (expense)..............        2,438         --            (17)         (350)     (1,600)(7)(8)         471
                             --------        ----        ------     ---------    --------          ---------
   Income (loss) before
    provision for income
    taxes and minority
    interest............      (72,221)         12            98          (807)    (27,327)          (100,245)
Provision for income
 taxes..................          307         --             65           --          --                 372
                             --------        ----        ------     ---------    --------          ---------
 Income (loss) before
  minority interest.....      (72,528)         12            33          (807)    (27,327)          (100,617)
Minority interest in
 CD1Financial...........          203         --            --            --         (203)(9)            --
                             --------        ----        ------     ---------    --------          ---------
   Net income (loss)....     $(72,325)       $ 12        $   33     $    (807)   $(27,530)         $(100,617)
                             ========        ====        ======     =========    ========          =========
Basic and diluted net
 loss per common share..     $ (35.61)
                             ========
Weighted average shares
 used to calculate basic
 and diluted net loss
 per common share.......        2,031
                             ========
Unaudited pro forma
 basic and diluted net
 loss per common share..                                                                           $   (3.31)
                                                                                                   =========
Unaudited pro forma
 weighted average shares
 used to calculate pro
 forma basic and diluted
 net loss per common
 share..................                                                                              30,422(10)
                                                                                                   =========

  See the accompanying notes to the Unaudited Pro Forma Condensed Consolidated
                             Financial Information

                              CARSDIRECT.COM, INC.

                     NOTES TO UNAUDITED PRO FORMA CONDENSED
                       CONSOLIDATED FINANCIAL INFORMATION


      Pro forma adjustments reflect the following, giving effect to the acquisitions as if they had occurred as of January 1, 1999 (in thousands):

 (1) Additional sales compensation of $191 due to employment agreements signed in connection with the Potamkin acquisition

 (2) Additional rent expense of $1,139 due to new lease agreements signed in connection with the Potamkin acquisition.

 (3) Net adjustment of $80 to reduce depreciation expense for assets not acquired in connection with the Potamkin acquisition.

 (4) Stock-based compensation expense related to the issuance and subsequent vesting of the 390,000 and 400,000 shares of restricted Class A common stock issued in connection with the Autodata and Potamkin acquisitions, respectively, as follows:

     Autodata............................................................ $  455
     Potamkin............................................................  1,161
                                                                          ------
                                                                          $1,616
                                                                          ======

 (5) Amortization expense related to the intangible assets acquired in connection with the acquisitions of Autodata, Potamkin and CD1Financial as follows:

     Autodata........................................................... $ 1,662
     Potamkin...........................................................   1,804
     CD1Financial.......................................................  19,383
                                                                         -------
                                                                         $22,849
                                                                         =======

 (6) Elimination of investee income attributable to Autodata.

 (7) Reduction of interest income by $1,950 related to the cash paid for the Autodata and CD1Financial acquisitions.

 (8) Reduction in interest expense of $350 due to CarsDirect.com not assuming mortgage underlying Potamkin facilities.

 (9) Elimination of CD1Financial minority interest.

(10) Additional weighted average shares used in the calculation of pro forma basic and diluted net loss per share applicable to common shareholders reflect the issuance of the 210,000 and 1,250,000 shares of Class A common stock as part the Autodata and Potamkin acquisitions, respectively, as if the shares had been outstanding for the entire period, and reflect the 390,000 and 400,000 restricted shares of Class A common stock issued as part of the Autodata and Potamkin acquisitions, respectively, as if such shares had been issued at January 1, 1999 and commenced vesting over periods of four and three years, respectively. Additionally, weighted average shares used in the calculation of pro forma basic and diluted net loss per common share reflect the conversion of preferred stock to common shares as of January 1, 1999, or the date of issuance, if later.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CarsDirect.com, Inc.:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of CarsDirect.com, Inc. (the "Company") at December 31, 1998 and 1999 and the results of its operations and its cash flows for the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits of these consolidated financial statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Woodland Hills, California
February 25, 2000, except Notes 2 and 13, as to which the date is May 15, 2000

                              CARSDIRECT.COM, INC.

                          CONSOLIDATED BALANCE SHEETS
                   (Amounts in thousands, except share data)

                                                                    Pro Forma
                                       December 31,    March 31   Stockholders'
                                      ---------------  ---------  Equity March
                                      1998     1999      2000       31, 2000
                                      -----  --------  ---------  -------------
                                                             (unaudited)

ASSETS
------

Current assets
  Cash and cash equivalents.......... $   6  $170,260  $ 202,075
  Accounts receivable, net...........   --     14,236     16,999
  Inventory..........................    43    11,202     23,427
  Prepaid expenses and other current
   assets............................   --      4,725     10,127
                                      -----  --------  ---------
    Total current assets.............    49   200,423    252,628
Property and equipment, net..........     2    11,279     13,604
Goodwill and other intangible
 assets..............................   --     81,116     74,631
Other assets.........................    15     3,585     21,792
                                      -----  --------  ---------
    Total assets..................... $  66  $296,403  $ 362,655
                                      =====  ========  =========

LIABILITIES, CONVERTIBLE PREFERRED
 STOCK AND STOCKHOLDERS' EQUITY
 (DEFICIT)
----------------------------------

Current liabilities
  Accounts payable and accrued
   expenses.......................... $ 105  $ 36,312  $  53,459
  Notes payable......................    11        28        --
  Deferred revenue...................   --      1,324      3,118
  Capital lease obligations, current
   portion...........................   --        944      1,465
                                      -----  --------  ---------
    Total current liabilities........   116    38,608     58,042
Convertible note payable.............   --         41         82
Capital lease obligations, net of
 current portion.....................   --      1,177      1,199
                                      -----  --------  ---------
    Total liabilities................   116    39,826     59,323
                                      -----  --------  ---------

Commitments and contingencies (Note
 11)
Convertible preferred stock, $.001
 par value; 10,000,000, 49,127,938
 and 49,127,938 shares authorized at
 December 31, 1998, 1999 and March
 31, 2000, respectively; 10,000,000,
 46,321,360 and 47,294,614 shares
 issued and outstanding; pro forma no
 shares issued and outstanding;
 liquidation preference and
 redemption value of $313,586 at
 March 31, 2000......................    91   298,420    314,669
  Stockholder note receivable........   --    (65,000)       --
                                      -----  --------  ---------
                                         91   233,420    314,669

Stockholders' equity (deficit)
  Common stock, Class A, $.001 par
   value; 20,000,000, 70,000,000 and
   70,000,000 shares authorized at
   December 31, 1998, 1999 and March
   31, 2000 respectively; 316,000,
   10,385,699 and 11,238,095 shares
   issued and outstanding; pro forma
   59,611,391 shares issued and
   outstanding at March 31, 2000.....   --         10         11    $      60
  Common stock, Class B, $.001 par
   value; 0, 2,050,000 and 2,050,000
   shares authorized, issued and
   outstanding at December 31, 1998,
   1999 and March 31, 2000,
   respectively; pro forma 2,050,000
   shares issued and outstanding at
   March 31, 2000....................   --          2          2            2
  Additional paid-in capital.........         156,734    173,415      505,035
  Accumulated deficit................  (141)  (72,466)  (115,562)    (115,562)
  Deferred stock compensation........   --    (57,077)   (60,765)     (60,765)
  Stockholders' notes receivable.....   --     (4,414)    (8,243)      (8,243)
  Accumulated other comprehensive
   income............................   --        368       (195)        (195)
                                      -----  --------  ---------    ---------
    Total stockholders' equity
     (deficit).......................  (141)   23,157    (11,337)   $ 320,332
                                      -----  --------  ---------    =========
    Total liabilities, convertible
     preferred stock and
     stockholders' equity (deficit).. $  66  $296,403  $ 362,655
                                      =====  ========  =========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CARSDIRECT.COM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
            (Amounts in thousands, except share and per share data)

                                    For the
                                  period from
                                   October 9,
                                      1998
                                  (inception)               Three months ended
                                    through     Year ended      March 31,
                                  December 31, December 31, -------------------
                                      1998         1999      1999       2000
                                  ------------ ------------ -------  ----------
                                                               (unaudited)
Revenues:
  Vehicles, gross...............     $  --      $   17,850  $   --   $   97,246
  Vehicles, net ................         (9)        (4,258)    (122)       (263)
  Other.........................        --           1,585      --        1,581
                                     ------     ----------  -------  ----------
    Total revenues..............         (9)        15,177     (122)     98,564
Cost of revenues:
  Vehicles (excludes $14, $0 and
   $29 in non-cash stock-based
   equity charges for the year
   ended December 31, 1999 and
   the three months ended March
   31, 1999 and 2000,
   respectively)................        --          16,551      --       97,662
  Other.........................        --             985      --          696
                                     ------     ----------  -------  ----------
    Total cost of revenues......        --          17,536      --       98,358
                                     ------     ----------  -------  ----------
    Excess of (cost over
     revenues) revenues over
     cost.......................         (9)        (2,359)    (122)        206
                                     ------     ----------  -------  ----------
Operating expenses:
  Sales and marketing (excludes
   $1,562, $4 and $1,527 in non-
   cash stock-based equity
   charges for the year ended
   December 31, 1999 and the
   three months ended March 31,
   1999 and 2000,
   respectively)................          4         33,425       25      14,573
  Technology and product
   development (excludes $692,
   $1 and $804 in non-cash
   stock-based equity charges
   for the year ended December
   31, 1999 and the three months
   ended March 31, 1999 and
   2000, respectively)..........        --           2,143       40       2,232
  General and administrative
   (excludes $11,945, $42 and
   $6,690 in non-cash stock-
   based equity charges for the
   year ended December 31, 1999
   and the three months ended
   March 31, 1999 and 2000,
   respectively)................        128         19,994      456      13,655
  Stock-based charges...........        --          14,213       47       9,050
  Amortization of intangibles...        --           2,525      --        6,499
                                     ------     ----------  -------  ----------
    Total operating expenses....        132         72,300      568      46,009
                                     ------     ----------  -------  ----------
    Loss from operations........       (141)       (74,659)    (690)    (45,803)
Interest income, net............        --           2,438       23       2,707
                                     ------     ----------  -------  ----------
    Loss before provision for
     income taxes and minority
     interest...................       (141)       (72,221)    (667)    (43,096)
Provision for income taxes......        --             307      --          --
                                     ------     ----------  -------  ----------
    Loss before minority
     interest...................       (141)       (72,528)    (667)    (43,096)
Minority interest in
 CD1Financial...................        --             203      --          --
                                     ------     ----------  -------  ----------
    Net loss....................     $ (141)    $  (72,325) $  (667) $  (43,096)
                                     ======     ==========  =======  ==========
Basic and diluted net loss per
 common share...................     $(5.67)    $   (35.61) $ (1.95) $    (6.22)
                                     ======     ==========  =======  ==========
Weighted average shares used to
 calculate basic and diluted net
 loss per common share..........     24,855      2,031,276  342,500   6,928,279
                                     ======     ==========  =======  ==========
Unaudited pro forma basic and
 diluted net loss per common
 share..........................                $    (2.47)          $    (0.81)
                                                ==========           ==========
Unaudited pro forma weighted
 average shares used to
 calculate pro forma basic and
 diluted net loss per common
 share..........................                29,317,289           53,517,326
                                                ==========           ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                             CARSDIRECT.COM, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                   (Amounts in thousands, except share data)

                        Class A           Class B                                                         Accumulated
                     Common Stock       Common Stock   Additional               Deferred   Stockholders'     Other
                   ------------------ ----------------  Paid-In   Accumulated    Stock         Notes     Comprehensive
                     Shares    Amount  Shares   Amount  Capital     Deficit   Compensation  Receivable      Income
                   ----------  ------ --------- ------ ---------- ----------- ------------ ------------- -------------
Balance at
October 9, 1998
(inception)......         --    $--         --   $--    $    --    $     --     $    --       $   --         $ --
 Issuance of
 Class A common
 stock...........       1,000    --         --    --         --          --          --           --           --
 Exercise of
 stock options...      15,000    --         --    --         --          --          --           --           --
 Exercise of
 stock options
 for notes
 receivable......     300,000    --         --    --         --          --          --           --           --
 Net loss and
 comprehensive
 loss............         --     --         --    --         --         (141)        --           --           --
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
Balance at
December 31,
1998.............     316,000    --         --    --         --         (141)        --           --           --
 Issuance of
 Class B common
 stock...........         --     --   2,050,000     2     35,545         --          --           --           --
 Exercise of
 stock options
 and warrants....   1,013,898      1        --    --         424         --          --           --           --
 Exercise of
 stock options
 for notes
 receivable......   6,110,606      6        --    --       4,408         --          --        (4,414)         --
 Repurchase of
 common stock....    (400,000)   --         --    --         --          --          --           --           --
 Beneficial
 conversion on
 convertible
 promissory
 note............         --     --         --    --          41         --          --           --           --
 Issuance of
 common stock to
 acquire
 Autodata........     600,000    --         --    --       4,800         --       (3,120)         --           --
 Issuance of
 common stock to
 acquire
 Potamkin........   1,650,000      2        --    --      18,148         --       (4,400)         --           --
 Warrant granted
 as part of
 CD1Financial
 acquisition.....         --     --         --    --      29,579         --          --           --           --
 Charge for
 issuance of
 common stock for
 goods and
 services........   1,095,195      1        --    --       3,908         --       (3,810)         --           --
 Charge for
 issuance of
 options and
 warrants to non-
 employees.......         --     --         --    --         185         --         (185)         --           --
 Deferred stock
 compensation....         --     --         --    --      59,696         --      (59,696)          --          --
 Amortization of
 stock
 compensation....         --     --         --    --         --          --       14,134          --           --
 Comprehensive
 loss:
 Net loss........         --     --         --    --         --      (72,325)        --           --           --
 Accumulated
 other
 comprehensive
 income..........         --     --         --    --         --          --          --           --           368
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
 Accumulated
 comprehensive
 loss............         --     --         --    --         --      (72,325)        --           --           368
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
Balance at
December 31,
1999.............  10,385,699     10  2,050,000     2    156,734     (72,466)    (57,077)      (4,414)         368
 Exercise of
 stock options
 and warrants
 (unaudited).....     123,346    --         --    --         109         --          --           --           --
 Exercise of
 stock options
 for notes
 receivable
 (unaudited).....     742,750      1        --    --       3,836         --          --        (3,837)         --
 Collections on
 notes receivable
 (unaudited).....         --     --         --    --         --          --          --             8          --
 Repurchase of
 common stock
 (unaudited).....     (13,700)   --         --    --          (2)        --          --           --           --
 Deferred stock-
 based
 compensation
 (unaudited).....         --     --         --    --      12,738         --      (12,738)         --           --
 Amortization of
 stock-based
 compensation
 (unaudited).....         --     --         --    --         --          --        9,050          --           --
 Comprehensive
 loss:
 Net loss
 (unaudited).....         --     --         --    --         --      (43,096)        --           --           --
 Accumulated
 other
 comprehensive
 income
 (unaudited).....         --     --         --    --         --          --          --           --          (563)
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
 Accumulated
 comprehensive
 loss
 (unaudited).....         --     --         --    --         --      (43,096)        --           --          (563)
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
Balance at March
31, 2000
(unaudited)......  11,238,095     11  2,050,000     2    173,415    (115,562)    (60,765)      (8,243)        (195)
Assumed
conversion of
convertible
preferred stock,
including
1,078,682 shares
of convertible
preferred stock
issued in May
2000 to
UnitedAuto Group
and Penske
Automotive Group
and certain
affiliated
companies, into
common stock
(unaudited)......  48,373,296     49        --    --     331,620         --          --           --           --
                   ----------   ----  ---------  ----   --------   ---------    --------      -------        -----
Balance at March
31, 2000, pro
forma
(unaudited)......  59,611,391   $ 60  2,050,000  $  2   $505,035   $(115,562)   $(60,765)     $(8,243)       $(195)
                   ==========   ====  =========  ====   ========   =========    ========      =======        =====
                       Total
                   Stockholders'
                      Equity
                     (Deficit)
                   -------------
Balance at
October 9, 1998
(inception)......    $    --
 Issuance of
 Class A common
 stock...........         --
 Exercise of
 stock options...
 Exercise of
 stock options
 for notes
 receivable......         --
 Net loss and
 comprehensive
 loss............        (141)
                   -------------
Balance at
December 31,
1998.............        (141)
 Issuance of
 Class B common
 stock...........      35,547
 Exercise of
 stock options
 and warrants....         425
 Exercise of
 stock options
 for notes
 receivable......         --
 Repurchase of
 common stock....         --
 Beneficial
 conversion on
 convertible
 promissory
 note............          41
 Issuance of
 common stock to
 acquire
 Autodata........       1,680
 Issuance of
 common stock to
 acquire
 Potamkin........      13,750
 Warrant granted
 as part of
 CD1Financial
 acquisition.....      29,579
 Charge for
 issuance of
 common stock for
 goods and
 services........          99
 Charge for
 issuance of
 options and
 warrants to non-
 employees.......         --
 Deferred stock
 compensation....         --
 Amortization of
 stock
 compensation....      14,134
 Comprehensive
 loss:
 Net loss........     (72,325)
 Accumulated
 other
 comprehensive
 income..........         368
                   -------------
 Accumulated
 comprehensive
 loss............     (71,957)
                   -------------
Balance at
December 31,
1999.............      23,157
 Exercise of
 stock options
 and warrants
 (unaudited).....         109
 Exercise of
 stock options
 for notes
 receivable
 (unaudited).....         --
 Collections on
 notes receivable
 (unaudited).....           8
 Repurchase of
 common stock
 (unaudited).....          (2)
 Deferred stock-
 based
 compensation
 (unaudited).....         --
 Amortization of
 stock-based
 compensation
 (unaudited).....       9,050
 Comprehensive
 loss:
 Net loss
 (unaudited).....     (43,096)
 Accumulated
 other
 comprehensive
 income
 (unaudited).....        (563)
                   -------------
 Accumulated
 comprehensive
 loss
 (unaudited).....     (43,659)
                   -------------
Balance at March
31, 2000
(unaudited)......     (11,337)
Assumed
conversion of
convertible
preferred stock,
including
1,078,682 shares
of convertible
preferred stock
issued in May
2000 to
UnitedAuto Group
and Penske
Automotive Group
and certain
affiliated
companies, into
common stock
(unaudited)......     331,669
                   -------------
Balance at March
31, 2000, pro
forma
(unaudited)......    $320,332
                   =============

  The accompanying notes are an integral part of these consolidated financial statements.

                              CARSDIRECT.COM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                 For the period
                                      from
                                   October 9,
                                      1998
                                  (inception)
                                    through      Year ended
                                  December 31,  December 31,  Three months
                                      1998          1999     ended March 31,
                                 -------------- ------------ ----------------
                                                              1999     2000
                                                             ------  --------
                                                               (unaudited)
Cash flows from operating
 activities:
Net loss........................     $(141)       $(72,325)  $ (667) $(43,096)
Adjustments to reconcile net
 loss to net cash
 used in operating activities:
 Depreciation and
  amortization..................       --            1,474       17     1,623
 Amortization of intangibles....       --            2,525      --      6,499
 Debt discount..................       --               41      --         41
 Provision for bad debt
  reserve.......................       --              216      --         52
 Stock-based charges............       --           14,213       47     9,050
 Minority interest in
  CD1Financial..................       --             (203)     --        --
 Changes in operating assets
  and liabilities, net of the
  effect of acquisitions:
   Accounts receivable..........       --          (13,808)      (1)   (2,815)
   Inventory....................       (43)        (11,160)      43   (12,225)
   Prepaid expenses and other
    current assets..............        (4)         (3,045)    (103)   (4,475)
   Other assets.................       --           (3,309)     --     (3,360)
   Accounts payable and accrued
    expenses....................       105          35,869      251    17,147
   Deferred revenue.............       --            1,144      --      1,794
                                     -----        --------   ------  --------
     Net cash used in operating
      activities................       (83)        (48,368)    (413)  (29,765)
                                     -----        --------   ------  --------
Cash flows from investing
 activities:
Acquisitions, net of cash
 acquired.......................       --          (41,085)     --        --
Investment in marketable
 securities.....................       --              --       --     (5,947)
Purchases of property and
 equipment......................        (2)         (9,440)     (33)   (2,365)
Capitalized internal use
 software costs.................       --           (1,973)    (263)     (336)
                                     -----        --------   ------  --------
     Net cash used in investing
      activities................        (2)        (52,498)    (296)   (8,648)
                                     -----        --------   ------  --------
Cash flows from financing
 activities:
Net proceeds from exercise of
 Class A common stock options
 and warrants...................       --              425      --        109
Net proceeds from issuance of
 Class B common stock...........       --           35,547      --        --
Net proceeds from issuance of
 convertible preferred stock....        91         233,370    6,767     5,516
Collections on stockholder note
 receivable.....................       --              --       --     65,000
Net proceeds from issuance of
 CD1Financial interests.........       --            2,000      --        --
Net proceeds from issuance of
 notes payable..................       --               30       38       --
Principal payments on notes
 payable........................       --             (116)     --        (28)
Principal payments on capital
 lease obligations..............       --             (141)     --       (365)
                                     -----        --------   ------  --------
     Net cash provided by
      financing activities......        91         271,115    6,805    70,232
                                     -----        --------   ------  --------
Effect of exchange rate changes
 on cash........................       --                5      --         (4)
                                     -----        --------   ------  --------
Net increase in cash and cash
 equivalents....................         6         170,254    6,096    31,815
                                     -----        --------   ------  --------
Cash and cash equivalents,
 beginning of period............       --                6        6   170,260
                                     -----        --------   ------  --------
Cash and cash equivalents, end
 of period......................     $   6        $170,260   $6,102  $202,075
                                     =====        ========   ======  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                              CARSDIRECT.COM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

 The Company

      CarsDirect.com, Inc. ("CarsDirect.com") was incorporated in the State of Delaware on October 9, 1998 and is a direct online provider of new automobiles and related products and services that enables consumers to research, price, configure, order, purchase and finance a vehicle online in the United States. CarsDirect.com has two wholly owned subsidiaries: Autodata Marketing Systems Incorporated ("Autodata"), acquired in July 1999, which licenses decision-making support tools and content to the automotive and related industries in North America; and CD1Financial.com, LLC ("CD1Financial"), in which CarsDirect.com held a majority interest prior to acquiring 100% ownership in December 1999, which provides automotive related financial products to CarsDirect.com customers, including leases, loans and extended warranties. In addition, through operations based in New York City, CarsDirect.com sells and leases new and used automobiles, markets aftermarket products, including extended warranties, and provides a variety of financing arrangements to its customers.

 Principles of Consolidation

      The consolidated financial statements include the accounts of CarsDirect.com and its subsidiaries ("the Company") from the dates of their respective acquisitions (see Note 3). All intercompany transactions and balances have been eliminated in consolidation.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

 Financial Instruments

      The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and notes payable are carried at historical cost. At December 31, 1999, the fair values of these instruments approximated their financial statement carrying amounts because of the short-term nature of these instruments.

      At March 31, 2000, the Company held marketable equity securities classified as "available-for-sale," carried at fair value, included as a component of other assets, with unrealized gains and losses included in accumulated other comprehensive income.

 Impairment of Long-Lived Assets

      The Company identifies and records impairment losses on long-lived assets when events or circumstances indicate that such assets might be impaired. If expected undiscounted future cash flows attributable to an asset are less than the asset's carrying amount, an impairment loss equal to the excess of the asset's carrying value over its fair value is recorded. To date, no such impairment has been recorded.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


 Cash and Cash Equivalents

      Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of three months or less.

 Inventory

      Inventory consists primarily of new vehicles that are valued at the lower of cost or market. Cost is determined using the specific identification method.

 Property and Equipment

      Property and equipment are recorded at cost and depreciated using the straight-line method over the following estimated useful lives:

     Computer equipment and purchased software........................   3 years
     Furniture and equipment..........................................   5 years
     Vehicles......................................................... 2-5 years

      Leasehold improvements are amortized over their estimated useful lives, or the term of the lease, whichever is shorter. Repairs and maintenance are expensed as incurred, while renewals or betterments are capitalized. Gains or losses upon sale or retirement of property and equipment are included in the consolidated statement of operations and the related cost and accumulated depreciation are removed from the consolidated balance sheet. Such amounts were not material for the period from October 9, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000.

 Internal Use Software Development Costs

      The Company has adopted the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the capitalization of certain external and internal computer software costs incurred during the application development stage. The application development stage is characterized by software design and configuration activities, coding, testing and installation. Training costs and maintenance are expensed as incurred, while upgrades and enhancements are capitalized if it is probable that such expenditures will result in additional functionality. Internal use Web-site software development costs are included in prepaid expenses and are amortized over an estimated useful life of one year. As of December 31, 1999 and March 31, 2000, accumulated amortization and amortization expense were approximately $407,000 and $407,000 and $868,000 and $461,000, respectively.

 Goodwill and Other Intangible Assets

      Goodwill represents the excess of the purchase price over the fair value of the net assets acquired in an acquisition accounted for as a purchase. Intangible assets consist primarily of identifiable intangible assets purchased in connection with the Company's acquisitions (see Note 3). Goodwill and other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally ranging from three to ten years. Accumulated amortization amounted to approximately $2.5 million and $9.0 million as of December 31, 1999 and March 31, 2000, respectively.

 Income Taxes

      Income taxes are computed using the asset and liability method. Under the asset and liability method, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates expected to apply

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for the amount of deferred tax assets that, based on available evidence, is not expected to be realized.

 Stock-Based Compensation

      The Company accounts for its employee stock option plan in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Accordingly, compensation expense related to employee stock options is recorded if the deemed fair value of the common stock underlying stock options for accounting purposes exceeds the exercise price on the date of grant. The Company adopted the disclosure-only requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), which allows the Company to continue to apply the provisions of APB 25 for transactions with employees and provide pro forma net loss and pro forma loss per common share disclosures as if the fair-value based method of accounting had been applied. The Company accounts for equity awards issued to non-employees in accordance with the provisions of SFAS 123 and Emerging Issues Task Force Issue 96-18 ("EITF 96-18").

 Revenue Recognition

  Vehicle transactions:

      The Company recognizes as revenues the price its customer pays it for a vehicle upon the delivery of the vehicle to the customer, provided that collection of the resulting receivable is probable. The Company believes that presentation, as its revenues, of the price its customer pays for a vehicle appropriately reflects the risks, and rewards, of its business model. In addition, the Company believes such presentation appropriately reflects the substance of the transaction and its legal rights and obligations. Following receipt of a customer order, the Company enters into a legally enforceable commitment to acquire a specific vehicle from a new car dealer to fulfill that customer order. Such commitment obligates the Company to pay the dealer for the specific car regardless of whether the customer pays the Company. The customer has the right to cancel an order any time prior to accepting delivery of the specific car. The Company sets the price of the vehicle to the customer, and the price is not based on a formula related to the price the Company pays for the vehicle. Customers conduct their business directly with the Company and have no influence over which supplier the Company uses. The Company's cost and payment terms are fixed, and are independent of the price and terms customers pay it for vehicles. Prior to delivery of the vehicle to the customer, the Company bears the inventory risk for the vehicles it commits to acquire; the Company has the sole legal right to direct the disposition of the vehicles it commits to acquire; the Company has an insurable interest as beneficial owner in the vehicles it commits to acquire; and the Company is responsible for taxes that may be assessed on a vehicle it commits to acquire. The Company bears the risk of return of the vehicle if a customer defaults on the sale or if the customer returns the vehicle in accordance with applicable law. The Company does not have the right to return the vehicle to its supplier in those instances and the Company establishes a reserve for estimated customer returns. Upon delivery of the vehicle to the customer, the Company bears credit and other risks related to the customer's payment obligation.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      In transactions with its customers that do not include the foregoing characteristics, the Company recognizes as net revenues the difference between the amount its customer pays and its committed cost with respect to the vehicle. For transactions in which we do not recognize the price that customers pay for purchased vehicles as revenues, our reported revenues do not reflect the total value of our vehicle transactions. A reconciliation of reported revenue to the total value of vehicle transactions is as follows (in thousands):

                             For the period from                   Three months ended
                               October 9, 1998                          March 31,
                             (inception) through    Year ended     --------------------
                              December 31, 1998  December 31, 1999   1999       2000
                             ------------------- ----------------- --------- ----------
   Total revenues, as
    reported...............         $ (9)            $ 15,177      $   (122) $   98,564
   Vehicle revenues, net,
    as reported............            9                4,258           122         263
   Customer payments
    excluded from vehicle
    revenues, net..........          212              147,470         4,279      45,459
   Less other revenues.....          --                (1,585)          --       (1,581)
                                    ----             --------      --------  ----------
     Total value of vehicle
      transactions.........         $212             $165,320      $  4,279  $  142,705
                                    ====             ========      ========  ==========

  Other revenues:

      Other revenues principally include licensing revenue, extended warranty commissions and finance fee income. Licensing revenues are recognized on a pro rata basis over the license period, generally ranging from three to twelve months. Depending upon the nature of extended warranty contracts sold, commissions on extended warranties are either recognized as revenue ratably over the lives of the underlying contracts or when the Company's obligation to refund any portion of the commissions upon customer termination expires. Finance fees are recognized as revenue upon acceptance of the customer's credit by the financing institution.

 Cost of Revenues

      Cost of revenues includes costs to purchase vehicles from dealers and direct costs related to licensing revenues.

 Sales and Marketing

      Sales and marketing expenses include offline and online marketing and advertising, creative and other marketing costs, sales promotion, compensation and benefit costs related to our sales and sales support staff and direct expenses associated with our sales force, including telecommunication costs. The Company recognizes advertising expense at the time the advertisement is first published. Advertising costs included in sales and marketing expenses totaled approximately $3,000 and $29.6 million for the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 and $12,000 and $12.3 million for the three months ended March 31, 1999 and 2000, respectively.

 Technology and Product Development

      Costs incurred by the Company to develop, enhance, manage, monitor and operate the Company's Web sites and related technologies are expensed as incurred.

 General and Administrative

      General and administrative expenses include compensation, employee benefits, office expenses, travel and other expenses for executive, finance, legal, business development, dealer relations and other corporate and support-functions personnel. General and administrative expenses also include fees for professional services, occupancy costs and recruiting of personnel.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


 Stock-based Charges

      Stock-based charges principally represent amortization of deferred stock compensation related to the grant of stock options, warrants or restricted stock to employees and consultants. Deferred compensation represents the difference between the deemed fair value of the underlying common stock for accounting purposes and the exercise price of options, warrants or restricted shares at the date of grant. Deferred compensation is amortized over the vesting period of applicable options, warrants and restricted stock, which is generally four years.

 Start-up Activities

      The Company has adopted the provisions of Statement of Position No. 98-5, "Reporting Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that the costs of start-up activities, including organization costs, be expensed as incurred. The adoption of SOP 98-5 did not have a material impact on the Company's consolidated financial position, results of operations, or cash flows.

 Concentration of Credit Risk

      Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents are deposited with major financial institutions, and at times may be in excess of FDIC insurance limits. The Company generally does not require collateral from its customers. As of December 31, 1999, no customer comprised greater than 10% of the accounts receivable balance, however, 16% of the Company's accounts receivable balance was due from the entity with which the Company jointly established CD1Financial (see Note 3). For the year ended December 31, 1999 and the three months ended March 31, 2000, no customer comprised greater than 10% of revenues. The Company did not have significant operations in 1998.

 Basic and Diluted Net Loss per Share

      Basic net loss per share is computed using the weighted average number of common shares outstanding during the period. Diluted net loss per share is computed using the weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of the incremental common shares issuable upon conversion of convertible promissory notes and convertible preferred stock (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury-stock method). Common equivalent shares are excluded from the computation of diluted net loss per share as their effect is antidilutive.

 Unaudited Pro Forma Net Loss Per Share

      Basic pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of the automatic conversion of the Company's preferred stock on a one-to-one basis into shares of the Company's Class A common stock, effective upon the closing of the Company's initial public offering ("IPO"), as if such conversion had occurred on the date the preferred stock was issued. Pro forma diluted net loss per share is computed using the pro forma weighted average number of common and common equivalent shares outstanding during the period. Common equivalent shares consist of convertible promissory notes (using the if-converted method) and shares issuable upon the exercise of stock options and warrants (using the treasury-stock method). Common equivalent shares are excluded from the computation of pro forma diluted net loss per share as their effect is antidilutive.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

 Unaudited Pro Forma Stockholders' Equity

      Effective upon the closing of the Company's IPO, the outstanding shares of the Company's convertible preferred stock will automatically convert into 48,373,296 shares of Class A common stock. The unaudited pro forma stockholders' equity amounts reflect the conversion as of March 31, 2000, including the 1,078,682 shares of preferred stock issued to UnitedAuto Group, Inc., Penske Automotive Group, Inc. and certain affiliated and associated companies (see Note 13).

 Comprehensive Income

      Comprehensive income includes all changes in equity (net assets) during a period from non-owner sources. For the period from October 9, 1998 (inception) through December 31, 1998, the Company's comprehensive loss was the same as its net loss. For the year ended December 31, 1999, the Company's comprehensive loss consisted of its net loss and cumulative translation adjustment. The tax effect of the translation adjustment was not significant.

 Foreign Currency Translation

      The functional currency of one of the Company's wholly owned subsidiaries is the local currency; accordingly, its financial statements are translated into United States dollars using the exchange rate at each balance sheet date for assets and liabilities and a weighted average exchange rate for revenues, expenses, gains and losses. Translation adjustments related to the balance sheet are included in accumulated other comprehensive income as a separate component of stockholders' equity.

 Segments

      Segments are reported using the management approach in which reportable segments are identified by reference to the Company's internal organization and the factors that management uses to make operating decisions and assess performance. The Company has two reportable segments consisting of its operations related to new vehicles and related automotive financial and extended warranty products, and its operations related to the licensing of decision-making support tools and content.

 Unaudited Interim Financial Information

      The interim consolidated financial statements of the Company for the three months ended March 31, 1999 and 2000 included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at March 31, 2000 and the results of its operations and its cash flows for the three months ended March 31, 1999 and 2000.

 Recently Issued Accounting Standards

      In June 1998, the Financial Accounting Standards Board issued Statement of Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 was amended by SFAS 137 in June of 1999 to delay the effective date of adoption to fiscal years beginning after June 15, 2000. SFAS 133 establishes new standards of accounting and reporting for derivative instruments and hedging activities. SFAS 133 requires that all derivatives be recognized at fair value in the statement of financial position, and that the corresponding gains and losses be reported either in the statement of operations

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

or as a component of comprehensive loss, depending on the type of hedging relationship that exists. To date, the Company has not engaged in any derivative or hedging activities and management does not believe that adoption of this statement will have a significant impact on the Company's consolidated financial position, results of operations, or cash flows.

      In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"), which provides additional guidance related to applying generally accepted accounting principles in financial statements. In March 2000, the SEC issued Staff Accounting Bulletin No. 101A, which requires implementation of SAB 101 no later than June 30, 2000. We have adopted the provisions of SAB 101. Implementation did not have a significant impact on the Company's consolidated financial position, results of operations, or cash flows.

NOTE 3--ACQUISITIONS

      During the year ended December 31, 1999, the Company made the acquisitions described below, each of which has been accounted for as a purchase. The consolidated statements of operations include the operating results of each business from the acquisition date.

 Autodata Marketing Systems Incorporated

      In July 1999, the Company purchased the issued and outstanding capital stock of Perga Capital Corp. ("Perga"), a Canadian holding company whose primary asset was the capital stock of Autodata. The aggregate purchase price was approximately $8.8 million, and was comprised of approximately $6.8 million in cash, approximately $265,000 in direct acquisition costs and the issuance of 210,000 shares of Class A common stock with a deemed fair value for accounting purposes of $1.7 million. In connection with the purchase, the Company issued an additional 390,000 shares of restricted Class A common stock to the stockholders of Perga, which vest over 4 years, subject to the continued employment of certain key Autodata employees, and subject to acceleration in the event of an IPO by the Company or a change of control transaction, as defined. The 390,000 shares have been accounted for as $3.1 million of deferred stock compensation, which is being amortized over the service periods of the key Autodata employees. During the year ended December 31, 1999 and the three months ended March 31, 2000, compensation expense included in stock-based charges related to the amortization of deferred stock compensation amounted to $325,000 and $195,000, respectively.

      Also in connection with the purchase, additional cash payments will be made within 90 days following September 2000, September 2001, and September 2002 equal to 50%, 45% and 35%, respectively, of Autodata's net income for the years then ended, after subtracting Autodata's net income for the year ended April 30, 1999. In the event that: a) the Company consummates an IPO, or b) there is a change of control (as defined), or c) the Company pays $1.7 million in exchange for cancellation of this contingent consideration, no additional cash consideration will be paid. The contingent consideration, if any, will be recorded as an increase to the purchase price at the time that the contingency lapses.

      The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed (the "Net Assets"). The excess of the purchase price over the Net Assets has been allocated to goodwill, and is being amortized on a straight-line basis over the average estimated useful life of three years. The identifiable intangible assets are being amortized on a straight-line basis over the average estimated useful life of three years.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      The following is a summary of the purchase price allocation at the date of the Autodata acquisition at estimated fair values (in thousands):

     Cash payment...................................................... $ 6,820
     Class A common stock issued.......................................   1,680
     Direct acquisition costs..........................................     265
                                                                        -------
           Total purchase price........................................ $ 8,765
                                                                        =======
     Allocation of purchase price:
       Tangible assets................................................. $ 1,268
       Liabilities assumed.............................................  (1,048)
       Intangible assets:
         Tradename.....................................................     135
         Technology....................................................     642
         Workforce in-place............................................     318
         Goodwill......................................................   7,450
                                                                        -------
                                                                        $ 8,765
                                                                        =======

 Potamkin Auto Center, Ltd.

      In October 1999, the Company acquired certain assets of Potamkin Auto Center, Ltd. ("Potamkin"). The aggregate purchase price was approximately $14.1 million and was comprised of 1,250,000 shares of Class A common stock with a deemed fair value for accounting purposes of $13.8 million, and $395,000 in direct acquisition costs. In conjunction with the acquisition, the Company also issued 400,000 shares of restricted Class A common stock, with a deemed fair value for accounting purposes of $4.4 million to the seller, one of the shareholders of which became an employee of the Company; such shares vest in quarterly increments of 33,333 commencing on December 31, 1999 and continuing through September 30, 2002, except that 33,337 shares will vest on September 30, 2002. Vesting of the shares is subject to the employee's continued employment on the dates specified; accordingly, the Company accounted for the restricted share grants as compensation and recorded $4.4 million as deferred stock compensation, which will be amortized over the employee's service period. During the year ended December 31, 1999 and the three months ended March 31, 2000, compensation expense included in stock-based charges related to the amortization of deferred stock compensation amounted to $251,000 and $377,000 respectively.

      The purchase price has been allocated to the tangible and identifiable intangible assets acquired (the "Acquired Assets"). The excess of the purchase price over the Acquired Assets has been allocated to goodwill that will be amortized on a straight-line basis over ten years. The identifiable intangible assets will be amortized on a straight-line basis over their estimated useful lives ranging from six months to ten years.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      The following is a summary of the purchase price allocation at the date of the Potamkin acquisition at estimated fair values (in thousands):

     Class A common stock issued...................................... $ 13,750
     Direct acquisition costs.........................................      395
                                                                       --------
           Total purchase price....................................... $ 14,145
                                                                       ========
     Allocation of purchase price:
       Tangible assets................................................ $     71
       Intangible assets:
         Tradename....................................................    1,220
         Inventory Supply Agreement...................................      710
         Workforce in-place...........................................      460
         Goodwill.....................................................   11,684
                                                                       --------
                                                                       $ 14,145
                                                                       ========

 CD1Financial.com, LLC

      In May 1999, the Company entered into master and operating agreements (the "Agreements") with another entity (the "Minority Member") to form and operate CD1Financial, in which the Company had a 51% member's interest, to provide automotive related financial products, including leases, loans and extended warranties to the Company's customers. In conjunction with the Agreements, the Company issued a warrant to the Minority Member that entitled it to purchase the number of shares of Class A common stock which constituted that percentage of the Company's pro forma fully diluted Preferred Stock and Class A common stock prior to an IPO or change in control, as defined (an "Event"), equal to the value of the Minority Member's interest divided by the combined value of CD1Financial and the Company immediately prior to completion of an Event.

      On December 16, 1999, the Company entered into an agreement with the Minority Member whereby the Company: a) purchased the Minority Member's 49% interest in exchange for $2.0 million in cash, and b) terminated the master agreement in exchange for approximately $30.9 million in cash. Additionally, in connection with the purchase, the parties agreed that the warrant would become immediately exercisable and non-forfeitable for 2,085,970 shares of Class A common stock at an exercise price of $0.01. The warrant resulted in an increase in goodwill and additional paid-in capital of approximately $29.6 million, its deemed fair value for accounting purposes.

      The estimated fair values of the tangible and intangible assets acquired and the liabilities assumed approximated their historical cost bases, and the excess of purchase price over the net assets acquired of approximately $60.7 million was allocated to goodwill, which is being amortized on a straight-line basis over a three year life. Direct transaction costs related to the acquisition amounted to $20,000.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      The following unaudited summarized pro forma summary information presents consolidated results of operations as if the Autodata, Potamkin and CD1Financial acquisitions had been completed at October 9, 1998 (inception) and January 1, 1999, respectively, and are not necessarily indicative of the consolidated results of operations of the Company that would have occurred had the acquisitions been completed at the beginning of the periods specified, nor are they necessarily indicative of future operating results. The pro forma amounts give effect to certain adjustments, including the amortization of intangibles and goodwill (in thousands, except per share data).

                                                        For the
                                                      period from
                                                      October 9,
                                                         1998
                                                      (inception)
                                                        through    Year ended
                                                       December     December
                                                       31, 1998     31, 1999
                                                      -----------  ----------
                                                      (Unaudited)  (Unaudited)
     Revenues........................................   $37,639    $  125,687
     Net loss........................................   $(7,227)    $(100,617)
     Net loss per share..............................   $ (0.63)   $    (3.31)
     Basic and diluted weighted average shares.......    11,514        30,422

NOTE 4--COMPONENTS OF CERTAIN BALANCE SHEET CAPTIONS

                                                                  December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 ----- --------
                                                                 (in thousands)
     Accounts receivable, net:
       Accounts receivable...................................... $ --  $ 14,464
       Allowance for doubtful accounts..........................   --       228
                                                                 ----- --------
                                                                 $ --  $ 14,236
                                                                 ===== ========
     Prepaid expenses and other current assets:
       Prepaid advertising...................................... $ --  $  2,079
       Capitalized Web-site software costs, net.................   --     1,972
       Other....................................................   --       674
                                                                 ----- --------
                                                                 $ --  $  4,725
                                                                 ===== ========
     Property and equipment:
       Computer equipment and purchased software................ $   2 $  6,164
       Furniture and equipment..................................   --     1,516
       Vehicles.................................................   --     1,453
       Leasehold improvements...................................   --     2,917
                                                                 ----- --------
                                                                     2   12,050
       Less, accumulated depreciation and amortization..........   --     (771)
                                                                 ----- --------
                                                                 $   2 $ 11,279
                                                                 ===== ========

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      Included in property and equipment is approximately $2.3 million of computer equipment acquired under capital leases with amortization and accumulated amortization of approximately $179,000 at December 31, 1999 (in thousands).

                                                                  December 31,
                                                                  -------------
                                                                  1998   1999
                                                                  ----- -------
     Goodwill and other intangible assets:
       Goodwill.................................................. $ --  $80,111
       Tradenames................................................   --    1,360
       Inventory supply agreement................................   --      710
       Technology................................................   --      668
       Workforce in-place........................................   --      792
                                                                  ----- -------
                                                                    --   83,641
     Accumulated amortization....................................   --   (2,525)
                                                                  ----- -------
                                                                  $ --  $81,116
                                                                  ===== =======


                                                                   December 31,
                                                                   ------------
                                                                   1998  1999
                                                                   ---- -------
     Accounts payable and accrued expenses
       Accounts payable........................................... $105 $17,044
       Accrued expenses...........................................  --    1,614
       Liability under inventory supply agreement.................  --    5,638
       Book overdrafts............................................  --   12,016
                                                                   ---- -------
                                                                   $105 $36,312
                                                                   ==== =======

      As part of the Potamkin asset acquisition, the Company entered into an inventory supply agreement with the seller requiring that inventory be acquired with the proceeds of the financing agreement between the seller and Chrysler Financial Corporation (the "Lender"). Under the terms of this inventory supply agreement, the Company reimburses the seller for costs incurred in providing this financing arrangement. The financing agreement grants the Lender a collateral interest in the specific inventory and generally requires the repayment of amounts financed upon sale of inventoried vehicles. The amounts payable by the Company under the inventory supply agreement are recorded in accounts payable and accrued expenses in the accompanying consolidated financial statements, and amounted to $5.6 million at December 31, 1999.

NOTE 5--NOTES PAYABLE

 Convertible Promissory Notes

      In July 1999, the Company executed a $79,000 convertible promissory note without a stated interest rate that was due in July 2000, unless converted. The principal balance was converted in October 1999 into 5000 shares of Series D preferred stock issued in the Company's subsequent round of equity financing. The number of shares of preferred stock into which the convertible promissory note was converted was determined by dividing the outstanding principal balance by the preferred stock price per share paid by the outside investors in that financing.

      In September 1999, the Company executed a $490,000 convertible promissory note that bears interest at a rate of 3.00% per annum and is due the earlier of September 2003 or the date the note holder's designee

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

ceases to be a director of the Company as a result of certain circumstances, as defined. The convertible promissory note will convert into Series C preferred stock in each of the years from September 2000 to 2003 in the amount of $123,000 unless the note holder elects not to convert. In April 2002, the unpaid balance plus accrued interest will automatically convert into Class A common stock if, prior to April 2000, the Company has completed an initial public offering, unless the note holder elects not to convert. In the event an initial public offering is consummated between April 2000 and August 2001, the unpaid balance plus accrued interest will automatically convert into Class A common stock two years following the consummation of the initial public offering, unless the note holder elects not to convert. The conversion price for both the Series C preferred stock and Class A common stock of $2.86 per share was less than the deemed fair values of each of the securities on the commitment date of the convertible promissory note. As a result, the total amount of the convertible promissory note proceeds was allocated to the beneficial conversion feature and is being amortized to interest expense over a four year period using the effective interest method.

 Note Payable

      In June 1999, the Company executed a $150,000 unsecured note payable that bears interest at a rate of 6.00% per annum and is due in monthly payments of principal and interest of $17,000. As of December 31, 1999, approximately $17,000 was outstanding on this note.

NOTE 6--INCOME TAXES

      For the period October 9, 1998 (inception) through January 31, 1999, the Company was included in the consolidated federal income tax returns of its majority shareholder. Accordingly, the Company's net operating losses for the period October 9, 1998 (inception) through January 31, 1999 are subject to utilization by its majority shareholder consolidated tax reporting group. The Company and its majority shareholder have entered into a tax-sharing agreement whereby the Company will be reimbursed for the tax benefit of net operating losses it otherwise could have used had it not joined its majority shareholder's consolidated tax group, at the time that the losses would have been utilized by the Company on a stand-alone basis.

      For United States tax reporting purposes, Autodata, which was acquired in July of 1999, is deemed to be a disregarded entity; thus all of its activities are subject to taxation in the United States. For Canadian tax purposes, AutoData is treated as a separate legal entity and will be subject to Canadian income taxes.

      As a result of net operating losses, the Company has not recorded a provision for United States income taxes for the period from October 9, 1998 (inception) to December 31, 1998 and the year ended December 31, 1999. However, for the year ended December 31, 1999, a foreign tax provision was recorded as a result of operations in Canada, as follows (in thousands):

                                                          Current Deferred Total
                                                          ------- -------- -----
     Federal.............................................  $--     $ --    $--
     State...............................................   --       --     --
     Foreign.............................................   307      --     307
                                                           ----    -----   ----
                                                           $307    $ --    $307
                                                           ====    =====   ====

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      The provision for income taxes differs from the amount of income tax benefit determined by applying the applicable United States statutory federal income tax rate to pretax loss from continuing operations as a result of the following differences (in thousands):

                                                 October 9, 1998   Year ended
                                                 (inception) to   December 31,
                                                December 31, 1998     1999
                                                ----------------- ------------
     Income tax benefit at federal statutory
      rates....................................       $ (49)        $(25,206)
     Difference in provision for income taxes
      resulting from:
       Non-deductible items....................         --             3,134
       Valuation allowance.....................          49           22,379
                                                      -----         --------
         Provision for income taxes............       $ --          $    307
                                                      =====         ========

      The components of deferred tax assets and the related valuation allowance at December 31, 1998 and 1999 are as follows (in thousands):

                                                                 December 31,
                                                                 --------------
                                                                 1998    1999
                                                                 ----  --------
     Depreciation and amortization.............................. $--   $    821
     Allowance for doubtful accounts............................  --         93
     Foreign taxes..............................................  --        307
     Net operating loss carryforwards...........................   57    24,494
                                                                 ----  --------
       Total gross deferred tax assets..........................   57    25,715
     Less: valuation allowance..................................  (57)  (25,715)
                                                                 ----  --------
       Net deferred tax assets.................................. $--   $    --
                                                                 ====  ========

      The Company has recorded a 100% valuation allowance against its deferred tax assets as management believes that it is more likely than not that the benefit will not be realized based on the Company's future estimated operating results.

      As of December 31, 1999, the Company had net operating loss carryforwards for federal and state income tax purposes of approximately $60.9 million and $141,000 respectively. Of the net operating losses generated for the year ended December 31, 1999, approximately $260,000 are included in the tax return of the majority shareholder's consolidated tax group and thus subject to utilization by the majority shareholder's consolidated tax group. The net operating losses have 20-year and 8-year carryforward periods for federal and state income tax purposes, respectively. Utilization of the above carryforwards may be subject to utilization limitations, which may inhibit the Company's ability to use its carryforwards in the future.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


NOTE 7--CAPITALIZATION

 Convertible Preferred Stock

      The following table summarizes the Series A, Series B, Series C and Series D activity for the period from October 9, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the three months ended March 31, 2000 (in thousands, except share data):

                             Series A          Series B         Series C           Series D
                         ----------------- ---------------- ----------------- -------------------
                           Shares   Amount  Shares   Amount  Shares   Amount    Shares    Amount
                         ---------- ------ --------- ------ --------- ------- ---------- --------
Balance at October 9,
 1998 (inception).......        --   $--         --  $  --        --  $   --         --  $    --
Issuance of Series A.... 10,000,000    91        --     --        --      --         --       --
                         ----------  ----  --------- ------ --------- ------- ---------- --------
Balance at December 31,
 1998................... 10,000,000    91        --     --        --      --         --       --
Issuance of Series B....        --    --   9,558,571  7,328       --      --         --       --
Issuance of Series C....        --    --         --     --  9,757,523  22,683        --       --
Issuance of Series D....        --    --         --     --        --      --  17,005,266  268,318
Stockholder note
 receivable.............        --    --         --     --        --      --         --   (65,000)
                         ----------  ----  --------- ------ --------- ------- ---------- --------
Balance at December 31,
 1999................... 10,000,000    91  9,558,571  7,328 9,757,523  22,683 17,005,266  203,318
Issuance of Series D....        --    --         --     --        --      --     973,254   16,249
Collection of
 stockholder note
 receivable.............        --    --         --     --        --      --         --    65,000
                         ----------  ----  --------- ------ --------- ------- ---------- --------
Balance at March 31,
 2000................... 10,000,000  $ 91  9,558,571 $7,328 9,757,523 $22,683 17,978,520 $284,567
                         ==========  ====  ========= ====== ========= ======= ========== ========

      Convertible preferred stock (the "Preferred Stock") consisted of the following as of March 31, 2000 (in thousands, except share and per share data):


                      Par   Issuance Price                Shares    Liquidation
                     Value     Per Share     Authorized Outstanding    Value
                     ----- ----------------- ---------- ----------- -----------
     Series A....... $.001 $            0.01 10,000,000 10,000,000   $    150
     Series B....... $.001 $            0.77  9,558,572  9,558,571      7,360
     Series C....... $.001 $ 2.33 and $ 2.67  9,945,000  9,757,523     22,735
     Series D....... $.001 $15.76 and $17.34 19,624,366 17,978,520    283,341
                                             ---------- ----------   --------
                                             49,127,938 47,294,614   $313,586
                                             ========== ==========   ========

      Each holder of Preferred Stock is entitled to the number of votes determined on an as-converted basis, as if the Preferred Stock has been converted into Class A common shares in the manner described below. The holders of the Series A, B, C and D Preferred Stock are entitled to receive noncumulative dividends in an amount equal to $0.02, $0.08, $0.19 and $1.26 per annum, respectively, when and if declared by the Company's board of directors. In the event of any liquidation, dissolution or winding up of the Company, including a change of control, as defined, the holders of Series A, B, C and D Preferred Stock are entitled to receive $0.015, $0.77, $2.33 and $15.76 per share, respectively, plus declared but unpaid dividends on each share.

      Each share of the Series A, B, C and D Preferred Stock is convertible, at the option of the holder, at any time, into the number of Class A common shares determined by dividing the applicable original issue price of such shares of Preferred Stock by the conversion price (the "Conversion Price"). The Conversion Price per share of Series A, B, C and D Preferred Stock is $0.015, $0.77, $2.33 and $15.76, respectively. Each share of Preferred Stock will automatically be converted into shares of Class A common stock at the then effective

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)

Conversion Price upon the earlier of (i) the closing of an IPO with gross proceeds to the Company of not less than $20.0 million at a per share offering price of at least $7.00, or (ii) the consent of holders of not less than 50% of the outstanding shares of each series of Preferred Stock.

      In October 1999, the Company executed a promissory note with a current stockholder in the principal amount of $65.0 million bearing interest at 5.54% per annum that was due in January 2000. The promissory note was issued by the stockholder to the Company in exchange for Series D Preferred Stock issued to the stockholder. In connection with the promissory note, the Company and the note holder entered into a pledge agreement in which the shares of the Series D preferred stock were pledged against the promissory note. This note was paid in January 2000.

      In November 1999, the Company issued a warrant to an employee to purchase 200,000 shares of Series D Preferred Stock at an exercise price of $15.76 per share that is exercisable at any time through November 4, 2004. In January 2000, the Company issued a warrant to an employee to purchase 100,000 shares of Series D Preferred Stock at an exercise price of $15.76 per share, exercisable at any time through January 13, 2004.

 Common Stock Issued For Goods and Services

      During the year ended December 31, 1999, the Company issued 1,095,195 shares of the Company's Class A common stock for goods and services and recorded stock-based charges of approximately $3.8 million. Principally all of these shares were issued to a related party.

 Issuance of Class B Common Stock

      In December 1999, the Company issued 2,050,000 shares of its Class B common stock for $17.34 per share to a current stockholder, resulting in gross proceeds of approximately $35.5 million. Each share of Class B common stock has 20 votes and shall vote together with the shares of the Company's Class A common stock as a single class.

      Each share of Class B common stock shall be converted at the option of the holder thereof, at any time after the date of issuance, into one share of Class A common stock. Upon the transfer or disposition of any share of Class B common stock to any person or entity other than to an affiliate of the current stockholder, each such share of Class B common stock shall automatically be converted into one share of Class A common stock. If and when the current stockholder or its affiliates collectively cease to hold and have the right to direct the vote of at least 20% of the shares of the Company's outstanding capital stock, each outstanding share of Class B common stock shall automatically be converted into one share of Class A common stock.

 Repurchase of Common Stock

      In October 1999, the Company repurchased 400,000 shares of Class A common stock issued to a former employee for $0.001 per share.

                             CARSDIRECT.COM, INC.

(All interim information relating to the three months ended March 31, 1999 and
                              2000 is unaudited)


NOTE 8--STOCK OPTIONS AND WARRANTS

 Stock Option Plan

      In October 1998, the Company adopted the 1998 Stock Plan (the "1998 Stock Plan") under which a total of 10,000,000 shares of Class A common stock were reserved for issuance with respect to stock option grants. In January 2000, the board of directors approved increasing the shares of Class A common stock reserved for issuance under the 1998 Stock Plan to 11,000,000. At March 31, 2000, 244,917 shares were available for future grants. The 1998 Stock Plan provides for the granting of nonstatutory and incentive stock options to employees, officers, directors and consultants of the Company. Stock purchase rights may also be granted under the 1998 Stock Plan. Options granted generally begin vesting over a four-year period, with 5% of the shares vesting immediately upon grant, an additional 10% vesting six months after the grant date, and the remaining options vesting on a quarterly basis over the remaining 42 months. Options generally expire ten years from the date of grant. In addition, certain employees have options that have accelerated vesting provisions upon certain events, including the closing of an initial public offering by the Company or the transfer of ownership of 50% or more of the Company's common stock.

      The following table summarizes activity under the 1998 Stock Plan:

                                                                        Weighted
                                                                        Average
                                           Number of      Price per     Exercise
                                            shares          Share        Price
                                          -----------  ---------------- --------
     Options outstanding at October 9,
      1998 (inception)..................          --   $            --   $  --
      Granted...........................      376,925  $          0.001  $0.001
      Exercised.........................     (315,000) $          0.001  $0.001
                                          -----------
     Options outstanding at December 31,
      1998..............................       61,925  $          0.001
      Granted...........................   10,238,839  $0.001 to $ 5.00  $ 1.00
      Exercised.........................   (7,024,504) $0.001 to $ 5.00  $ 0.66
      Forfeited/expired.................     (395,719) $0.15  to $ 5.00  $ 0.46
                                          -----------
     Options outstanding at December 31,
      1999..............................    2,880,541  $0.001 to $ 5.00  $ 1.91
      Granted...........................    1,196,157  $ 5.00 to $10.00  $ 6.79
      Exercised.........................     (866,096) $ 0.15 to $ 6.00  $ 4.56
      Forfeited/expired.................     (247,419) $ 0.15 to $10.00  $ 1.40
                                          -----------
     Options outstanding at March 31,
      2000..............................    2,963,183  $0.001 to $10.00  $ 3.14
                                          ===========
     Options available for future
      grant.............................      244,917
                                          ===========

      Additional information with respect to outstanding options as of March 31, 2000 is as follows:

                  Options Outstanding                              Options Exercisable
        ------------------------------------------------          -------------------------------
                           Average
                          Remaining
                         Contractual           Average            Number            Average
        Number of           Life               Exercise             of              Exercise
         Shares          (in years)             Price             Shares             Price
        ---------        -----------           --------           ------            --------
            5,000           8.56                $0.001              1,660            $0.001
          196,558           9.01                $ 0.15            153,692            $ 0.15
          871,354           9.31                $ 0.35            103,145            $ 0.35
            1,500           9.08                $ 0.70              1,500            $ 0.70
            4,598           9.34                $ 0.77              4,598            $ 0.77
          692,286           9.52                $ 1.50             53,844            $ 1.50
          661,355           9.72                $ 5.00             66,258            $ 5.00
          102,382           9.88                $ 6.00              7,339            $ 6.00
          133,500           9.92                $ 8.00              6,675            $ 8.00
          294,650           9.98                $10.00            118,499            $10.00
        ---------                                                 -------
        2,963,183           9.54                $ 3.14            517,210            $ 3.40
        =========                                                 =======

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      In June 1999, the Company issued two warrants to an employee allowing the employee to purchase a total of 100,000 shares of the Company's Class A common stock at an exercise price of $2.33 per share. The first warrant was exercisable and non-forfeitable into 50,000 shares of the Company's Class A common stock when the Company's board of directors determined that the fair market value of the Class A common stock was equal to or greater than $2.33 per share, which occurred in November 1999. The second warrant was exercisable into 50,000 shares of the Company's Class A common stock upon the earliest of an IPO, a change in control, as defined, an involuntary termination of the employee within 12 months of the appointment of a new President or Chief Executive Officer, or June 2004. In November 1999, the board of directors amended the second warrant to allow the employee to early exercise and purchase 50,000 shares of the Company's Class A common stock, however such shares are subject to repurchase by the Company until one of the previous conditions for exercising the warrant occurs. The Company recorded and fully amortized deferred stock compensation of $167,000 for these warrants during the year ended December 31, 1999.

      For the period from October 9, 1998 (inception) through December 31, 1998 and during the year ended December 31, 1999, notes receivable were exchanged for the exercise of certain options, with interest rates ranging from 4.47% to 6.08% per annum. The notes receivable are generally due over a four-year period, are full-recourse and are collateralized by the common stock issued pursuant to the option exercise. As of December 31, 1998 and December 31, 1999, receivables approximating $0 and $4.4 million, respectively, were due from officers and directors of the Company. For the period from October 9, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000 interest income of approximately $0, $69,000, $0 and $154,000, respectively, was recognized on these notes.

      Options grants during the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 resulted in a total deferred stock compensation of $0 and $59.1 million, respectively, which amounts have been included in deferred stock compensation in stockholders' equity. During the period from October 9, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, compensation expense included in stock-based charges in the consolidated statements of operations amounted to $0, $9.2 million, $44,000 and $8.4 million, respectively.

 Fair Value Disclosure

      The Company calculated the fair value of each option on the date of grant using the minimum value option-pricing model as prescribed by SFAS 123 using the following assumptions:

                                                    For the period
                                                   from October 9,
                                                   1998 (inception)  Year ended
                                                   through December December 31,
                                                       31, 1998         1999
                                                   ---------------- ------------
        Risk-free interest rate...................         5%             5%
        Expected term (years).....................         4              4
        Dividend yield............................         0%             0%
        Expected volatility.......................         0%             0%

      Under the fair-value model, compensation expense associated with stock-based compensation plans would not have resulted in a material difference from the reported net loss for the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      For the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999, the Company granted 26,925 and 68,597 stock options to non-employee consultants, respectively, that are exercisable into the Company's Class A common stock, under terms substantially the same as those for options issued to employees. The options were valued using the fair-value method with the following weighted average assumptions:

                                                    For the period
                                                   from October 9,
                                                   1998 (inception)  Year ended
                                                   through December December 31,
                                                       31, 1998         1999
                                                   ---------------- ------------
        Risk-free interest rate...................          5%             5%
        Expected term (years).....................       7-10           7-10
        Dividend yield............................          0%             0%
        Expected volatility.......................         58%            58%

      The weighted average fair values of the options issued to non-employees during the period from October 9, 1998 (inception) through December 31, 1998 and the year ended December 31, 1999 were $0.001 and $2.14 per share, respectively. The Company recorded total deferred stock compensation of $657,000 for these stock options, which has been included in deferred stock compensation in stockholders' equity. During the year ended December 31, 1999 and the three months ended March 31, 1999 and 2000, compensation expense included in stock-based charges related to the amortization of the deferred stock compensation amounted to approximately $368,000, $3,800 and $100,000, respectively. The deferred compensation amount related to non-employee options will be adjusted over the service period of these consultants based on changes in the deemed fair value of the Company's Class A common stock.

NOTE 9--SEGMENTS AND GEOGRAPHIC INFORMATION

      Our reportable segments consist of new vehicle and related transactions and licensing of support tools and content. New vehicle operations are conducted in the United States and support tools and content operations are based in Canada. Segment data include intersegment revenues and reflect the allocation of all corporate-headquarters costs to our operating segments. We evaluate the performance of our segments and allocate resources to them accordingly. During 1998, we had one reportable segment domiciled in the United States.

      Our reportable segment geographic information for the year ended December 31, 1999 was as follows (in thousands):

                                                                           Long-
                                                               Loss from   Lived
                                                     Revenues  Operations Assets
                                                     --------  ---------- -------
     United States
       Third Parties................................ $14,006    $72,317   $84,056
       Intersegment.................................     --         788       --
                                                     -------    -------   -------
                                                      14,006     73,105    84,056
                                                     -------    -------   -------
     Canada
       Third Parties................................   1,959      1,554     8,339
       Intersegment.................................    (788)       --        --
                                                     -------    -------   -------
                                                       1,171      1,554     8,339
                                                     -------    -------   -------
                                                     $15,177    $74,659   $92,395
                                                     =======    =======   =======

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


NOTE 10--NET LOSS PER SHARE

      The following table sets forth the computation of basic, diluted and pro forma net loss per share for the periods indicated (in thousands, except share and per share data):

 Historical Presentation

                             For the period
                            from October 9,
                            1998 (inception)     Year     Three months ended
                                through         ended          March 31,
                              December 31,   December 31, --------------------
                                  1998           1999       1999       2000
                            ---------------- ------------ --------  ----------
Net loss...................     $  (141)      $  (72,325) $   (667) $  (43,096)
                                =======       ==========  ========  ==========
Weighted average common
 shares outstanding........      24,855        2,031,276   342,500   6,928,279
                                =======       ==========  ========  ==========
  Basic and diluted net
   loss per common share...     $ (5.67)      $   (35.61) $  (1.95)     $(6.22)
                                =======       ==========  ========  ==========

 Pro forma Presentation, assuming conversion of Preferred Stock (see Notes 2 and 7)

                                                    Year ended    Three months
                                                   December 31,  ended March 31,
                                                       1999           2000
                                                   ------------  ---------------
Shares used above in historical computation......    2,031,276       6,928,279
Weighted average effect of redeemable convertible
 preferred stock
  Series A.......................................   10,000,000      10,000,000
  Series B.......................................    8,256,114       9,558,571
  Series C.......................................    6,474,156       9,928,852
  Series D.......................................    2,555,743      17,101,625
                                                   -----------     -----------
    Unaudited pro forma weighted average shares
     outstanding.................................   29,317,289      53,517,326
                                                   ===========     ===========
    Unaudited pro forma basic and diluted net
     loss per common share.......................  $     (2.47)    $     (0.81)
                                                   ===========     ===========

      The diluted per share computations exclude unvested restricted common stock, warrants and common stock options which were antidilutive. The number of shares excluded from the diluted net loss per common share computation was 8,665,864 for the year ended December 31, 1999 and 2,292,533 and 9,148,268 for the three months ended March 31, 1999 and 2000, respectively. Excluded restricted common stock, warrants and common stock options in 1998 were insignificant.

NOTE 11--COMMITMENTS AND CONTINGENCIES

 Leases

      During 1999, the Company entered into several capital lease agreements to purchase computer equipment at interest rates ranging from 10% to 19% per annum. The Company leases its principal United States and Canadian facilities under operating leases, with periodic rate increases, which expire through 2004, if not renewed.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


      Future minimum lease payments under noncancelable operating and capital leases are as follows (in thousands):

                                                               Operating Capital
     Year Ending December 31:                                  --------- -------
       2000...................................................  $1,715   $1,114
       2001...................................................     940      953
       2002...................................................     851      121
       2003...................................................     842      121
       2004 and thereafter....................................     717      100
                                                                ------   ------
                                                                $5,065    2,409
                                                                ======
       Less amounts representing interest.....................              288
                                                                         ------
       Present value of future lease payments.................            2,121
       Less current portion...................................              944
                                                                         ------
                                                                         $1,177
                                                                         ======

      Total rent expense under operating leases for the period from October 9, 1998 (inception) through December 31, 1998, the year ended December 31, 1999 and the three months ended March 31, 1999, and 2000 approximated $0, $764,000, $12,000 and $199,000, respectively.

      Subsequent to the acquisition of certain assets of Potamkin (see Note 3), the Company leases certain of its facilities from the seller under operating leases expiring through May 2004, and providing for renewals through May 2014. Total rent expense under related party leases was $72,000 and $94,000 monthly and amounted to $143,000 and $282,000 for the year ended December 31, 1999 and the three months ended March 31, 2000, respectively.

 Contingencies

      From time to time, the Company has been party to various litigation and administrative proceedings relating to claims arising from its operations in the normal course of business. Based on the information presently available, including discussion with counsel, management believes that resolution of these matters will not have a material adverse effect on the Company's business, consolidated results of operations, financial condition, or cash flows.

      Gregory Brogger, the former Chief Operating Officer of the Company, filed a complaint on September 30, 1999 in Los Angeles County Superior Court naming CarsDirect.com, CD1Financial and Bank One as defendants. The complaint alleged a single cause of action for breach of contract against CD1Financial, and claims for intentional and negligent interference with contract against the Company, one of the Company's shareholders and Bank One. Mr. Brogger claimed in the suit that CD1Financial, at the urging of the other defendants, breached a purported employment agreement with CD1Financial by terminating him without cause. As a result, Mr. Brogger claimed he is entitled to a 5.75% ownership interest in CD1Financial, an amount he estimated to be worth $33 million. In addition, he sought general and compensatory damages, punitive damages and his costs of suit. Following the filing of the complaint, the Company and the other defendants agreed to mediate and arbitrate Mr. Brogger's claims. Mr. Brogger dismissed his action on January 14, 2000 without prejudice. The parties have unsuccessfully mediated the case, and are now proceeding to a binding arbitration of Mr. Brogger's claims in June 2000. The Company has denied that it is liable to Mr. Brogger in any amount and intends to vigorously defend against Mr. Brogger's allegations.

                             CARSDIRECT.COM, INC.

(All interim information relating to the three months ended March 31, 1999 and
                              2000 is unaudited)


      On October 22, 1999, Trilogy Software and carOrder.com filed an action in the United States District Court for the Western District of Texas asserting claims against CarsDirect.com and its subsidiary, Autodata. In the complaint, Trilogy alleges that CarsDirect.com and Autodata have infringed Trilogy's United States patent entitled "Method and Apparatus for Maintaining and Configuring Systems," and that such infringement is willful. Trilogy and carOrder also allege that CarsDirect.com and Autodata tortiously interfered with a license agreement between Trilogy and Intellichoice relating to automobile industry data. Trilogy seeks, among other things, triple damages in an unspecified amount, preliminary and permanent injunctive relief and attorneys' fees and costs. CarsDirect.com and Autodata have filed an answer to the complaint denying the material allegations and asserting defenses including, among others, that the Trilogy patent is invalid, unenforceable and not infringed. The Company intends to vigorously defend itself against the allegations.

 Letter of Credit

      During 1999 the Company entered into various irrevocable letters of credit totaling $1.1 million. The letters of credit are for one-year periods and are subject to automatic renewal provisions. No amounts were outstanding under these letters of credit at December 31, 1999. Principally all of the letters of credit are secured by certificates of deposit totaling $1.1 million, which are included in other assets in the accompanying consolidated financial statements.

 Employment Agreements

      The Company has entered into employment agreements with certain members of management.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


NOTE 12--SUPPLEMENTAL CONSOLIDATED CASH FLOW INFORMATION

                                                                   Three months
                                  For the period from                  ended
                                    October 9, 1998    Year ended    March 31,
                                  (inception) through December 31, -------------
                                   December 31, 1998      1999     1999   2000
                                  ------------------- ------------ ----- -------
                                                  (in thousands)
Supplemental disclosures of cash
 flows:
  Cash paid for interest .......         $ --           $   113    $ --  $   205
                                         ====           =======    ===== =======
  Cash paid for taxes...........         $ --           $   --     $ --  $     8
                                         ====           =======    ===== =======
Non-cash investing and financing
 activities:
  Notes receivable from
   stockholders in connection
   with exercise of stock
   options......................         $ --           $ 4,414    $ --  $ 3,837
                                         ====           =======    ===== =======
  Notes receivable from majority
   stockholder in connection
   with Class B common stock....         $ --           $65,000    $ --  $   --
                                         ====           =======    ===== =======
  Issuance of 1,095,195 shares
   of Class A common stock for
   goods and services...........         $ --           $ 3,830    $ --  $   --
                                         ====           =======    ===== =======
  Issuance of note payable for
   professional services........         $ --           $   229    $ --  $   --
                                         ====           =======    ===== =======
  Equipment obtained under
   capital lease................         $ --           $ 2,262    $ --  $   910
                                         ====           =======    ===== =======
  Shares of Class A common stock
   issued for the Autodata
   acquisition..................         $ --           $ 4,800    $ --  $   --
                                         ====           =======    ===== =======
  Shares of Class A common stock
   issued for the Potamkin
   acquisition..................         $ --           $18,150    $ --  $   --
                                         ====           =======    ===== =======
  Warrant to purchase Class A
   common stock related to the
   acquisition of CD1Financial
   minority interest............         $ --           $29,579    $ --  $   --
                                         ====           =======    ===== =======
  Shares of Series D preferred
   stock issued for goods and
   services.....................         $ --           $   --     $ --  $10,734
                                         ====           =======    ===== =======

NOTE 13--SUBSEQUENT EVENTS (UNAUDITED)

 Strategic Alliance

      In May 2000, the Company entered into a strategic relationship with Penske Automotive Group, Inc. and UnitedAuto Group, Inc. for vehicle sourcing and other services. As consideration, the Company granted to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies warrants to purchase an aggregate of 7,939,339 shares of Series D preferred stock at an exercise price of $15.76 per share. Separately, the Company sold to the aforementioned entities 1,078,682 shares of Series D preferred stock at $15.76 per share, or a total of $17.0 million.

 Leased Facility

      In April 2000, the Company leased an additional facility for its sales and operations departments under an operating lease expiring in November 2005. Annual rentals of $504,000 will commence upon occupancy, anticipated in November 2000.

                              CARSDIRECT.COM, INC.

 (All interim information relating to the three months ended March 31, 1999 and
                               2000 is unaudited)


 Authorization for IPO

      In May 2000, the board of directors authorized the filing of a registration statement with the Securities and Exchange Commission that would permit the Company to sell shares of its Class A common stock in connection with a proposed IPO. If the IPO is consummated under the terms presently anticipated, upon the closing of the proposed IPO, all of the then-outstanding shares of the Company's preferred stock will automatically convert into shares of Class A common stock on a one-for-one basis.

 Employee Benefit Plan

      The board of directors approved a 401(k) Profit Sharing Plan (the "Plan"), to be effective March 2000, to be available to all employees who meet the Plan's eligibility requirements. Under the Plan, participating employees may defer a percentage (not to exceed 15%) of their eligible pretax earnings up to the Internal Revenue Service's annual contribution limit. Company matching and profit sharing contributions are discretionary.

 Stock Option Plan

      In May 2000, the board of directors approved increasing the shares of Class A common stock reserved for issuance under the 1998 Stock Plan to 11,500,000.

                                AUDITORS' REPORT

To the Directors of
Perga Capital Corp. (formerly R. L. Perrier Investments Limited)

      We have audited the balance sheets of Perga Capital Corp. as at April 30, 1998 and 1999, and the statements of operations and deficit, and cash flows for the years ended April 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1998 and 1999, and the results of its operations and its cash flow for the years ended April 30, 1998 and 1999 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

London, Ontario, Canada
October 27, 1999

                              PERGA CAPITAL CORP.

                                 BALANCE SHEETS

                         As at April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                                   1998   1999
                                                                   -----  -----
                                                                       (in
                                                                   thousands)
ASSETS
------
Current assets:
  Cash............................................................ $   3  $   1
  Accounts receivable.............................................     5      5
  Income taxes recoverable (note 7)...............................   --      13
                                                                   -----  -----
                                                                       8     19
Advances to a significantly influenced company (note 3)...........   151    310
Investment in significantly influenced company (note 4)...........   --     --
                                                                   -----  -----
                                                                   $ 159  $ 329
                                                                   =====  =====
LIABILITIES AND SHAREHOLDERS' (DEFICIT) EQUITY
----------------------------------------------
Current liabilities:
  Non-interest bearing advances from a shareholder................ $ 223  $ 232
                                                                   -----  -----
                                                                     223    232
                                                                   -----  -----
Shareholders' (deficit) equity:
  Capital stock (note 6)..........................................   --     --
  Contributed surplus.............................................   222    222
  Deficit.........................................................  (286)  (125)
                                                                   -----  -----
                                                                     (64)    97
                                                                   -----  -----
                                                                   $ 159  $ 329
                                                                   =====  =====


              See accompanying notes to the financial statements.

                              PERGA CAPITAL CORP.

                      STATEMENTS OF OPERATIONS AND DEFICIT

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                                  1998   1999
                                                                  -----  -----
                                                                      (in
                                                                  thousands)
Net sales revenue                                                 $ --   $ --
                                                                  -----  -----
General and administrative expenses..............................    11      8
Interest expense.................................................     1      3
Share of loss (income) in significantly influenced company.......    12   (160)
                                                                  -----  -----
                                                                     24   (149)
                                                                  -----  -----
(Loss) earnings before income taxes..............................   (24)   149
Recovery of income taxes (note 7)................................    (1)   (13)
                                                                  -----  -----
Net (loss) earnings for the year.................................   (23)   162
Deficit--Beginning of year.......................................  (263)  (286)
                                                                  -----  -----
Deficit--End of year............................................. $(286) $(124)
                                                                  =====  =====



              See accompanying notes to the financial statements.

                              PERGA CAPITAL CORP.

                            STATEMENTS OF CASH FLOWS

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                                    1998  1999
                                                                    ----  -----
                                                                       (in
                                                                    thousands)
                                                                    -----------
Operating activities:
Net (loss) earnings for the year................................... $(23) $ 162
Items not affecting cash-
  Share of loss (income) in significantly influenced company.......   12   (160)
                                                                    ----  -----
                                                                     (11)     2
Net change in non-cash working capital-
  Increase in accounts receivable..................................   (5)   --
  Increase in income taxes receivable..............................  --     (13)
  Decrease in income taxes payable.................................  (26)   --
                                                                    ----  -----
                                                                     (42)  (11)
                                                                    ----  -----
Financing activities:
Non-interest bearing advances from a shareholder...................   24      9
                                                                    ----  -----
                                                                      24      9
                                                                    ----  -----
Net change in cash and cash equivalents............................  (18)    (2)
Cash and cash equivalents--Beginning of year.......................   21      3
                                                                    ----  -----
Cash and cash equivalents--End of year............................. $  3  $   1
                                                                    ====  =====


              See accompanying notes to the financial statements.

                              PERGA CAPITAL CORP.

                         NOTES TO FINANCIAL STATEMENTS

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

1 NATURE OF OPERATIONS

      Perga Capital Corp. (the "Company") is a holding company without significant operations and owns 35.4% of the common shares of Autodata Marketing Systems Incorporated ("Autodata") which is located in London, Ontario, Canada. The significantly influenced company is focused primarily on licensing decision-making support tools and content to the automotive and related industries in North America.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Investment

      The Company's 35.4% investment in Autodata is accounted for using the equity method. If an other than temporary decline in value occurs, the investment would be written down to its net realizable value.

 Income taxes

      The Company follows the deferral method of income tax allocation. Under this method, timing differences between reported and taxable income result in provisions for taxes not currently payable.

 Foreign currency translation

      All foreign currency denominated accounts of the Company are translated at the exchange rate at the balance sheet date. Transactions denominated in foreign currency occurring during the period are translated at the rate in effect at the date of the transaction.

 Statement of cash flows

      During the year, the Company retroactively implemented the new presentation and disclosure requirements regarding cash flow statements per the Canadian Institute of Chartered Accountants Handbook, section 1540.

 Cash equivalents

      The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Financial instruments

      The Company's estimate of the fair value of its financial instruments, which include cash, accounts receivable and borrowings, approximates their carrying value, due to the short-term nature of the instruments.

 Use of estimates

      The preparation of these financial statements requires management to make estimates and assumptions that affect revenues and expenses during the reporting periods, in addition to the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

                              PERGA CAPITAL CORP.

3 ADVANCES TO SIGNIFICANTLY INFLUENCED COMPANY

                                                                    1998   1999
                                                                    -----  ----
                                                                       (in
                                                                    thousands)
     Note receivable from Autodata bearing interest at the prime lending rate of the Royal Bank of Canada....................  $ 100  $100
     Note receivable from Autodata bearing interest at the prime
      lending rate of the Royal Bank of Canada....................     55    55
     Note receivable from Autodata bearing interest at the prime
      lending rate of the Royal Bank of Canada....................    137   137
     Note receivable from Autodata bearing interest at the prime
      lending rate of the Royal Bank of Canada....................     29    29
                                                                    -----  ----
                                                                      321   321
     Write-down of advances arising from share of loss in
      significantly influenced company in excess of the investment
      value (see note 4)..........................................   (170)  (11)
                                                                    -----  ----
                                                                    $ 151  $310
                                                                    =====  ====

      The Company has agreed to waive all interest receivable for 1995 through 1999. All notes are due on demand, however, as the Company has agreed not to demand payment within the next year, all notes are classified as long-term.

      The Company has been granted the right, at its sole option, subject to shareholders' approval, to convert the $100,000 and $55,000 notes to equity of Autodata at the rate of 500 Class "A" special shares, plus 1 common share for each $500 of notes receivable (see note 9).

      The Company has been granted the option to convert the $29,000 note to 29,000 Class "A" special shares and 372 common shares of Autodata with stated values of $29,000 and $4, respectively (see note 9).

4 INVESTMENT IN SIGNIFICANTLY INFLUENCED COMPANY

                                                         Ownership 1998   1999
                                                         --------- -----  -----
                                                                       (in
                                                                   thousands)
     Investment in Autodata:
       Shares...........................................   35.4%   $ 130  $ 130
       Equity in cumulative losses......................            (130)  (130)
                                                                   -----  -----
                                                                   $ --   $ --
                                                                   =====  =====

      The Company's investment in Autodata includes $383,000 attributable to goodwill which is being amortized on a straight-line basis over ten years. The accumulated balance as at April 30, 1999 is $192,000.

      The investment balance is further offset by the cumulative share of losses in the significantly influenced company. As the Company accounts for its investment in Autodata on the equity basis, it records its share of the income or loss of Autodata against the value of its investment in Autodata. To the extent the cumulative share of the losses of Autodata exceed the value of the investment, at any time, the excess loss is then charged against any advances made to Autodata until the investment and advances balances are nil.

                              PERGA CAPITAL CORP.

      The Company's share of Autodata's income has been calculated based on earnings for the years ended April 30, 1998 and 1999. The following summarized financial information is disclosed as at April 30, 1998 and 1999 and for the years then ended (in thousands):

                                                                 1998     1999
                                                                -------  ------
     Current assets............................................ $   230  $  981
     Other assets..............................................     218     494
                                                                -------  ------
                                                                    448   1,475
                                                                =======  ======
     Current liabilities....................................... $   874  $1,205
     Long-term debt............................................     564     701
     Redeemable special shares.................................     429     429
                                                                -------  ------
                                                                  1,867   2,335
     Shareholders' deficit.....................................  (1,419)   (860)
                                                                -------  ------
                                                                $   448  $1,475
                                                                =======  ======
     Revenue................................................... $ 1,903  $3,721
                                                                -------  ------
     Expenses..................................................   1,831   3,163
                                                                -------  ------
     Net earnings.............................................. $    72  $  558
                                                                =======  ======

      The Company has an irrevocable option to purchase a further 53.7% of the common shares of Autodata for a fixed price from another shareholder (see note
9).

5 RELATED PARTY TRANSACTIONS

      During a prior year, the Company entered into a management and consulting agreement with Autodata, whereby management and consulting fees were payable by Autodata at the rate of 10% of the first $1.0 million of annual pre-tax income of Autodata and 8% of any excess. Management fees have been waived for all years up to and including 1999.

6 CAPITAL STOCK

      As at April 30, 1998 and 1999, the share capital of the Company is as follows:

 Authorized

      10,000 8% non-cumulative, voting special shares of $.01 each, redeemable and retractable at $100 each.

      Unlimited common shares.

 Issued (see note 9)

                                                          1998 1999
                                                          ---- ----
        205 Common shares................................ $205 $205
                                                          ---- ----

                              PERGA CAPITAL CORP.

7 INCOME TAXES

      The recovery of income taxes relates to the recovery of previously provided taxes.

8 UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

9 SUBSEQUENT EVENTS

      Subsequent to the year-end, the Company acquired all of the common shares from the remaining shareholders of the significantly influenced company, Autodata.

      Following completion of the above transactions, the Company cancelled all remaining options to acquire shares and to convert notes receivable to shares so that no options remain outstanding.

      On May 13, 1999, the Company changed the 205 common shares which were issued and outstanding to 9,000 common shares. The Articles were also amended by creating an unlimited number of class "B" special shares and 10,000 class "C" voting shares.

      On July 27, 1999, the Company was acquired by CarsDirect.com, Inc.

      Subsequent to the acquisition the Company was amalgamated with its subsidiary companies and continued as Autodata Solutions Company.

      Subsequent to the acquisition the Company repaid advances from a shareholder at face value with funds received from the ultimate parent company.

10 DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

      These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The only significant difference between Canadian GAAP and United States generally accepted accounting principles ("United States GAAP") relates to the share of income of the investment in the significantly influenced company, Autodata, as there are differences in income as determined under Canadian GAAP versus United States GAAP for Autodata.

      The following adjustments would be required in order to present the results of operations of Autodata in accordance with United States GAAP.

   Accounting for income taxes under United States GAAP

        For United States GAAP purposes, the benefits of the losses for income tax purposes and excess of amortization of capital assets over capital cost allowance must be recognized in the financial statements with an appropriate valuation allowance established for the portion of the benefits not likely to be utilized in the foreseeable future.

                              PERGA CAPITAL CORP.

        Accordingly, under United States GAAP, the tax benefit of these losses and excess amortization of capital assets over capital cost allowance would be (in thousands):

                                                                   1998   1999
                                                                   -----  ----
     Tax benefit of losses........................................ $ 567  $318
     Amortization in excess of capital cost allowance.............    61    97

                                                                   -----  ----
                                                                     628   415
     Valuation allowance..........................................  (628)  --
                                                                   -----  ----
     Net tax benefit of losses and amortization in excess of
      capital cost allowance...................................... $ --   $415
                                                                   =====  ====

        A valuation allowance of 100% of the potential benefit of the losses and amortization of capital assets in excess of capital cost allowance was established in 1998 as at the year end 1998 it was not likely that Autodata would generate sufficient income in the future years before the losses would expire and Autodata had only generated marginal income before tax in each of the years 1997 and 1998. In 1999, Autodata generated increased pre-tax income from operations; Autodata had generated increasing pre-tax profit in each of the last three years, and the anticipated income in subsequent years was estimated to be sufficient to utilize the losses before their expiry dates in the carryforward periods. Accordingly, no valuation allowance was deemed necessary at April 30, 1999.

  Accounting for deferred charges

        Under United States GAAP, items recorded as deferred charges under Canadian GAAP, such as development costs and training costs, are expensed as incurred. Deferred charges on the Canadian-GAAP balance sheet of Autodata in 1999 include costs related to the development of new products for the company and internally developed software. The costs in 1998 represent training costs relating to the proprietary processes of Autodata.

        Accordingly, under United States GAAP, the deferred charges relating to product development and training of $98,000 in 1998, and $73,000 in 1999, would have been expensed, resulting in a reversal of these expenses in the subsequent year for United States GAAP purposes, when the expense was recognized under Canadian GAAP. Costs of $34,000 relating to internally developed software would have been capitalized at April 30, 1999, to be amortized over the period of use of the software.

  Accounting for prepaid legal costs

        Under United States GAAP, costs relating to legal fees paid for assessment of contracts relating to the regular business activities of Autodata would be expensed as incurred. Prepaid expenses at April 30, 1998 and 1999 respectively, include legal costs of $6,000 and $20,000.

        Accordingly, under United States GAAP, these prepaid legal fees would have been expensed in the year incurred, resulting in a reversal of these expenses in the subsequent year for United States GAAP purposes, when the expense was recognized under Canadian GAAP.

                              PERGA CAPITAL CORP.

   Cash flow statements

      The cash flow statements have been prepared on a basis consistent with International Accounting Standards.

      The following summarizes the Company's balance sheets and statements of operations prepared in accordance with United States GAAP (in thousands).

                                 Balance Sheets

                                                                    1998   1999
                                                                    -----  ----
     ASSETS
       Cash........................................................ $   3  $  1
       Accounts receivable.........................................     5     5
       Advances to significantly influenced company................   114   321
       Income taxes recoverable....................................   --     13
       Investment in significantly influenced company..............   --    104
                                                                    -----  ----
                                                                    $ 122  $444
                                                                    =====  ====
     LIABILITIES
       Non-interest bearing advances from a shareholder............ $ 223  $232
                                                                    -----  ----
                                                                      223   232
                                                                    -----  ----
     SHAREHOLDERS' (DEFICIT) EQUITY
       Capital stock...............................................   --    --
       Contributed surplus.........................................   222   222
       Deficit.....................................................  (323)  (10)
                                                                    -----  ----
                                                                     (101)  212
                                                                    -----  ----
                                                                    $ 122  $444
                                                                    =====  ====
                            Statements of Operations

     Net sales revenue............................................. $ --   $ --
                                                                    -----  ----
     General and administrative expenses...........................   11      8
     Interest expense..............................................    1      3
     Share of loss (income) in significantly influenced company....   49   (311)
                                                                    -----  -----
                                                                       61   (300)
                                                                    -----  -----
     (Loss) earnings before income taxes...........................   (61)   300
     Recovery of income taxes......................................    (1)   (13)
                                                                    -----  -----
     Net (loss) earnings for the year.............................. $ (60) $ 313
                                                                    =====  =====

                              PERGA CAPITAL CORP.

                Reconciliation of shareholders' (deficit) equity

     Opening shareholders' deficit under Canadian GAAP and United
      States GAAP..................................................... $ (41)
     Adjustments 1998:
       Net loss for the year..........................................   (60)
                                                                       -----
     Shareholders' deficit as at April 30, 1998.......................  (101)
     Adjustments 1999:
       Net earnings for the year......................................   313
                                                                       -----
     Shareholders' equity as at April 30, 1999........................ $ 212
                                                                       =====

                                AUDITORS' REPORT

To the Directors of
Autodata Marketing Systems Incorporated

      We have audited the consolidated balance sheets of Autodata Marketing Systems Incorporated as at April 30, 1998 and 1999, and the consolidated statements of earnings and deficit, and cash flows for the years ended April 30, 1998 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at April 30, 1998 and 1999, and the results of its operations and its cash flow for the years ended April 30, 1998 and 1999 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP
Chartered Accountants

London, Ontario, Canada
October 27, 1999

                    AUTODATA MARKETING SYSTEMS INCORPORATED

                          CONSOLIDATED BALANCE SHEETS

                         As at April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                               1998     1999
                                                              -------  -------
                                                              (in thousands)
ASSETS
------
Current assets:
  Cash......................................................  $    20  $    87
  Term deposits.............................................      --       200
  Trade accounts receivable (net of allowance for doubtful
   accounts of NIL and $21 at April 30, 1998 and 1999,
   respectively)............................................      176      568
  Other accounts receivable.................................        9       64
  Prepaid expenses..........................................       25       62
                                                              -------  -------
                                                                  230      981
Capital assets (note 3).....................................      120      387
Deferred charges (net of accumulated amortization of NIL and
 $98 at April 30, 1998 and 1999, respectively)..............       98      107
                                                              -------  -------
                                                              $   448  $ 1,475
                                                              =======  =======
LIABILITIES AND SHAREHOLDERS' DEFICIT
-------------------------------------
Current liabilities:
  Accounts payable and accrued liabilities..................  $   236  $   296
  Deferred revenue..........................................      501      909
                                                              -------  -------
                                                                  737    1,205
Notes payable to related parties (notes 4 and 14)...........      701      701
Redeemable special shares (note 6)..........................      429      429
                                                              -------  -------
                                                                1,867    2,335
                                                              -------  -------
Shareholders' deficit:
  Capital stock (notes 7 and 14)............................       91       91
  Contributed surplus.......................................      146      146
  Deficit...................................................   (1,656)  (1,097)
                                                              -------  -------
                                                               (1,419)    (860)
                                                              -------  -------
                                                              $   448  $ 1,475
                                                              =======  =======

        See accompanying notes to the consolidated financial statements.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

                CONSOLIDATED STATEMENTS OF EARNINGS AND DEFICIT

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                               1998     1999
                                                              -------  -------
                                                              (in thousands)
Net sales revenue............................................ $ 1,903  $ 3,722
                                                              -------  -------
  Cost of sales materials....................................     112      258
  Selling, general and administrative expenses...............   1,710    2,899
  Interest expense...........................................       9        6
                                                              -------  -------
                                                                1,831    3,163
                                                              -------  -------
Earnings before income taxes.................................      72      559
Provision for income taxes (note 9)..........................     --       --
                                                              -------  -------
Net earnings for the year....................................      72      559
Deficit--Beginning of year...................................  (1,728)  (1,656)
                                                              -------  -------
Deficit--End of year......................................... $(1,656) $(1,097)
                                                              =======  =======


        See accompanying notes to the consolidated financial statements.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

                                                               1998     1999
                                                              -------  -------
                                                              (in thousands)
Operating activities:
Net earnings for the year.................................... $    72  $   559
Items not affecting cash--
  Amortization of capital assets.............................      35       80
  Amortization of deferred charges...........................     --        98
  Loss on disposal of capital assets.........................       3      --
                                                              -------  -------
                                                                  110      737
Net change in non-cash working capital (note 10).............     139      (16)
                                                              -------  -------
                                                                  249      721
                                                              -------  -------
Financing activities:
Decrease in bank indebtedness................................    (100)     --
                                                              -------  -------
Investing activities:
Purchase of capital assets...................................     (59)    (347)
Deferred charges incurred....................................     (98)    (107)
                                                              -------  -------
                                                                 (157)    (454)
                                                              -------  -------
Net change in cash and cash equivalents......................      (8)     267
Cash and cash equivalents--Beginning of year.................      28       20
                                                              -------  -------
Cash and cash equivalents--End of year.......................  $   20   $  287
                                                              =======  =======


        See accompanying notes to the consolidated financial statements.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  For the years ended April 30, 1998 and 1999
                        (expressed in Canadian dollars)

1 NATURE OF OPERATIONS

      Autodata Marketing Systems Incorporated (the "Company") is located in London, Ontario, Canada. The Company is focused primarily on licensing decision-making support tools and content to the automotive and related industries in North America.

      Subsequent to the year end, the Company's parent, Perga Capital Incorporated, was acquired by CarsDirect.com, Inc., a United States company, and the Company name was changed to Autodata Solutions Company.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Basis of consolidation

      The consolidated financial statements include those of the Company and its wholly owned subsidiary, Paradigm Publishing Inc.

 Revenue recognition

      Revenues from contract services are recorded evenly over the period of the contracts. Terms of the executed contracts, under which the price has been established and delivery of services has commenced, range from 3 months to 12 months.

 Capital assets

      Capital assets are recorded at cost. Amortization is provided annually at rates calculated to write-off the assets over their estimated useful lives as follows:

     Computer hardware................................... 30% declining balance
     Computer software................................... 30% declining balance
     Furniture and fixtures.............................. 20% declining balance
     Leasehold improvements.............................. 20% straight line

 Deferred charges

      Deferred charges include direct salary costs relating to the development of new products and training costs associated with the Company's proprietary processes. These charges are recorded at cost and amortized against income in the period in which the related income is earned.

 Income taxes

      The Company follows the deferral method of income tax allocation. Under this method, timing differences between reported and taxable income result in provisions for taxes not currently payable.

 Foreign currency translation

      All foreign currency denominated accounts of the Company are translated at the exchange rate at the balance sheet date. Transactions denominated in foreign currency occuring during the period are translated at the rate in effect at the date of the transaction.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

 Statement of cash flows

      During the year, the Company retroactively implemented the new presentation and disclosure requirements regarding cash flow statements per the Canadian Institute of Chartered Accountants Handbook, section 1540.

 Cash equivalents

      The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

 Financial instruments

      The Company's estimate of the fair value of its financial instruments, which include cash and term deposits, accounts receivable, accounts payable and borrowings, approximates their carrying value. Notes payable to related parties are interest bearing, but such interest has been waived since 1995. Therefore, the carrying value is not necessarily representative of fair value. Subsequent to year-end, notes payable to related parties were repaid in full, at face value, which establishes the fair value of the debt.

 Use of estimates

      The preparation of these financial statements requires management to make estimates and assumptions that affect revenues and expenses during the reporting periods, in addition to the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

3 CAPITAL ASSETS

                                                                  1998
                                                         ----------------------
                                                              Accumulated
                                                         Cost amortization Net
                                                         ---- ------------ ----
                                                             (in thousands)
     Computer hardware.................................. $118     $ 60     $ 58
     Computer software..................................   70       39       31
     Furniture and fixtures.............................   34       14       20
     Leasehold improvements.............................   21       10       11
                                                         ----     ----     ----
                                                         $243     $123     $120
                                                         ====     ====     ====

                                                                  1999
                                                         ----------------------
                                                              Accumulated
                                                         Cost amortization Net
                                                         ---- ------------ ----
                                                             (in thousands)
     Computer hardware.................................. $196     $ 89     $107
     Computer software..................................   76       49       27
     Furniture and fixtures.............................   48       19       29
     Leasehold improvements.............................  270       46      224
                                                         ----     ----     ----
                                                         $590     $203     $387
                                                         ====     ====     ====

                    AUTODATA MARKETING SYSTEMS INCORPORATED

4 NOTES PAYABLE TO RELATED PARTIES

      As at April 30, the following amounts were due to shareholders of the Company (in thousands):

                                                                      1998 1999
                                                                      ---- ----
     Long Term
     8% note payable to a shareholder, secured by a general security agreement (maximum $400)....................................... $350 $350
     Note payable to a shareholder bearing interest at the prime lending rate of the Royal Bank of Canada (note 14(i))..........  100  100
     Note payable to a shareholder bearing interest at the prime
      lending rate of the Royal Bank of Canada.......................   30   30
     Note payable to shareholder bearing interest at the prime
      lending rate of the Royal Bank of Canada.......................   55   55
     Note payable to a shareholder bearing interest at the prime lending rate of the Royal Bank of Canada.......................  137  137
     Note payable to a shareholder bearing interest at the prime
      lending rate of the Royal Bank of Canada.......................   29   29
                                                                      ---- ----
                                                                      $701 $701
                                                                      ==== ====

      The shareholders have agreed to waive all interest for 1995 through 1999. All notes are payable on demand, however as note holders have agreed not to demand payment within the next year, all notes are classified as long-term.

      The Company has granted the right to the holders of the first 4 long-term notes, as set out above, at their sole option, subject to shareholders' approval, to convert this debt to equity of the Company at the rate of 500 Class "A" special shares, plus 1 common share for each $500 of debt (see note 14 (iv)).

      The Company has granted to the holder of the 6th note above, the option to convert this debt to 29,000 Class "A" Special shares and 372 common shares with stated values of $29,000 and $4, respectively (see note 14 (iv)).

5 RELATED PARTY TRANSACTIONS

 Regular business transactions

      The Company received services from a shareholder during the ordinary course of business, with a value of $8,000 (1998--$11,000). An unpaid balance of $32,000 (1998--$31,000) due to the shareholder is included in accounts payable and accrued liabilities.

 Management agreement

      During a prior year, the Company entered into a management and consulting agreement with shareholders, whereby management and consulting fees were payable to the shareholders at the rate of 13% of the first $1.0 million of annual pre-tax income and 8% of any excess. Management fees have been waived for all years up to and including 1999.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

6 REDEEMABLE SPECIAL SHARES

 Authorized

      426 5% cumulative, non-voting, convertible, redeemable, and retractable preference shares.

      Unlimited non-cumulative, non-participating, non-voting redeemable Class "A" special shares.

 Issued (see note 14)

                                                                 1998    1999
                                                                ------- -------
                                                                (in thousands)
     429,000 Class "A" special shares.......................... $   429 $   429

7 CAPITAL STOCK

      As at April 30, 1998 and 1999, the share capital of the Company is as follows:

 Authorized

      Unlimited common shares.

 Issued and Outstanding (see note 14)

                                                                  1998    1999
                                                                 ------- -------
                                                                 (in thousands)
     1,109 Common shares........................................ $    91 $    91

8 LINE OF CREDIT

      At April 30, 1999, the Company had an available bank line of credit of $100,000. As security for this line, a shareholder has guaranteed this amount and the shareholder has placed a term deposit receipt in the amount of $100,000 with the company's banker. The balance of the line of credit at April 30, 1999 is Nil (1998--Nil). Subsequent to the year end this line of credit was cancelled.

9 INCOME TAXES

                                                                1998     1999
                                                               -------  -------
                                                               (in thousands)
     Income tax provision at statutory rates.................. $    16  $   124
     Application of loss carryforwards........................     (16)    (124)
                                                               -------  -------
                                                               $   --   $   --
                                                               =======  =======

      Non-capital losses available for carryforward to future accounting periods which may be applied to reduce income taxes otherwise payable expire as follows (in thousands):

     July 27, 1999......................................................... $139
     April 30, 2000........................................................  232
     April 30, 2001........................................................  148
     April 30, 2002........................................................  192
                                                                            ----
                                                                            $711
                                                                            ====

                    AUTODATA MARKETING SYSTEMS INCORPORATED

      The Company has also recorded amortization for accounting purposes in excess of capital cost allowance for tax purposes in the amount of $218,000 (1998--$138,000).

      The Company estimates that non-refundable investment tax credits amounting to approximately $8,000 arising from the purchase of research and development assets are available for the reduction of income taxes payable in future years.

      The potential benefits relating to the available losses, additional capital cost allowances, and investment tax credits have not been recorded in the financial statements.

      Losses in the amount of approximately $558,000 (1998--$73,000) have been utilized during the year to offset the tax provision that would be otherwise payable.

10 NET CHANGE IN NON-CASH WORKING CAPITAL

                                                                1998    1999
                                                               ------- -------
                                                               (in thousands)
   (Increase) decrease in--
     Trade accounts receivable................................ $  148  $  (392)
     Other accounts receivable................................     (9)     (55)
     Prepaid expenses.........................................    (14)     (37)
   Increase (decrease) in--
     Accounts payable and accrued liabilities.................    (74)      59
     Deferred revenue.........................................     88      409
                                                               ------  -------
                                                               $  139  $   (16)
                                                               ======  =======

11 CONTINGENCIES AND COMMITMENTS

      (a) Under the terms of various leases for equipment and premises, the Company is committed to the following lease payments (in thousands):

        Year ended April 30, 2000......................................... $133
        2001..............................................................  102
        2002..............................................................   48
        2003..............................................................    2

      (b) Contingency

      The Company, along with CarsDirect.com, Inc. ("CarsDirect.com") was named in an action for patent infringement on October 22, 1999. The complaint alleges that CarsDirect.com and the Company have infringed, and are infringing, upon another company's patent. Specifically, the claim alleges that the method which defendants use to configure consumers' vehicles and vehicle options infringes upon their patent. The claimant seeks damages, preliminary and permanent injunctive relief, and attorney's fees and costs.
      CarsDirect.com and the Company will defend the lawsuit on two grounds: that the claimant's patent is invalid, and, in the alternative, the defendants have not infringed the patent. CarsDirect.com and the Company do not believe that this lawsuit will have a material adverse effect on their respective companies and intend to vigorously defend themselves.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

12 UNCERTAINTY DUE TO THE YEAR 2000 ISSUE

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect an entity's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the entity, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

13 SEGMENTED INFORMATION

      The Company operates primarily in one industry segment, data collection and licensing.

 Geographic Information

                                                                  1998    1999
                                                                 ------- -------
                                                                 (in thousands)
   Revenues
   Canada....................................................... $   818 $ 1,154
   Europe.......................................................      38     223
   United States................................................   1,047   2,345
                                                                 ------- -------
                                                                 $ 1,903 $ 3,722
                                                                 ======= =======

      The Company derives revenues from a number of customers. One customer represents approximately $743,000 for 1999. Amounts receivable from this customer were approximately $191,000 at April 30, 1999. Amounts receivable from two different customers were approximately $40,000 and $147,000 at April 30, 1998 and April 30, 1999, respectively.

14 SUBSEQUENT EVENT

      Subsequent to year-end, the shareholders approved a reorganization of the Company's capitalization as follows:

      (i) The $100,000 note payable as set out in note 4 above was converted to the following:

         45,000 Class "A" special shares with stated value of $45,000

         90 common shares

         Note payable to shareholder of $55,000

      (ii) One of the shareholders acquired all of the common shares from the remaining shareholders.

      (iii) The Company redeemed 100% of its Class "A" shares, for consideration of $474,000 in the form of a new promissory note payable to its shareholder.

      (iv) Following completion of the above transactions, the Company cancelled all remaining options to acquire shares and to convert debt to shares so that no options remain outstanding.

      Subsequent to the year-end the Company was amalgamated with its parent and subsidiary companies and continued as Autodata Solutions Company.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

      Subsequent to the year-end the Company repaid its notes payable to related parties at their face value with funds received from the ultimate parent company.

15 DIFFERENCES FROM UNITED STATES ACCOUNTING PRINCIPLES

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The following adjustments would be required in order to present these financial statements in accordance with U.S. generally accepted accounting principles ("United States GAAP").

   Accounting for income taxes under United States GAAP

    For United States GAAP purposes, the benefits of the losses for income tax purposes and excess of amortization of capital assets over capital cost allowance must be recognized in the financial statements with an appropriate valuation allowance established for the portion of the benefits not likely to be utilized in the foreseeable future.

        Accordingly, under United States GAAP, the tax benefit of these losses and excess amortization of capital assets over capital cost allowance would be (in thousands):

                                                                    1998   1999
                                                                    -----  ----
   Tax benefit of losses..........................................  $ 567  $318
   Amortization in excess of capital cost allowance...............     61    97
                                                                    -----  ----
                                                                      628   415
   Valuation allowance............................................   (628)  --
                                                                    -----  ----
   Net tax benefit of losses and amortization in excess of capital
    cost allowance................................................  $ --   $415
                                                                    =====  ====

        A valuation allowance of 100% of the potential benefit of the losses and amortization of capital assets in excess of capital cost allowance was established in 1998 as at the year end 1998 it was not likely that the Company would generate sufficient income in the future years before the losses would expire and the Company had only generated marginal income before tax in each of the years 1997 and 1998. In 1999 the Company generated increased pre-tax income from operations; the Company had generated increasing pre-tax profit in each of the last three years and the anticipated income in subsequent years was estimated to be sufficient to utilize the losses before their expiry dates in the carryforward periods. Accordingly, no valuation allowance was deemed necessary at April 30, 1999.

   Accounting for deferred charges

        Under United States GAAP, items recorded as deferred charges under Canadian GAAP, such as development costs and training costs, are expensed as incurred. Deferred charges on the Canadian-GAAP balance sheet in 1999 include costs related to the development of new products for the Company and internally developed software. The costs in 1998 represent training costs relating to the proprietary processes of the Company.

        Accordingly, under United States GAAP, deferred charges relating to product development and training of $98,000 in 1998, and $73,000 in 1999, would have been expensed, resulting in a reversal of these expenses in the subsequent year for United States GAAP purposes when the expense was recognized under Canadian GAAP. Costs of $34,000 relating to internally developed software would have been capitalized at April 30, 1999, to be amortized over the period of use of the software.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

   Accounting for prepaid legal costs

        Under United States GAAP, costs relating to legal fees paid for assessment of contracts relating to the regular business activities of the Company would be expensed as incurred. Prepaid expenses at April 30, 1998 and 1999 respectively, include legal costs of $6,000 and $20,000.

        Accordingly, under United States GAAP, these prepaid legal fees would have been expensed in the year incurred, resulting in a reversal of these expenses in the subsequent year for United States GAAP purposes when the expense was recognized under Canadian GAAP.

   Interest waived on notes payable

        Under United States GAAP, interest on notes payable that is waived by the holder, who is a shareholder, is considered to be a capital contribution and recorded as an increase in contributed surplus. During the years 1995 to 1999, the shareholders waived all interest owing on the notes payable (see note 4). The interest expense that was waived amounted to $43,000 (1995), $52,000 (1996), $47,000
  (1997), $47,000 (1998), and $52,000 (1999).

        Accordingly, under United States GAAP, interest expense of $47,000 and $52,000 would have been recorded for the years 1998 and 1999, respectively. A corresponding increase in contributed surplus would have been recorded in each year. Additionally, contributed surplus would have been increased in prior years by $141,000 with a corresponding interest expense which would have increased the deficit balance at April 30, 1997 by $141,000.

   Management fees

        Under United States GAAP, management fees that have been waived by shareholders would be treated as contributed surplus. For the years 1997, 1998, and 1999, the Company generated pre-tax income and, therefore, certain shareholders were entitled to receive management fees, which were waived (see note 5). Management fees waived amounted to $4,000 (1997), $9,000 (1998) and $73,000 (1999).

        Accordingly, under United States GAAP, management fees expense would have been $9,000 (1998) and $73,000 (1999) with a corresponding increase in contributed surplus. In addition, the management fee waived in 1997 would have increased contributed surplus and the deficit at April 30, 1997 by $4,000.

   Accounting for convertible notes payable

        Under United States GAAP, convertible debt with a non-detachable conversion feature that is considered, at the date of issue, to be a beneficial conversion feature requires financial statement recognition of the intrinsic value of such feature. All of the Company's notes payable, excluding the note payable of $137,000, were issued as convertible debt with a beneficial conversion feature in a prior year. The conversion feature for four of the notes payable totalling $535,000 allows for the debt holder to convert the debt into equity of the Company at the rate of 500 Class "A' special shares plus 1 common share for $500 of debt, or 1,070 common shares. The remaining convertible debt of $29,000 is convertible into $29,000 of Class "A' Special shares and 372 common shares.

        The value of the common shares corresponding to the beneficial conversion feature amounts to $124,000 based on the fair value of the shares at the time the convertible debt was issued.

                    AUTODATA MARKETING SYSTEMS INCORPORATED

        As a result, under United States GAAP, the impact of the beneficial conversion feature would have resulted in the allocation of the proceeds received when the debt was issued between the debt and the beneficial conversion feature. The debt would initially have been recorded at a discounted value of $440,000 and the beneficial conversion feature would have been recorded at $124,000. As the option to convert the debt was exercisable upon issuance of the debt, United States GAAP would have required that the discount on the face value of the debt be recorded as interest expense upon issuance, with a corresponding increase in the face amount of the debt.

 Cash flow statements

      The cash flow statements have been prepared on a basis consistent with International Accounting Standards.

      The following summarizes the Company's balance sheets and statements of operations in accordance with United States GAAP (in thousands).

                                 Balance sheets

                                                                1998     1999
                                                               -------  -------
     Assets
       Cash and term deposits................................. $    20  $   287
       Trade accounts receivable..............................     176      568
       Other accounts receivable..............................       9       64
       Prepaid expenses.......................................      19       42
       Capital assets.........................................     120      387
       Intangible assets......................................     --        34
       Deferred tax asset.....................................     --       415
       Deferred charges.......................................     --       --
                                                               -------  -------
                                                               $   344  $ 1,797
                                                               =======  =======
     Liabilities
       Accounts payable and accrued liabilities............... $   236  $   296
       Deferred revenue.......................................     501      909
       Notes payable to related parties.......................     701      701
       Redeemable special shares..............................     429      429
                                                               -------  -------
                                                                 1,867    2,335
                                                               -------  -------
     Shareholders' deficit
       Capital stock..........................................      91       91
       Contributed surplus....................................     349      473
       Beneficial conversion feature..........................     124      124
       Deficit................................................  (2,087)  (1,226)
                                                               -------  -------
                                                                (1,523)    (538)
                                                               -------  -------
                                                               $   344  $ 1,797
                                                               =======  =======

                    AUTODATA MARKETING SYSTEMS INCORPORATED

                            Statements of operations

                                                                 1998     1999
                                                                 ------  ------
     Net sales revenue.......................................... $1,903  $3,722
                                                                 ------  ------
     Cost of sales materials....................................    112     258
     Selling, general and administrative expenses...............  1,824   2,960
     Interest expense...........................................     56      58
                                                                 ------  ------
                                                                  1,992   3,276
                                                                 ------  ------
     (Loss) earnings before taxes...............................    (89)    446
     Recovery of income taxes...................................    --      415
                                                                 ------  ------
     Net (loss) earnings for the year........................... $  (89) $  861
                                                                 ======  ======

                    Reconciliation of shareholders' deficit

     Opening shareholders' deficit under Canadian GAAP and United
      States GAAP................................................... $(1,491)
     Adjustments 1998:
       Net loss for the year........................................     (89)
       Increase in contributed surplus
         Interest waived on notes payable to related parties........      47
         Management fees waived.....................................      10
                                                                     -------
     Shareholders' deficit as at April 30, 1998.....................  (1,523)
     Adjustments 1999:
       Net earnings for the year....................................     861
       Increase in contributed surplus
         Interest waived on notes payable to related parties........      52
         Management fees waived.....................................      72
                                                                     -------
     Shareholders' deficit as at April 30, 1999..................... $  (538)
                                                                     =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of CarsDirect.com, Inc.

      In our opinion, the accompanying balance sheets and the related statements of operations, stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Potamkin Auto Center, Ltd. (the "Company") at December 31, 1998 and September 30, 1999, and the results of its operations and its cash flows for the years ended December 31, 1997 and 1998 and the nine month period ended September 30, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

New York, New York
December 22, 1999

                           POTAMKIN AUTO CENTER, LTD.

                                 BALANCE SHEETS
                   (Amounts in thousands, except share data)

                                                           December  September
                                                           31, 1998  30, 1999
                                                           --------  ---------

ASSETS
------

Current assets
  Cash.................................................... $   117    $   121
  Accounts receivable, net................................   3,939      3,387
  Inventories.............................................  10,391      7,950
  Due from related parties................................     114         33
  Prepaid expenses and other current assets...............     381        358
                                                           -------    -------
    Total current assets..................................  14,942     11,849
  Property and equipment, net.............................   7,010      6,916
  Other assets............................................     114        114
                                                           -------    -------
    Total assets.......................................... $22,066    $18,879
                                                           =======    =======

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
----------------------------------------------

Current liabilities
  Book overdrafts......................................... $ 2,169    $   428
  Floor plan notes payable................................  10,028      8,378
  Accounts payable........................................     892      1,143
  Accrued expenses and other liabilities..................   1,388      1,529
  Current maturities of long-term debt....................     181        192
  Due to related parties..................................      20         23
  Note payable to shareholders............................     --         500
  Deferred revenue........................................   1,594      1,626
                                                           -------    -------
    Total current liabilities.............................  16,272     13,819
                                                           -------    -------
Long-term debt, excluding current maturities..............   5,442      5,301
                                                           -------    -------
    Total liabilities.....................................  21,714     19,120
                                                           -------    -------
Shareholders' equity (deficit)
Common stock, no par value, 100 shares authorized; 70
 issued and outstanding...................................     --         --
Additional paid-in capital................................   1,900      1,900
Accumulated deficit.......................................  (1,548)    (2,141)
                                                           -------    -------
    Total shareholders' equity (deficit)..................     352       (241)
                                                           -------    -------
    Total liabilities and shareholders' equity (deficit).. $22,066    $18,879
                                                           =======    =======



   The accompanying notes are an integral part of these financial statements.

                           POTAMKIN AUTO CENTER, LTD.

                            STATEMENTS OF OPERATIONS
                             (Amounts in thousands)

                                         For the Year     For the Nine Month
                                             Ended           Period Ended
                                         December 31,       September 30,
                                       ----------------- --------------------
                                         1997     1998      1998       1999
                                       -------- -------- ----------- --------
                                                         (Unaudited)
Revenues
  Vehicle sales....................... $152,617 $130,636   $94,644   $102,203
  Other revenues, net.................    3,199    3,812     2,875      2,924
                                       -------- --------   -------   --------
    Total revenues....................  155,816  134,448    97,519    105,127
Cost of sales, including floor plan
 note interest of approximately $820,
 $791, $611 (unaudited) and $441,
 respectively.........................  140,623  120,925    87,321     95,120
                                       -------- --------   -------   --------
    Gross profit......................   15,193   13,523    10,198     10,007
Selling, general and administrative...   13,459   12,807     9,648     10,034
                                       -------- --------   -------   --------
Income (loss) from operations.........    1,734      716       550        (27)
Interest expense......................      572      468       355        327
                                       -------- --------   -------   --------
Income (loss) before income taxes.....    1,162      248       195       (354)
Provision for state and local income
 taxes................................      138       33        33         24
                                       -------- --------   -------   --------
Net income (loss)..................... $  1,024 $    215   $   162   $   (378)
                                       ======== ========   =======   ========




   The accompanying notes are an integral part of these financial statements.

                           POTAMKIN AUTO CENTER, LTD.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                   (Amounts in thousands, except share data)

                         Common Stock
                         ------------- Additional                  Total
                         Issued         Paid-in   Accumulated  Shareholders'
                         Shares Amount  Capital     Deficit   Equity (Deficit)
                         ------ ------ ---------- ----------- ----------------
Balances, December 31,
 1996...................    70  $ --     $1,900     $  (885)      $ 1,015
Distribution to
 shareholders...........   --     --        --         (443)         (443)
Net income for 1997.....   --     --        --        1,024         1,024
                          ----  -----    ------     -------       -------
Balances, December 31,
 1997...................    70    --      1,900        (304)        1,596
Distribution to
 shareholders...........   --     --        --       (1,459)       (1,459)
Net income for 1998.....   --     --        --          215           215
                          ----  -----    ------     -------       -------
Balances, December 31,
 1998...................    70    --      1,900      (1,548)          352
Distribution to
 shareholders...........   --     --        --         (215)         (215)
Net loss for the nine
 month period
 ended September 30,
  1999..................   --     --        --         (378)         (378)
                          ----  -----    ------     -------       -------
Balances, September 30,
 1999...................    70  $ --     $1,900     $(2,141)      $  (241)
                          ====  =====    ======     =======       =======






   The accompanying notes are an integral part of these financial statements.

                           POTAMKIN AUTO CENTER, LTD.

                            STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                               For the Nine
                                                               Month Period
                                         For the Year Ended        Ended
                                            December 31,       September 30,
                                         -------------------  ----------------
                                            1997      1998     1998     1999
                                         ----------- -------  -------  -------
                                         (Unaudited)
Cash flows from operating activities
  Net income (loss).....................   $ 1,024   $   215  $   162  $  (378)
  Adjustments to reconcile net (loss)
   income to net cash provided by
   operating activities
    Depreciation and amortization.......       147       139       97      103
    Changes in operating assets and
     liabilities........................
    Accounts receivable.................     2,001       206     (147)     552
    Inventories.........................    (5,337)    3,385    3,060    2,441
    Prepaid expenses and other current
     assets.............................      (187)       (3)    (120)      23
    Other assets........................        (6)      --       --       --
    Floor plan notes payable............     6,817    (3,450)  (2,906)  (1,650)
    Accounts payable....................       251      (232)     308      252
    Accrued expenses and other
     liabilities........................      (120)      474       (5)     141
    Due to related parties, net.........      (225)      165      174       83
    Deferred revenue....................       630       181      135       31
                                           -------   -------  -------  -------
Net cash provided by operating
 activities.............................     4,995     1,080      758    1,598
                                           -------   -------  -------  -------
Cash flows from investing activities
  Purchase of property and equipment....       (81)      (34)     (25)      (9)
                                           -------   -------  -------  -------
Net cash used in investing activities...       (81)      (34)     (25)      (9)
                                           -------   -------  -------  -------
Cash flows from financing activities
  Book overdrafts.......................    (3,991)      636      747   (1,741)
  Repayments of long-term debt..........      (493)     (155)    (115)    (129)
  Advances from related parties.........       --        --       --       500
  Distribution to shareholders..........      (443)   (1,459)  (1,295)    (215)
                                           -------   -------  -------  -------
Net cash used in financing activities...    (4,927)     (978)    (663)  (1,585)
                                           -------   -------  -------  -------
(Decrease) increase in cash.............       (13)       68       70        4
  Cash, beginning of year...............        62        49       49      117
                                           -------   -------  -------  -------
  Cash, end of year.....................        49   $   117  $   119  $   121
                                           =======   =======  =======  =======
Supplemental disclosure of cash flow
 information:
  Interest paid.........................   $ 1,308   $ 1,263  $   984  $   820
                                           -------   -------  -------  -------
  Income taxes paid.....................   $   164   $   106  $   106  $    42
                                           =======   =======  =======  =======

   The accompanying notes are an integral part of these financial statements.

                           POTAMKIN AUTO CENTER, LTD.

                         NOTES TO FINANCIAL STATEMENTS

1. BACKGROUND

      The Potamkin Auto Center, Ltd. (the "Company") is engaged in the sale of new and used automobiles and light trucks of numerous manufacturers. In addition, the Company arranges financing for and sells extended warranties to vehicle customers. The Company operates from a central location in Manhattan with remote sales locations in Westbury, Brooklyn and until April 1999, Nanuet, New York.

      Approximately 50% of the common stock of the Company was owned by Robert Potamkin and Alan Potamkin who have similar or greater ownership interests in various entities (herein referred to as the Potamkin Companies or "related parties") engaged in the sale of new and used automobiles and light trucks and related products and services.

      On October 19, 1999, CarsDirect.com, Inc. ("CarsDirect.com") acquired from the Company certain tangible and intangible assets and substantially all of the business of the Company in exchange for common stock of CarsDirect.com. These financial statements exclude any effect of the transaction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Cash

      Cash accounts that have book overdrafts are reclassified to current liabilities in the financial statements.

 Revenue recognition

      Revenues are recognized by the Company when vehicles are delivered to consumers.

 Other revenues

      Other revenues include finance fee income, net of estimated chargebacks, and extended warranty commissions, net of estimated cancellations.

      Finance fee income represents revenue earned by the Company for notes placed with financial institutions in connection with customer vehicle financing. Finance fee income is recognized as income upon acceptance of the credit by the financial institution. The Company is charged back a portion of these fees should the customer terminate or prepay the contracts prior to making the first three payments to the financial institution. The estimated allowance for these chargebacks ("chargeback reserve") is based upon the Company's historical experience.

      Extended warranty commissions represent commissions earned from third-party extended warranty companies for the sale of third party extended warranty policies to the Company's customers. The Company defers the commission revenue received from the extended warranties, net of estimated cancellations, and recognizes such amounts as revenue ratably over the lives of the underlying contracts. Costs directly related to sales of these contracts are deferred and charged to expense proportionately as revenues are recognized.

 Inventories

      Inventories are valued at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method for new vehicles and the specific identification method for used vehicles.

                           POTAMKIN AUTO CENTER, LTD.

 Property and equipment

      Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the respective lives of the assets. The ranges of estimated useful lives are as follows:

   Buildings.........................  39 years
   Furniture, fixtures, and
    equipment........................  5 to 7 years
   Leasehold improvements............  Economic life or life of the lease term, whichever is shorter

      When depreciable assets are sold or retired, the related cost and accumulated depreciation are removed from the accounts. Any gains or losses are included in selling, general and administrative expenses in the accompanying statement of operations. Such amounts were not material for the years ended December 31, 1997 and 1998 and the nine month periods ended September 30, 1998 (unaudited) and 1999, respectively. Major additions and betterments are capitalized. Maintenance and repairs that do not materially improve or extend the lives of the respective assets are charged to operating expenses as incurred.

 Long-lived Assets

      The Company reviews long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable.

 Advertising and promotional costs

      Advertising and promotional costs are expensed as incurred and are included in selling, general, and administrative expenses in the accompanying statements of operations. Advertising and promotional costs for the years ended December 31, 1997 and 1998 and the nine months periods ended September 30, 1998 (unaudited) and 1999 amounted to approximately $2.3 million, $2.8 million, $1.7 million, and $2.2 million, respectively.

 Income taxes

      The Company has elected to be taxed for federal income tax purposes under the provisions of Subchapter S of the Internal Revenue Code by unanimous consent of its shareholders. Under these provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the shareholders are individually liable for the federal income taxes on the Company's income. The Company periodically makes shareholder distributions to fund personal tax liabilities resulting from the Company's taxable income. A provision for state and local income taxes is included in the financial statements since S Corporation elections are not recognized for state and local income tax purposes.

 Fair value of financial instruments

      The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. Unless otherwise disclosed, the fair value of financial instruments, including cash, accounts receivable, floor plan notes payable, accounts payable and accrued liabilities, approximates their recorded values due primarily to the short-term nature of their maturities. Management believes that the fair value of the Company's long-term debt approximates its recorded value based on the variable nature of the related interest rates.

 Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and

                           POTAMKIN AUTO CENTER, LTD.

liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Geographic concentration

      The diversity of the Company's customers and suppliers reduces the risk that a severe impact will occur in the near term as a result of changes in its customer base, competition or sources of supply. The Company's operations currently are concentrated in the northeastern United States. A severe economic downturn in the northeastern United States could negatively impact the Company's operating results. Due to the Company's geographic concentration, management cannot assure that unanticipated events will not have a negative impact on the Company.

 Interim financial statements

      The unaudited financial statements presented herein have been prepared by the Company without audit and, in the opinion of management, contain all adjustments, consisting of only normal recurring adjustments, necessary to present the results of its operations and cash flows for the nine month period ended September 30, 1998 (unaudited) fairly and on a basis consistent with the financial statements for the year ended December 31, 1998 and the nine month period ended September 30, 1999.

3. ACCOUNTS RECEIVABLE

      Accounts receivable consist of the following (in thousands):

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
     Contracts in transit............................    $3,766       $3,067
     Finance income and other receivables............       223          370
                                                         ------       ------
       Total.........................................     3,989        3,437
     Less finance income chargebacks reserve.........       (50)         (50)
                                                         ------       ------
                                                         $3,939       $3,387
                                                         ======       ======

      Contracts in transit primarily represent receivables from financial institutions that provide funding for customer vehicle financing. These receivables are normally collected within 30 days of the sale of the related vehicle. Finance income receivables represent amounts due from financial institutions earned from arranging financing with the Company's customers. Concentrations of credit risk with respect to contracts in transit and finance income receivables are limited primarily to financial institutions.

4. INVENTORIES

      Inventories consist of the following (in thousands):

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
     New vehicles....................................   $ 4,922       $3,835
     Used vehicles...................................     5,634        4,256
                                                        -------       ------
       Total before LIFO reserve.....................    10,556        8,091
     Less LIFO reserve...............................      (165)        (141)
                                                        -------       ------
     Net inventories.................................   $10,391       $7,950
                                                        =======       ======

                           POTAMKIN AUTO CENTER, LTD.

      As previously noted, inventories are valued at the lower of cost or market. The Company uses the last-in, first-out ("LIFO") method for new vehicles and the specific identification method for used vehicles.

      During 1998 and 1999, inventory quantities were reduced, which resulted in liquidations of LIFO inventory layers carried at lower costs which prevailed in the prior years. The effect of the liquidations was not significant to any of the periods presented.

5. PROPERTY AND EQUIPMENT

      Property and equipment consists of the following (in thousands):

                                                    December 31, September 30,
                                                        1998         1999
                                                    ------------ -------------
     Land..........................................    $3,848       $3,848
     Buildings and leasehold improvements..........     3,325        3,325
     Furniture, fixture and equipment..............       537          546
                                                       ------       ------
       Total.......................................     7,710        7,719
     Less accumulated depreciation and
      amortization.................................      (700)        (803)
                                                       ------       ------
                                                       $7,010       $6,916
                                                       ======       ======

6. FLOOR PLAN NOTES PAYABLE

      The Company's floor plan agreements are with Chrysler Financial Corporation and provide financing for purchases of substantially all new and certain used vehicles.

      Floor plan notes payable reflect amounts for the purchase of specific vehicle inventory and consist of the following (in thousands):

                                                      December 31, September 30,
                                                          1998         1999
                                                      ------------ -------------
     Chrysler Financial Corporation with interest at
      LIBOR plus 2.25% at December 31, 1998 and
      LIBOR plus 1.75% at September 30, 1999........    $10,028       $8,378
                                                        =======       ======

      The floor plan agreements grant the lender a collateral interest in the specific inventory and certain other assets of the Company, and generally require the repayment of debt upon the sale of the vehicle. At December 31, 1998 and September 30, 1999, new and used vehicle inventory financed under floor plan agreements are pledged as collateral under these agreements.

      The weighted average annual interest rate on the floor plan borrowings was 7.9% and 7.8% for the year ended December 31, 1998 and for the nine month period ended September 30, 1999, respectively.

                           POTAMKIN AUTO CENTER, LTD.

7. LONG-TERM DEBT

      Long-term debt consists of the following (in thousands):

                                                    December 31, September 30,
                                                        1998         1999
                                                    ------------ -------------
     Mortgage, 7.72% (adjustable every fifth
      year), monthly interest and principal
      payment of $37, matures January 1, 2015.....    $ 4,067       $3,973
     Mortgage, 7.72 (adjustable every fifth year),
      monthly interest and principal payment of
      $14, matures January 1, 2015................      1,556        1,520
                                                      -------       ------
       Total long-term debt.......................      5,623        5,493
     Less current maturities of long-term debt....       (181)        (192)
                                                      -------       ------
     Long-term debt, excluding current
      maturities..................................    $ 5,442       $5,301
                                                      =======       ======

      The mortgages described above are collateralized by certain land and buildings with a net book value of approximately $6.7 million and $6.6 million at December 31, 1998 and September 30, 1999, respectively.

      Scheduled maturities of long-term are as follows (in thousands):

        Year ending December 31,
          1999........................................................... $   47
          2000...........................................................    196
          2001...........................................................    211
          2002...........................................................    228
          2003...........................................................    247
          2004...........................................................    267
          Thereafter.....................................................  4,297
                                                                          ------
                                                                          $5,493
                                                                          ======

8. EMPLOYEE BENEFIT PLAN

      The Company provides medical benefits to its employees after the first ninety days of employment. Medical benefit coverage for family members and dental coverage for employees and their family members are paid by the employee. The Company's total costs for medical benefits were approximately $232,000, $329,000, $259,000 and $333,000 for the years ended December 31, 1997 and 1998 and nine month periods ended September 30, 1998 (unaudited) and 1999, respectively.

9. RELATED PARTY TRANSACTIONS

      The Company has several demand notes payable to its shareholders in aggregate amounts of $500,000 at September 30, 1999. As these notes are payable on demand, they have been classified as current liabilities on the accompanying balance sheet. Interest on these notes accrues at rates generally consistent with the floor plan note interest rate. Interest expense recorded by the Company related to these notes was approximately $15,000 for the nine month period ended September 30, 1999.

      The Company participates in a casualty insurance program (coverage for property damage, loss from theft and umbrella liability coverage) administered by the Potamkin Companies. The total costs of this program are allocated to the participating companies based upon various methodologies depending upon the type of

                           POTAMKIN AUTO CENTER, LTD.

coverage, including historical claims, value of property and number of employees and net revenue. The Company's total costs for this program were $181,000, $196,000, $158,000, and $86,000 for the years ended December 31, 1997 and 1998 and nine month periods ended September 30, 1998 (unaudited) and 1999, respectively.

      The Company has vehicle purchases and sales with related parties, which are as follows (in thousands):

                                                            Nine Month
                                 Year Ended                Period Ended
                          ------------------------- ---------------------------
                          December 31, December 31, September 30, September 30,
                              1997         1998         1998          1999
                          ------------ ------------ ------------- -------------
                                                     (unaudited)
     Purchases...........   $18,756       $9,844       $7,930        $5,269
     Sales...............   $ 3,063       $  318       $  240        $  131

      The statements of operations include the costs of certain administrative and other services provided by the Potamkin Companies. These services include accounting, treasury, tax, human resources, legal, information systems and other related costs. These costs are allocated to the Company based upon the estimated percentage of personnel time spent on Company matters. The amounts of such costs allocated were $148,000, $144,000, $114,000 and $185,000 for the years ended December 31, 1997 and 1998 and nine month periods ended September 30, 1998 (unaudited) and 1999, respectively. In addition to these amounts, commencing in 1998, the Potamkin Companies have charged the Company a general management fee amounting to approximately $85,000, $151,000, and $113,000 for the year ended December 31, 1998 and nine month periods ended September 30, 1998 (unaudited) and 1999, respectively.

10. COMMITMENTS

      The Company leases certain of the land and buildings where its dealership operations are located under operating lease agreements with related parties. The property leases are noncancelable and generally have renewal options in series of five-year renewals subject to renewal, under essentially the same terms and conditions as the original lease.

      The aggregate minimum rental commitments for all noncancelable operating leases are as follows (in thousands):

                                                                          Amount
                                                                          ------
     Year ending December 31,
       1999 (three months)............................................... $  247
       2000..............................................................  1,021
       2001..............................................................  1,048
       2002..............................................................  1,083
       2003..............................................................  1,113
       2004..............................................................    976
       Thereafter........................................................    506
                                                                          ------
                                                                          $5,994
                                                                          ======

      Rent expense under all operating leases approximated $949,000, $968,000, $725,000 and $734,000 for the years ended December 31, 1997 and 1998 and the nine month periods ended September 30, 1998 (unaudited) and 1999, respectively.

                           POTAMKIN AUTO CENTER, LTD.

      The Company has guaranteed certain leases between related parties and third parties. The Company has guaranteed the floor plan notes payable between a related party and a third party. The floor plan notes payable are used to provide financing for the purchase of vehicles.

11. OTHER

      In April 1999, the Company closed its Nanuet, NY sales office. Included in selling, general and administrative expenses is approximately $215,000 to provide for the portion of the Company's lease commitment related to the closed sales office which management estimates will not be recouped through sub-lease to a third party. For the years ended December 31, 1997 and 1998 and the nine month periods ended September 30, 1998 (unaudited) and 1999, this sales office had total revenues of approximately $7.8 million, $5.8 million, $4.4 million and $2.1 million and gross profit of approximately $515,000, $376,000, $275,000 and $130,000, respectively.

12. SUBSEQUENT EVENT

      As previously noted, on October 19, 1999 CarsDirect.com acquired from the Company certain tangible and intangible assets and substantially all of the business of the Company in exchange for common stock of CarsDirect.com.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  Through and including      , 2000 (the 25th day after the date of this
prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                                            Shares

                              CarsDirect.com, Inc.

                              Class A Common Stock

                               ----------------

                                   PROSPECTUS

                               ----------------

                              Merrill Lynch & Co.

                                   Chase H&Q

                               Robertson Stephens

                                   E*OFFERING

                                       , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by CarsDirect.com in connection with the sale of the Class A common stock being registered. All amounts are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee. All expenses are payable by CarsDirect.com.

   SEC registration fee............................................. $   45,540
   NASD filing fee..................................................     17,750
   Nasdaq National Market listing fee...............................     90,000
   Printing and engraving costs.....................................    700,000
   Legal fees and expenses..........................................  3,000,000
   Accounting fees and expenses.....................................  2,000,000
   Blue Sky fees and expenses.......................................     *
   Transfer Agent and Registrar fees................................     *
   Miscellaneous expenses...........................................     *
                                                                     ----------
     Total.......................................................... $[       ]
                                                                     ==========

--------
*  To be filed by amendment

Item 14. Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

      Article X of our amended and restated certificate of incorporation provide for the indemnification of directors to the fullest extent permissible under Delaware law.

      Article VI of our restated bylaws that will be adopted upon the consummation of this offering will provide for the indemnification of officers, directors and third parties acting on our behalf if such person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interests, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

      We have entered into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our restated bylaws, and intend to enter into indemnification agreements with any new directors and executive officers in the future.

      The Underwriting Agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors in connection with matters specifically provided in writing by the underwriters for inclusion in the Registration Statement, and by us of the underwriters for certain liabilities, including liabilities arising under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

      Since October 9, 1998, the date of CarsDirect.com's incorporation, CarsDirect.com has issued and sold unregistered securities in the amounts, at the times, and for the aggregate amounts of consideration listed as follows:

        1. On October 9, 1998, CarsDirect.com issued 1,000 shares of Class A common stock to idealab! Investments, L.L.C. for an aggregate offering price of $1.00.

        2. On November 30, 1998, CarsDirect.com issued 10,000,000 shares of Series A preferred stock to idealab! Investments, L.L.C. for an aggregate offering price of $100,000.

        3. Between January 21, 1999 and April 12, 1999, CarsDirect.com issued 9,558,571 shares of Series B preferred stock to entities affiliated with idealab! Capital Management I, LLC, entities affiliated with Foundation Capital Management Co. II, L.L.C., and to other investors at a price of $0.77 per share, for an aggregate purchase price of $7,360,099.67.

        4. On March 19, 1999, CarsDirect.com issued 4,000 shares of Class A common stock to Michael Boehm in exchange for services rendered worth $600.

        5. On March 19, 1999, CarsDirect.com issued 4,000 shares of Class A common stock to Albert Soong in exchange for services rendered worth $600.

        6. On March 25, 1999, CarsDirect.com issued 989,540 shares of Class A common stock to Mike Malamut in exchange for services rendered worth $148,431.

        7. On April 1, 1999, CarsDirect.com issued 50,000 shares of Class A common stock to Ron Frey in exchange for services rendered worth $7,500.

        8. On April 19, 1999, CarsDirect.com purchased a domain name from HSD Incorporated in exchange for cash and 2,500 shares of Class A common stock valued at an aggregate price of $375 issued to David Peter.

        9. On May 7, 1999, CarsDirect.com issued 9,566,512 shares of Series C preferred stock to entities affiliated with MSD Capital, L.P., idealab! Holdings, L.L.C., entities affiliated with Goldman, Sachs & Co., Primedia Ventures, Inc., entities affiliated with Foundation Capital Management Co. II, L.L.C., and to other investors at prices of $2.33 per share, for an aggregate purchase price of $22,289,972.6.

        10. On June 21, 1999, CarsDirect.com issued warrants to purchase up to 100,000 shares of Class A common stock to Fred Silny at an exercise price of $2.33 per share. On November 14, 1999, Mr. Silny exercised the warrants to purchase 100,000 shares of Class A common stock.

        11. On July 5, 1999, CarsDirect.com purchased a domain name from TeleCD in exchange for cash and 3,000 shares of Class A common stock valued at an aggregate price of $1,050 issued to Mitchell de Graff.

        12. On July 8, 1999, CarsDirect.com issued a convertible promissory note in the aggregate principal amount of $78,823.30 to Lee & Associates, which converted into 5,001 shares of Series D preferred stock on October 27, 1999.

        13. On July 19, 1999, CarsDirect.com issued a warrant to purchase up to 10,000 shares of Class A common stock to Heidrick & Struggels, Inc. at an exercise price of $0.35 per share.

        14. On July 27, 1999, CarsDirect.com issued 600,000 shares of Class A common stock valued at $210,000 as payment for the acquisition by CarsDirect.com of Perga Capital Corp.


        15. On August 4, 1999, CarsDirect.com issued 6,500 shares of Class A common stock to Alan Rappoport in exchange for services rendered worth $2,275.

        16. On August 5, 1999, CarsDirect.com issued 6,000 shares of Class A common stock to Recruitment Advisors International, LLC d.b.a. Hunter Recruitment Advisors in exchange for a Settlement Agreement valued at $2,100.

        17. On August 18, 1999, CarsDirect.com issued warrants to purchase an undetermined number of shares of Class A common stock to Banc One Vehicle Finance Corporation, with an exercise price of $0.01 per share. Our board of directors has determined that the number of shares subject to the warrants is 2,085,970.

        18. On September 20, 1999, CarsDirect.com issued 191,011 shares of Series C preferred stock to GBJ Holdings, LLC at a per share price of $2.67 per share, for an aggregate purchase price of $509,999.37.

        19. On September 28, 1999, CarsDirect.com issued a convertible promissory note in the aggregate principal amount of $490,000 to GBJ Holdings, LLC, the principal amount of which is convertible into 171,329 Class A common stock or Series C preferred stock as of December 31, 1999.

        20. On October 19, 1999, CarsDirect.com issued 1,650,000 shares of Class A common stock to persons and entities affiliated with Potamkin Auto Center, Ltd. in connection with the acquisition by CarsDirect.com of assets of Potamkin Auto Center, Ltd. valued at $2,475,000.

        21. On October 20, 1999, CarsDirect.com issued a convertible promissory note in the aggregate principal amount of $100,000 to Eugene R. Schutt. On October 27, 1999, this note converted into 6,345 shares of Series D preferred stock.

        22. On November 4, 1999, CarsDirect.com issued 6,000 shares of Class A common stock to Marcee Kleinman in exchange for services rendered worth $9,000.

        23. On November 4, 1999, CarsDirect.com issued a warrant to purchase up to 200,000 shares of Series D preferred stock to Robert Brisco at an exercise price of $15.76 per share.

        24. On November 15, 1999, CarsDirect.com issued 13,655 shares of Class A common stock to Eugene Schutt in exchange for services rendered worth $20,483.

        25. Between October 27, 1999 and April 2000, CarsDirect.com issued 17,355,273 shares of Series D preferred stock to idealab! Holdings, L.L.C., entities affiliated with idealab! Capital Management I, LLC, entities affiliated with East Peak Partners, Scott Painter and entities of which Mr. Painter is a beneficial owner, Greg Brogger and to other investors at a price of $15.76 per share, for an aggregate purchase price of $273,519,102.48.

        26. On December 16, 1999, CarsDirect.com issued 10,000 shares of Class A common stock to Alston & Bird, LLP in exchange for services rendered worth $50,000.

        27. On December 29, 1999, CarsDirect.com issued 2,050,000 shares of Class B common stock to idealab! Holdings, L.L.C., at a per share price of $17.34, for an aggregate price of $35,547,000.

        28. On January 13, 2000, CarsDirect.com issued a warrant to purchase up to 100,000 shares of Series D preferred stock to Lynn Walsh at an exercise price of $15.76 per share.

        29. On May 15, 2000, CarsDirect.com issued 1,078,682 shares of Series D preferred stock to UnitedAuto Group, Penske Automotive Group and certain affiliated and associated companies at a per share price of $15.76, for an aggregate purchase price of $17,000,028.32 and issued warrants to purchase an aggregate of 7,939,339 shares of Series D preferred stock at an exercise price of $15.76 per share to UnitedAuto Group, Penske Automotive Group and certain affiliated companies.

        30. Between December 28, 1998 and      , CarsDirect.com granted stock
  options to purchase         shares of Class A common stock at exercise
  prices ranging from $0.001 to $   per share to employees and consultants
  pursuant to its 1998 Stock Plan.

        31. Between December 28, 1998 and      , an aggregate of       shares
  of Class A common stock were issued upon exercise of options under CarsDirect.com's 1998 Stock Plan.

      The sale and issuance of securities in the above transactions were deemed to be exempt from registration under the Securities Act. Items 3, 9, 18 and 25 were deemed to be exempt under Regulation D and items 30 and 31 were deemed exempt under Rule 701. The remaining items were deemed to be exempt under
Section 4(2) of the Securities Act. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about CarsDirect.com or had access, through employment or other relationships, to such information.

Item 16. Exhibits and Financial Statement Schedules

   (a) Exhibits

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement.
  2.1    Share Purchase Agreement, dated July 16, 1999, among CarsDirect.com,
         ADMS Nova Scotia Company, Perga Capital Corp., Autodata Marketing
         Systems Incorporated, the shareholders of Perga Capital Corp. and
         Gregory T. Perrier.
  2.2    Asset Purchase Agreement, dated October 19, 1999, among
         CarsDirect.com, Potamkin Auto Center, Ltd., Robert M. Potamkin, Alan
         H. Potamkin, Ted Bessen and Planet Automotive Group, Inc.
  2.3    Roll-Up Agreement, dated December 16, 1999, among CarsDirect.com, Bank
         One Corporation, Bank One, N.A., Columbus, Ohio, Bank One Insurance
         Services Corporation and CD1Financial.com, LLC.
  3.1    Restated Certificate of Incorporation of the Registrant currently in effect.
  3.2    Bylaws of the Registrant currently in effect.
  3.3*   Restated Certificate of Incorporation of the Registrant to be in
         effect upon completion of this offering.
  3.4*   Restated Bylaws of the Registrant to be in effect upon completion of this offering.
  4.1*   Specimen Common Stock Certificate.
  4.2    Fourth Amended and Restated Investor Rights Agreement, dated October
         27, 1999, among CarsDirect.com and purchasers of its preferred stock.
  4.3    Stock Purchase Warrant, dated November 4, 1999, of CarsDirect.com in favor of Robert Brisco.
  4.4    Stock Purchase Warrant, dated January 13, 2000, of CarsDirect.com in favor of Lynn Walsh.
  4.5    Convertible Subordinated Promissory Note, dated September 28, 1999, of
         CarsDirect.com in favor of GBJ Holdings, LLC.
  4.6    Warrant to Purchase 10,000 Shares of the Common Stock of
         CarsDirect.com, Inc., dated October 29, 1999, of CarsDirect.com in favor of Heidrick & Struggels, Inc.
  4.7    Common Stock Purchase Warrant dated December 16, 1999, of
         CarsDirect.com in favor of Bank One, N.A., Columbus, Ohio.
  4.8    Stockholder Agreement, dated December 30, 1999, between
         CarsDirect.com, idealab! Holdings, L.L.C. and Bill Gross' idealab!.
  4.9*   Security Agreement and Note in the initial principal amount of
         $255,000, dated March 13, 2000, of Christine Bucklin in favor of
         CarsDirect.com.
  4.10*  Security Agreement and Note in the initial principal amount of
         $261,211, dated March 13, 2000, of Christine Bucklin in favor of
         CarsDirect.com.
  4.11   Form of Note and Security Agreement.
  4.12   Secured Promissory Note, dated September 1, 1999, of Gerald J. Popek in favor of CarsDirect.com.
  4.13   Secured Promissory Note, dated November 8, 1999, of Gerald L. Popek in favor of CarsDirect.com.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   1998 Stock Plan, as amended, and form of option agreement thereunder.
 10.2*   2000 Employee Stock Purchase Plan.
 10.3    Robert Brisco Employment Agreement, dated November 8, 1999, between
         CarsDirect.com and Robert Brisco, as amended.
 10.4    Christine Bucklin Employment Agreement, dated November 4, 1999, between CarsDirect.com and Christine Bucklin.
 10.5    Employment Agreement, dated June 21, 1999, between CarsDirect.com and
         Frederick G. Silny.
 10.6    Employment Agreement, dated September 30, 1999, among CarsDirect.com,
         Scott Painter and Bill Gross' idealab!.
 10.7    Form of Indemnification Agreement.
 10.8    Standard Industrial/Commercial Multi-Tenant Lease--Net, dated July 1,
         1999, between CarsDirect.com and Trenton Property, LLC.

 Exhibit
 Number
 -------
 10.9    First Amendment to Standard Industrial/Commercial Multi-Tenant Lease
         Net, dated April 24, 2000, between CarsDirect.com and Trenton
         Property, LLC.
 10.10   Agreement of Lease, dated October 19, 1999, between CarsDirect.com and
         Potamkin Auto Center, Ltd.
 10.11*  Term Sheet, dated December 16, 1999, between CarsDirect.com and
         Finance One Corporation.
 10.12   Amendment No. 1 to Strategic Alliance Agreement, dated November 23,
         1999, between CarsDirect.com and Autoland, Inc.
 10.13   Consulting Agreement, dated April 1, 1999, between CarsDirect.com,
         Michael L. Malamut and Ronald L. Frey.
 10.14   Separation and Consulting Agreement, dated April 28, 2000, between
         CarsDirect.com and Kenneth J. Murphy.
 10.15*  Strategic Co-Marketing Agreement, dated March 16, 2000, between
         CarsDirect.com and Autoweb.com, Inc.
 10.16*  Series D Preferred Stock Purchase and Warrant Agreement, dated May 15,
         2000, among CarsDirect.com, Penske Internet Capital Group, L.L.C.,
         UnitedAuto Group, Inc., HAC II, Inc. and Penske Automotive Group,
         Inc., and related documents.
 21.1    List of Subsidiaries.
 23.1    Consent of Independent Accountants.
 23.2    Consent of Independent Accountants.
 23.3*   Consent of Counsel (see Exhibit 5.1).
 24.1    Power of Attorney (Included on signature page hereto).
 27.1    Financial Data Schedule.

--------
  + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

  * To be filed by amendment.

   (b) Financial Statement Schedules

      Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      The undersigned registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on the 16th day of May, 2000.

                                          CARSDIRECT.COM, INC.

                                                    /s/ Robert Brisco
                                          By: _________________________________
                                                       Robert Brisco
                                               President and Chief Executive
                                                          Officer

                               POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints, jointly and severally, Robert Brisco and Frederick G. Silny, and each of them acting individually, as his or her attorney-in-fact, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments (including, without limitation, post-effective Amendments and any amendments or abbreviated registration statements increasing the amount of securities for which registration is being sought filed pursuant to Rule 462 under the Security Act of 1933) to this Registration Statement, with all exhibits and any and all documents required to be filed with respect thereto, with the Securities and Exchange Commission or any regulatory authority, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in order to effectuate the same, as fully to all intents and purposes as he or she might or could do if personally present, hereby ratifying and confirming all that such attorneys-in-fact and agents, or either of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

             Signature                           Title                    Date
             ---------                           -----                    ----

        /s/ Robert Brisco            President, Chief Executive       May 16, 2000
____________________________________ Officer and Director
           Robert Brisco             (Principal Executive Officer)

      /s/ Frederick G. Silny         Chief Financial Officer and      May 16, 2000
____________________________________ Secretary (Principal
         Frederick G. Silny          Financial Officer)

        /s/ Howard Morgan            Director, Chairman of the        May 16, 2000
____________________________________ Board
           Howard Morgan

        /s/ Jim Armstrong            Director                         May 16, 2000
____________________________________
           Jim Armstrong

        /s/ Glenn Fuhrman            Director                         May 16, 2000
____________________________________
           Glenn Fuhrman

             Signature                           Title                    Date
             ---------                           -----                    ----

       /s/ Gerald Greenwald          Director                         May 16, 2000
____________________________________
          Gerald Greenwald

         /s/ Bill Gross              Director                         May 16, 2000
____________________________________
             Bill Gross

        /s/ Lawrence Gross           Director                         May 16, 2000
____________________________________
           Lawrence Gross

       /s/ Michael Malamut           Director                         May 16, 2000
____________________________________
          Michael Malamut

        /s/ Scott Painter            Director                         May 16, 2000
____________________________________
           Scott Painter

    /s/ Roger S. Penske, Sr.         Director                         May 16, 2000
____________________________________
        Roger S. Penske, Sr.

                                 EXHIBIT INDEX

 Exhibit
 Number
 -------
  1.1*   Form of Underwriting Agreement.
  2.1    Share Purchase Agreement, dated July 16, 1999, among CarsDirect.com,
         ADMS Nova Scotia Company, Perga Capital Corp., Autodata Marketing
         Systems Incorporated, the shareholders of Perga Capital Corp. and
         Gregory T. Perrier.
  2.2    Asset Purchase Agreement, dated October 19, 1999, among
         CarsDirect.com, Potamkin Auto Center, Ltd., Robert M. Potamkin, Alan
         H. Potamkin, Ted Bessen and Planet Automotive Group, Inc.
  2.3    Roll-Up Agreement, dated December 16, 1999, among CarsDirect.com, Bank
         One Corporation, Bank One, N.A., Columbus, Ohio, Bank One Insurance
         Services Corporation and CD1Financial.com, LLC.
  3.1    Restated Certificate of Incorporation of the Registrant currently in effect.
  3.2    Bylaws of the Registrant currently in effect.
  3.3*   Restated Certificate of Incorporation of the Registrant to be in
         effect upon completion of this offering.
  3.4*   Restated Bylaws of the Registrant to be in effect upon completion of this offering.
  4.1*   Specimen Common Stock Certificate.
  4.2    Fourth Amended and Restated Investor Rights Agreement, dated October
         27, 1999, among CarsDirect.com and purchasers of its preferred stock.
  4.3    Stock Purchase Warrant, dated November 4, 1999, of CarsDirect.com in favor of Robert Brisco.
  4.4    Stock Purchase Warrant, dated January 13, 2000, of CarsDirect.com in favor of Lynn Walsh.
  4.5    Convertible Subordinated Promissory Note, dated September 28, 1999, of
         CarsDirect.com in favor of GBJ Holdings, LLC.
  4.6    Warrant to Purchase 10,000 Shares of the Common Stock of
         CarsDirect.com, Inc., dated October 29, 1999, of CarsDirect.com in favor of Heidrick & Struggels, Inc.
  4.7    Common Stock Purchase Warrant dated December 16, 1999, of
         CarsDirect.com in favor of Bank One, N.A., Columbus, Ohio.
  4.8    Stockholder Agreement, dated December 30, 1999, between
         CarsDirect.com, idealab! Holdings, L.L.C. and Bill Gross' idealab!.
  4.9*   Security Agreement and Note in the initial principal amount of
         $255,000, dated March 13, 2000, of Christine Bucklin in favor of
         CarsDirect.com.
  4.10*  Security Agreement and Note in the initial principal amount of
         $261,211, dated March 13, 2000, of Christine Bucklin in favor of
         CarsDirect.com.
  4.11   Form of Note and Security Agreement.
  4.12   Secured Promissory Note, dated September 1, 1999, of Gerald J. Popek in favor of CarsDirect.com.
  4.13   Secured Promissory Note, dated November 8, 1999, of Gerald L. Popek in favor of CarsDirect.com.
  5.1*   Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
 10.1*   1998 Stock Plan, as amended, and form of option agreement thereunder.
 10.2*   2000 Employee Stock Purchase Plan.
 10.3    Robert Brisco Employment Agreement, dated November 8, 1999, between
         CarsDirect.com and Robert Brisco, as amended.
 10.4    Christine Bucklin Employment Agreement, dated November 4, 1999, between CarsDirect.com and Christine Bucklin.
 10.5    Employment Agreement, dated June 21, 1999, between CarsDirect.com and
         Frederick G. Silny.
 10.6    Employment Agreement, dated September 30, 1999, among CarsDirect.com,
         Scott Painter and Bill Gross' idealab!.
 10.7    Form of Indemnification Agreement.
 10.8    Standard Industrial/Commercial Multi-Tenant Lease--Net, dated July 1,
         1999, between CarsDirect.com and Trenton Property, LLC.
 10.9    First Amendment to Standard Industrial/Commercial Multi-Tenant Lease
         Net, dated April 24, 2000, between CarsDirect.com and Trenton
         Property, LLC.

 Exhibit
 Number
 -------
 10.10   Agreement of Lease, dated October 19, 1999, between CarsDirect.com and
         Potamkin Auto Center, Ltd.
 10.11*  Term Sheet, dated December 16, 1999, between CarsDirect.com and
         Finance One Corporation.
 10.12   Amendment No. 1 to Strategic Alliance Agreement, dated November 23,
         1999, between CarsDirect.com and Autoland, Inc.
 10.13   Consulting Agreement, dated April 1, 1999, between CarsDirect.com,
         Michael L. Malamut and Ronald L. Frey.
 10.14   Separation and Consulting Agreement, dated April 28, 2000, between
         CarsDirect.com and Kenneth J. Murphy.
 10.15*  Strategic Co-Marketing Agreement, dated March 16, 2000, between
         CarsDirect.com and Autoweb.com, Inc.
 10.16*  Series D Preferred Stock Purchase and Warrant Agreement, dated May 15,
         2000, among CarsDirect.com, Penske Internet Capital Group, L.L.C.,
         UnitedAuto Group, Inc., HAC II, Inc. and Penske Automotive Group,
         Inc., and related documents.
 21.1    List of Subsidiaries.
 23.1    Consent of Independent Accountants.
 23.2    Consent of Independent Accountants.
 23.3*   Consent of Counsel (see Exhibit 5.1).
 24.1    Power of Attorney (Included on signature page hereto).
 27.1    Financial Data Schedule.

--------
  + Certain portions of this exhibit have been granted confidential treatment by the Commission. The omitted portions have been separately filed with the Commission.

  * To be filed by amendment.